04054191

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	**Day Software Holding AG**
***CURRENT ADDRESS**	**Barfuesserplatz 6** **4001 Basel** **Switzerland**
****FORMER NAME**	
****NEW ADDRESS**	

PROCESSED
JAN 06 2005
THOMSON FINANCIAL

FILE NO. 82- 34849 **FISCAL YEAR** ____________

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: 01/05/05

82-34849

DAY SOFTWARE HOLDING AG
Preliminary Documents for 12g3-2(b) Application

Table of Contents

Public filings with the Register of Commerce of the Canton Basel Stadt in 2004:

Filing of February 27, 2004:
New and revised articles of association have been filed.

Following the various exercising of Stock Options the company's conditional capital had to be adjusted. As a consequence Article 3ter of the Articles of Association has been revised and will now read as follows (the original text is in German; the only binding version is the German version):

> ***Art. 3ter Conditional increased Capital***
> *"The share capital is increased by issuing shares not exceeding the amount of 558'922 fully paid shares with a par value of CHF 10.00 each. The share capital is increased by an amount not exceeding CHF 5'589'220.00 by exercising of options which have been assigned to employees of the Company according to the stock option plan of the Board of Directors. The preemptive rights of the shareholders are excluded."*

Filing of June 4, 2004:
New and revised articles of association have been filed.

Following the annual shareholder meeting the company's authorized capital has been increased and renewed. Article 3bis of the Articles of Association has been revised and will now read as follows (the original text is in German; the only binding version is the German version):

> ***Art. 3bis Authorized Capital***
> *"The Board of Directors is authorized to increase the share capital at any time until 17 May 2006 by a maximum amount of CHF 5'620'000.00 by issuing shares not exceeding the amount of 562'000 fully paid in shares with a par value of CHF 10.00 each. Increases by way of fixed sale and increases by partial amounts are permitted. The Board of Directors shall set the issuing price per share, the date of commencement of entitlement to dividends and the type of contributions. The Board of Directors is authorized to exclude the pre-emptive rights of the shareholders for important reasons and assign these to third parties, particularly for a) the acquisition of a business or part of a business by way of share exchange b) for the financing of the acquisition of a business, part of a business, participation or new investments of the Company c) for granting of a participation to employees or (d) for strategic partnerships."*

Filing to the SWX:

RECEIVED
2004 DEC -6 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

A. Changes in Capital Structure 2004

Title	Date
Options Exercised in October 2004	November 1, 2004
Options Exercised in September 2004	October 1, 2004
Options Exercised in August 2004	September 1, 2004
Options Exercised in July 2004	August 2, 2004
Options Exercised in June 2004	July 1, 2004
Options Exercised in May 2004	June 1, 2004
Options Exercised in April 2004	May 3, 2004
Options Exercised in March 2004	April 1, 2004
Capital Increase	March 11, 2004
Options Exercised in February 2004	March 1, 2004
Options Exercised in January 2004	February 1, 2004
Options Exercised in December 2003	February 1, 2004
Options Exercised in November 2003	February 1, 2004

Changes in Capital Structure 2003

Title	Date
Options Exercised in October 2003	November 24, 2003
Options Exercised in September 2003	October 9, 2003
Options Exercised in August 2003	September 9, 2003
Options Exercised in July 2003	September 9, 2003
Options Exercised in June 2003	July 22, 2003
Options Exercised in May 2003	June 30, 2003
Options Exercised in April 2003	May 5, 2003
Options Exercised in March 2003	April 16, 2003
Options Exercised in February 2003	April 16, 2003
Options Exercised in January 2003	February 5, 2003
Options Exercised in December 2002	January 6, 2003
Options Exercised in November 2002	January 6, 2003

Filings to the SWX in 2003:

RECEIVED

2004 DEC -6 P 3:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

English Language Summary

a) Changes in capital structure

This is a monthly filing with the SWX, in the form of a letter from the company general counsel. The letter sets out the number of share options exercised and the number of new shares issued out of exercised stock options in the preceding month which resulted in a change of capital structure. The letter states that it is prepared in accordance with the current Swiss statutes and is filed in accordance with them. The company counsel invites the SWX to contact him if there is anything incomplete or mistaken. The letter is a form that does not significantly vary month to month, except for the following:

- Filing of January 6, 2003: Declaring 0 Options exercised in November 2002
- Filing of January 6, 2003: Declaring 0 Options exercised in December 2002
- Filing of February 5, 2003: Declaring 0 Options exercised in January 2003
- Filing of April 16, 2003: Declaring 0 Options exercised in February 2003
- Filing of April 16, 2003: Declaring 0 Options exercised in March 2003
- Filing of May 5, 2003: Declaring 0 Options exercised in April 2003
- Filing of June 30, 2003: Declaring 0 Options exercised in May 2003
- Filing of July 22, 2003: Declaring 0 Options exercised in June 2003
- Filing of September 9, 2003: Declaring 0 Options exercised in July 2003
- Filing of September 9, 2003: Declaring 0 Options exercised in August 2003
- Filing of October 9, 2003: Declaring 0 Options exercised in September 2003
- Filing of November 24, 2003: Declaring 1167 Options exercised in October 2003

Filings to the SWX in 2004:

a) Changes in capital structure

This is a monthly filing with the SWX, in the form of a letter from the company general counsel. The letter sets out the number of share options exercised and the number of new shares issued out of exercised stock options in the preceding month which resulted in a change of capital structure. The letter states that it is prepared in accordance with the current Swiss statutes and is filed in accordance with them. The company counsel invites the SWX to contact him if there is anything incomplete or mistaken. The letter is a form that does not significantly vary month to month, except for the following:

- Filing of February 1, 2004: Declaring 1880 Options exercised in November 2003.
- Filing of February 1, 2004: Declaring 0 Options exercised in December 2003.
- Filing of February 1, 2004: Declaring 2700 Options exercised in January 2004.
- Filing of March 1, 2004: Declaring 25379 Options exercised in February 2004.
- Filing of March 11, 2004: Filing of report showing the capital increase out of stock options being changed in the corporate statute and such the registered at the commercial register of Basel.
- Filing of April 1, 2004: Declaring 36424 Options exercised in March 2004.
- Filing of May 3, 2004: Declaring 7477 Options exercised in April 2004.
- Filing of June 1, 2004: Declaring 7736 Options exercised in May 2004.
- Filing of July 1, 2004: Declaring 200 Options exercised in June 2004.
- Filing of August 2, 2004: Declaring 1208 Options exercised in July 2004.
- Filing of September 1, 2004: Declaring 200 Options exercised in August February 2004.
- Filing of October 1, 2004: Declaring 1000 Options exercised in September 2004.
- Filing of November 1, 2004: Declaring 0 Options exercised in October 2004.

Day Software Holding AG
Press Releases from January 1, 2004 to November 17, 2004

RECEIVED
2004 DEC -6 P 3:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Title	Date
St.Gallen Website Is Best Website of All Swiss Cantons	November 5, 2004
Swiss Life Website Powered by Day Receives Honours	October 14, 2004
Mercedes-Benz Website Awarded Top Manufacturer Website	October 12, 2004
Day Hosts W3C Technical Architecture Group Meeting	October 11, 2004
Day Selected to Power Brown & Toland Medical Group Site	October 6, 2004
Day and TRADOS Introduce World-Class Branding Solutions	October 4, 2004
Havas Relies on Day for its New Global Corporate Website	September 30, 2004
Day and GFT Solutions Integrate Product Suites	September 23, 2004
Day Creates Industry Collaboration with Apache	September 21, 2004
Degussa Portal Powered by Day Software	September 2, 2004
NewMediaSales.com: Day Has a Leading Position in ECM	August 19, 2004
Day Reports Financial Results for First Half of Fiscal Year	August 11, 2004
Day's Standardization Initiative Completes Public Review	August 3, 2004
Groupe Mutuel Selects Day Software	July 28, 2004
Eckhard Voigt New Managing Director of Day Germany	July 22, 2004
Day Hosts Strategic Automotive Summit	June 30, 2004
Day and WireJack Deliver Mobile Content Platform	June 29, 2004
Chrysler and Jeep Select Day Software	June 8, 2004
IBM Announces Adoption of Content Repository Standard Lead	May 26, 2004
Day Appears in 2 Gartner Magic Quadrants	May 24, 2004
Day Leads the Charge Driving JSR 170 Standard	May 19, 2004
Day Chief Scientist to Speak about JSR 170 at Travdex	May 5, 2004
Day and Acquity Group Join Forces	April 29, 2004
Swiss Life Selects Day for European-wide Internet Initiative	April 15, 2004
Day Releases Latest Version of Communiqué	April 2, 2004
Day Listed on Main Board of SWX Swiss Exchange	April 1, 2004
Day Demonstrates Global Deployment at Gilbane	March 24, 2004
Day to Share Keys to Building Smart Enterprise at DCI Event	March 16, 2004
Panalpina Selects Day for Global Internet Initiative	March 10, 2004
Day and Sun Microsystems Collaborate at AIIM Expo 2004	March 8, 2004
Audi Employee Portal Live Using Day Software	March 4, 2004
Day Reports Fourth Quarter & Fiscal Year 2003 Results	February 25, 2004
Federal Department of Justice and Police Relies on Day	February 10, 2004
Formica Corporation Covers the World with Day	January 27, 2004
Day and IBM Form Cooperation	January 21, 2004

Day Powered Website Wins Electronic Government Award for www.sg.ch

Irvine, California and Basel, Switzerland – November 5, 2004 – Day, a leading provider of global content management software, today announced that another of its premier customers, the canton of St.Gallen has won the electronic government award "Eugen" 2004 in the category "cantons" for its Internet site www.sg.ch. The jury praised the overall design, user-friendliness and need orientation of the St.Gallen website.

Bedag Informatik AG, IT service provider from Bern, Switzerland awards the electronic government prize "Eugen". The jury draws on a comprehensive and detailed analysis of the approximately 2,100 web presences of federal offices, cantons and local authorities. A scientific grid with over 40 detail criteria was created for the evaluation – from content offering and possibility for interaction via design and usability to technology and security.

"The website of canton of St.Gallen features – besides the successful design – an outstanding user-friendliness and need orientation," wrote the jury. "This is due to the clear structure and clarity of the required information that can be found very quickly. In addition, the website possesses extensive link lists and has a big online offering of download documents. And, important features such as print optimization, the possibility of script enlargement and 128-bit encryption of sensitive data are available."

For more information, visit www.bedag.ch/bistro/news/041020_mm_eugen_egov.html

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

Innovative and Easy-to-Use Site Takes Gold Medal

Irvine, California and Basel, Switzerland - October 12, 2004 - Day, a leading provider of global content management software, today announced that one of its premier customers, Mercedes-Benz UK, was awarded the Gold medal for "Best Manufacturer Web Site of the Year 2004". The site **http://www.mercedes-benz.co.uk** is based on Day's software Communiqué and was selected from among a number of leading manufacturers by Britain's largest buying guide for Vans "What Van?":

"...We applaud Mercedes-Benz's approach by awarding it the Gold medal for its site **http://www.mercedes-benz.co.uk**. It loads quickly, isn't hard on the eyes thanks to pastel colours and there are two ways to get to the information...", wrote the editors of What Van? "...If visitors already know what van they are after it's a simple matter of clicking straight through. If they're not sure there's the model finder route. Mercedes gets 10 out of 10 for its simple site navigation. Which ever path is chosen, they end up with access to all the detail they require on screen, with the option of downloading it in PDF format..."

Each manufacturers site was subjected to rigorous, hands-on testing, and winners were chosen based on performance, capabilities, ease-of-use and unique features.

"We are extremely pleased that Mercedes-Benz has been acknowledged for its innovations in providing quality service to their customers," said Michael Moppert, CEO of Day. "This was a thorough evaluation, and this award validates the combination of ease-of-use, flexibility and functionality Mercedes-Benz prides themselves on and that their customers rave about. We are proud to have played an important role in their successful initiative and look forward to continuing our long-standing relationship."

You can find the complete article at:
http://www.whatvan.co.uk/voy_r.asp?manufacturer=Mercedes-Benz&model=Vito

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

Internet Insurance Site Awarded Two First Places

Irvine, California and Basel, Switzerland – October 14, 2004 – Day, a leading provider of global content management software, today announced that Swiss Life, a leading provider of life insurance and long-term savings and protection, has received two awards for its Internet site based on Day's software Communiqué. Two comparisons of websites, conducted by the Swiss publications "Finanz und Wirtschaft" and "CASH", have revealed the same winner: Swiss Life.

Swiss Life has undertaken a European-wide Internet re-launch using Day's flagship software, Communiqué. The goal of Swiss Life's new overall online presence is to combine international uniformity in brand with a high level of flexibility and cost efficiency by creating a uniform content management platform whereby the content is provided centrally and can be selected and reused by all regional subsidiaries.

Swiss Life chose Day's Communiqué, because it in particular offers openness, scalability and flexibility enabling Swiss Life to expand their Internet presence easily at any time. Additionally, Communiqué's ease of use requires little user training and creates rapid adoption by the user community. The Day system also includes comprehensive globalization functionalities, which support the roll-out of further country sites in an outstanding way.

The comprehensive Internet re-launch now has led to first place awards in two website comparisons: The Swiss publication "Finanz und Wirtschaft" and the organization of investor relations agencies reviewed 76 websites of the largest, most successful and listed Swiss companies. Ratings and benchmarks were conducted based on the investor relations content and media interactivity. Swiss Life achieved the first place.

Additionally, the Swiss publication "CASH" tested the user-friendliness of the largest Swiss insurance websites from the customer perspective. Specifically, they tested the usage criteria and overall content. Swiss Life again earned first place in the "CASH" comparison.

Website comparisons are available at:
http://www.swisslife.ch/slch/de/home/newsmedia/newsitem.website_articles.html

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

Web Experts Gather to Discuss Further Development of the Web Architecture

Irvine, California and Basel, Switzerland – October 11, 2004 – Day, a leading provider of global content management software, today announced the accomplishment of the W3C (World Wide Web Consortium) Technical Architecture Group (TAG) meeting at Day's headquarters in Basel, Switzerland, October 5-7. All current TAG members participated and discussed current and further developments of the World Wide Web. The TAG members include experts on Web architecture from all over the world, including Dan Connolly (W3C, MIT), Paul Cotton (Microsoft), Roy Fielding (Day), Chris Lilley (W3C, ERCIM), Noah Mendelsohn (IBM), Norman Walsh (Sun Microsystems), Stuart Williams (Hewlett-Packard), and Tim Berners-Lee (W3C, MIT), the inventor of the World Wide Web.

"The TAG thanks Day for hosting our meeting in Basel," said Stuart Williams of Hewlett-Packard, co-chair of the TAG. "Moreover, we are delighted with Day's contribution in supporting Roy Fielding's active participation in the TAG as well as his work on Internet standards through the Internet Engineering Task Force (IETF)."

W3C was created in October 1994 to lead the World Wide Web to its full potential by developing common protocols and technologies that promote its evolution and ensure its interoperability. The TAG was created by W3C to document and build consensus around principles of Web architecture and to interpret and clarify these principles when necessary, to resolve issues involving general Web architecture brought to the TAG, and to help coordinate cross-technology architecture developments inside and outside W3C. The TAG's meeting in Basel was focused on the document "Architecture of the World Wide Web" **http://www.w3.org/TR/webarch/** and related issues that have been noted by W3C members and other groups designing new Web technology.

"It is a great honor and pleasure for Day to have all these great Web experts in our headquarters and being part of their discussions," said Michael Moppert, CEO of Day. "We are fully committed to Roy's work for the TAG, which has a direct impact on our development in terms of architecture and standardization aiming for a more effective use of the Web for enterprises."

For more information about W3C, visit http://www.w3c.org

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

First Phase of Multi-Tiered Project

Irvine, California and Basel, Switzerland – October 6, 2004 – Day, a leading provider of global content management software, today announced that Brown & Toland Medical Group has selected Day's Communiqué to power the launch of a new Web site for its physicians and members. Brown & Toland's new Web site, http://www.brownandtoland.com, launched on September 22. The Web site features a fresh, new look as well as a health library with thousands of articles on a variety of health topics. The site also includes a comprehensive physician directory that allows users to search for physicians by name, specialty or zip code, as well as other important information for Brown & Toland patients and visitors to the site.

The new look features easy-to-use navigational tabs, designed to provide quick, easy access to information. The Web site also contains a portal to Brown & Toland's Web site for physicians and physician offices. The information on the physician site is password protected. Other highlights of the site include electronic editions of HealthLink, Brown & Toland's health newsletter, as well as the ability for patients and visitors to "opt in" and tailor the health information they receive via the Web. Future modifications to the site will allow Brown & Toland patients to make appointments and reconcile their account with select physician offices.

"Today's consumer has come to expect to use the Web as a research tool and a tool for transacting business, be it making appointments or paying bills online," said Nancy Griest, Brown & Toland's Vice President, Medical Group Services, Information Technology. "In the future, we will make improvements to the Web site to make it even easier to our patients to use and to provide more information."

After a competitive review, Brown & Toland selected Day because of its robust, open standards based solution and overall lower total cost of ownership. Finding the most flexible, easy-to-use content management system was a critical element in the selection process.

"We needed a system that would save our physicians time in their day-to-day tasks and provide our members with easy access to information," said Richard Angeloni, Corporate Director of Communications, Brown & Toland Medical Group. "Day's quick implementation enabled us to go to market quickly with a new site that could be accessed by our physicians, members and the public."

Day will provide the content management framework with an open J2EE architecture, giving Brown & Toland the flexibility to scale the system along with their growth plans.

For more information about Brown & Toland, visit www.brownandtoland.com.

About Day - www.day.com
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of

location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

Daniel Heck
10/03/2004 11:49 PM

To: ch.staff/Day, de.staff/Day, uk.staff/Day, us.staff/Day, guntmar.kerbl@day.com
cc:
Subject: Press Release on Monday, October 4

This press release was sent out this morning.

Internal contact: Chris Stark

Daniel

Day and TRADOS Strengthen Leadership Positions by Introducing World-Class Branding Solutions

Strategic Initiative Improves Consistency and Reduces Costs in Delivery of Global Content

October 4, 2004 – Day, a leading global content management software, and TRADOS today announced an initiative that delivers global branding solutions combining TRADOS' globalization management software with Day's content management solutions. It enables corporations to deliver the same, accurate messages to all their global markets, speaking in one voice across the linguistic divides. This Day-TRADOS initiative gives multinational companies a single, consistent, quick-to implement way to manage and globalize brand content.

With the rise of global trade, companies who have nurtured global brands have benefited greatly. Brand value accounts for about one-third of the shareholder value of companies with the leading brands, and the majority of the world's top ten brands have increased their value over the previous year, according to Interbrand studies. Moreover, global brand management requires that a company's core brand messages be delivered in multiple types of local language content. The initiative from Day and TRADOS enables timely and effective delivery of global brand content in multiple languages, offering:

- Joint Day-TRADOS technology solutions for delivering global content with consistent messaging and branding.
- Coordinated marketing, sales, delivery and support from Day and TRADOS to ensure the highest quality customer experience.

Day and TRADOS technology have been united in an integrated framework that streamlines globalization and delivers localized brand content across a multilingual environment. This framework brings together Day's enterprise content management technology for global brand management, including features for creating generic templates and separating design and content, with TRADOS' translation memory and terminology management, including centralized termbases, corporate glossaries, and global terminology management. Leveraging the framework, customers can improve the performance and productivity of content creation, cut costs and cycle time for document management and localization, and deliver final content with consistent messaging and branding to all markets.

Today TRADOS and Day provide solutions to many blue-chip customers, including DaimlerChrysler, Volkswagen Group, and Johnson Controls. TRADOS is the leader in

globalization software with over 80% market share and over 65,000 seats. Currently, TRADOS has developed globalization solutions for thousands of world-class companies – including VERITAS, Siemens, and HP. Day has provided content management branding solutions to over 150 companies with the leading global brands, including McDonald's, General Electric, UBS, Shimano, and DHL.

"Together, Day and TRADOS provide a powerful solution for today's global companies," said Michael Moppert, CEO of Day. "In our globalized economy almost all key business processes rely on the efficient management of the enterprise's web properties. Our joint platform enables customers to make sure that all their internet-based communication channels speak with one voice – regardless of location, geography, timezone or language. With this we significantly increase business process efficiency and time-to-market while delivering driving down costs."

"This Day-TRADOS initiative delivers a powerful, new solution for global branding," said Jochen Hummel, Chairman and Chief Technology Officer for TRADOS, "by unifying Day's innovations for achieving consistent global brand management with TRADOS' globalization management software."

About TRADOS (www.trados.com)

The worldwide leader in globalization software and services, TRADOS empowers multinational organizations to speed the delivery and improve the quality of multilingual content to global markets. Through software that captures, stores, analyzes, standardizes, and reuses chunks of previously-localized content, TRADOS has enabled 3,500 corporations – including Microsoft, IBM, Deutsche Bank, Wal-Mart, Sony, John Deere, and others – to reduce costs and drive greater revenues with a more efficient, more accurate globalization process. More translators, localization service providers, and companies use TRADOS products than all competing products combined. Headquartered in Sunnyvale, California, TRADOS has offices worldwide

Day und TRADOS bieten gemeinsame Softwarelösung zum Marken-Management an

Strategische Zusammenarbeit sorgt für bessere Konsistenz und Kostenreduzierung bei der Bereitstellung von globalem Content

4. Oktober 2004 – Day, Anbieter von Global-Content-Management-Software, und TRADOS gaben heute bekannt, dass sie die Globalisierungs-Management-Software von TRADOS und Day's Content-Management-Lösungen miteinander verbinden und damit eine Lösung zum globalen Marken-Management anbieten werden. Diese wird Unternehmen die Bereitstellung von genau den gleichen Informationen auf all ihren globalen Märkten ermöglichen. Durch die Initiative von Day und TRADOS erhalten multinationale Unternehmen eine konsistente und schnell zu implementierende Lösung, um markenrelevanten Content zu bewirtschaften und zu globalisieren.

Unternehmen, die im Zuge der Ausweitung des globalen Handels globale Marken aufgebaut haben, haben daraus grossen Nutzen gezogen. Gemäss einer Untersuchung von Interbrand macht eine starke Marke rund ein Drittel des Gesamtwertes eines Unternehmens aus. Die Mehrheit der zehn weltweit führenden Marken konnte im letzten Jahr ihren Wert weiter steigern. Globales Marken-Management erfordert, dass die Markenkernbotschaften eines

Unternehmens in mehreren Sprachen zur Verfügung gestellt werden. Die Zusammenarbeit von Day und TRADOS ermöglicht die zeitgerechte und effektive Bereitstellung von globalem Content in den verschiedensten Sprachen. Das gemeinsame Angebot beinhaltet:

- Gemeinsame Day-TRADOS-Technologielösungen für die Bereitstellung von globalem Content - mit Konsistenz in der Marke und den Botschaften
- Marketing, Vertrieb, Bereitstellung und Support von Day und TRADOS zur Sicherstellung höchster Qualität für Kunden

Die Allianz führt die Technologien von Day und TRADOS zu einem integrierten Framework zusammen, dass Globalisierungsaktivitäten effizienter gestaltet und lokalisierten Content in einer mehrsprachigen Umgebung bereitstellt. Die Plattform nutzt Day's Enterprise-Content-Management-Technologie für globales Marken-Management, inklusive der Funktionen für generische Template-Erzeugung und die Trennung von Content und Design, und verwendet die Translation-Memory-Software und das Terminologie-Management, inklusive zentralisierter Terminologie-Datenbank, Unternehmens-Glossaren und globalem Terminologie-Management, von TRADOS. Die Softwareplattform ermöglicht Kunden, die Performance und die Produktivität in der Content-Erstellung zu verbessern, Kosten und Zeit für die Lokalisierung zu reduzieren und Content markenkonsistent allen Märkten bereitzustellen.

Viele Blue-Chip-Kunden, wie z.B. DaimlerChrysler, Volkswagen oder Johnson Controls, betreiben bereits Lösungen sowohl von TRADOS als auch von Day. TRADOS ist mit einem Marktanteil von 80% führend im Bereich Globalisierungssoftware und hat für tausende führende Unternehmen Globalisierungslösungen entwickelt, darunter VERITAS, Siemens oder HP. Day's Content-Management-Lösungen sind bei über 150 Markenartiklern, wie beispielsweise DHL, General Electric, McDonald's, Shimano oder UBS, im Einsatz.

„Die Initiative von Day und TRADOS verbindet Day's innovative Lösungen für konsistentes globales Marken-Management mit der Globalisierungs-Management-Software von TRADOS und liefert damit eine leistungsfähige, neuartige Lösung zur globalen Markenführung", so Jochen Hummel, Chairman und CTO von TRADOS.

„Gemeinsam bieten Day und TRADOS eine leistungsfähige Lösung für global tätige Unternehmen an", so Michael Moppert, CEO von Day. „In unserer globalisierten Wirtschaft sind nahezu alle wichtigen Geschäftsprozesse von einem effizienten Management der Web-Ressourcen abhängig. Unsere gemeinsame Plattform stellt sicher, dass alle internet-basierten Kommunikationskanäle eines Unternehmens mit einer Stimme sprechen – unabhängig von Ort, Zeitzone oder Sprache. Damit steigern wir die Effizienz von Geschäftsprozessen und senken gleichzeitig die Kosten."

Über TRADOS (www.trados.com)

Als weltweit führender Anbieter von Software und Services im Lokalisierungsbereich versetzt TRADOS internationale Unternehmen in die Lage, mehrsprachige Inhalte in höherer Qualität schneller auf globalen Märkten einzuführen. Mit Softwarelösungen, die bereits übersetzte Inhalte erfassen, speichern, analysieren, standardisieren und wiederverwenden, ermöglicht es TRADOS den rund 3500 Firmenkunden, darunter Microsoft, IBM, Deutsche Bank, Wal-Mart, Sony, John Deere u.a., ihre Kosten zu senken und dank eines effizienteren, präziseren Globalisierungsprozesses höhere Umsätze zu erwirtschaften. Immer mehr Übersetzer, Lokalisierungsagenturen und Unternehmen nutzen mehr TRADOS-Produkte als alle Konkurrenzprodukte zusammen. Neben dem Hauptsitz in Sunnyvale, Kalifornien, unterhält TRADOS weltweit.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Daniel Heck
09/29/2004 09:08 AM

To: ch.staff/Day, de.staff/Day, uk.staff/Day, us.staff/Day, guntmar.kerbl@day.com
cc:
Subject: Press Release on Thursday, September 30

This press release will be put out on Thursday, September 30, 2004.

Internal contact: Hans Juerg Lips.

Daniel

Havas Relies on Day for its New Global Corporate Website

September 30, 2004 – Day, a leading provider of global content management software, delivers the technology to manage the global Internet initiative of Havas, a world leading global communications group. Recently, the company's corporate website has been totally revamped based on Day's software Communiqué.

"Communiqué provides for stringent compliance with our corporate design, regardless of whether a national web page or the international website is involved," said Lorella Gessa, Publications and Multimedia Manager at Havas Corporate Communications. "Even though a uniform design is guaranteed, any variations needed to accommodate national markets are easy to implement. Communiqué is a mature solution for implementing a demanding web strategy. User interface and workflow management are also easy to handle."

To accommodate Havas' initiatives, different authors manage content from decentralized locations. Using Communiqué's flexible workflow management, it is possible to publish content irrespective of location. It also enables users to reach dispersed workflow stations and individuals responsible for content.

About Havas (www.havas.com)

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 15,000 people.

Havas vertraut bei neuer globaler Unternehmens-Website auf Day

30. September 2004 – Day, Anbieter von Global-Content-Management-Software, liefert die Technologie für den internationalen Internet-Auftritt von Havas, eine weltweit führende globale Kommunikationsgruppe. Die globale Unternehmens-Website wurde auf Basis der Day-Software Communiqué komplett überarbeitet.

„Communiqué gewährleistet eine stringente Beibehaltung unseres Corporate Designs,

unabhängig davon, ob es sich um eine der nationalen Seiten handelt oder den internationalen Auftritt", so Lorella Gessa, Publications und Multimedia Manager bei Havas Corporate Communications. „Ein einheitliches Auftreten ist daher garantiert, dennoch lassen sich notwendige länderspezifische Abweichungen einfach umsetzen. Communiqué ist eine ausgereifte Lösung für die Umsetzung einer anspruchsvollen Web-Strategie, Nutzeroberfläche und Workflow-Management sind gleichzeitig sehr einfach zu handhaben."

Verschiedene Autoren pflegen dezentral die Inhalte für die Havas-Auftritte ein. Das flexible Workflow-Management von Communiqué erlaubt die Edition von Inhalten vollkommen ortsunabhängig, einzelne Stationen der Inhalteerstellung können automatisiert durchlaufen werden.

Über Havas (www.havas.com)

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) ist eine internationale Unternehmensgruppe für Werbe- und Kommunikationsdienstleistungen mit Hauptsitz in Paris. Havas hat drei primäre Geschäftsbereiche: Euro RSCG Worldwide mit dem Hauptsitz New York, Arnold Worldwide Partners in Boston und die Media Planning Group in Barcelona. Als multikulturelle und dezentralisierte Gruppe ist Havas in 88 Ländern präsent, in 45 Ländern durch ihr Agenturnetzwerk sowie in 43 weiteren Ländern über Vertragspartneragenturen. Die Gruppe bietet ein breites Spektrum an Kommunikationsdienstleistungen an: Traditionelle Werbung, Direktmarketing, Mediaplanung und -einkauf, Unternehmenskommunikation, Verkaufsförderung, Design, Human Resources Consulting, Sportmarketing, Multimedia Interactive Communications und Public Relations. Havas beschäftigt rund 15.000 Mitarbeiter.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Daniel Heck
09/22/2004 09:34 AM

To: ch.staff/Day, de.staff/Day, uk.staff/Day, us.staff/Day, guntmar.kerbl@day.com
cc:
Subject: Press Release on Thursday, September 23

This press release will be put out on Thursday, September 23, 2004.

Daniel

Day and GFT Solutions Integrate Product Suites

Communiqué and HYPARCHIV Form Powerful Content Lifecycle Platform

September 23, 2004 – Day, a leading provider of global content management software, and GFT Solutions GmbH, an innovative solution provider of document management, archiving and business process management, today announced the mutual integration of the product suites Communiqué and HYPARCHIV to create a powerful content lifecycle platform. Together, the two companies make use of their cross selling potential to expand their international customer base.

The joint platform enables companies to manage the entire lifecycle of enterprise content – from formation via active use to archiving. GFT's HYPARCHIV covers the classic document management and secures the archiving of company relevant information. Day seamlessly complements these services with its enterprise content management system, Communiqué. The joint content lifecycle platform allows for efficient creation, approval, publishing and for storage concisely and easily to find all corporate-wide unstructured information and the contained knowledge.

"On the project level GFT and Day have already been working together for a long time and have created joint enterprise portals for well-known customers such as Audi and DaimlerChrysler Sales Organization Germany (DCVD)," said Peter Ruchatz, Managing Director of GFT Solutions GmbH. "Now, we also have found in Day the ideal partner for the endorsement of our HYPARCHIV product suite in the enterprise content management area. Day has an outstanding ECM product und has a leading role in the development of ECM standards, such as JSR 170."

"Our joint solution combines the strengths of our products," said Michael Moppert, CEO of Day. "Together, we have created a platform, combining all classical elements of document management with the strengths of modern enterprise content management. With GFT Solutions we have found a partner, whose technology has proven itself in an outstanding way in highly sophisticated environments: Customers such as Novartis, Deutsche Post or Bundesanstalt für Arbeit - Germany's largest authority – deploy HYPARCHIV successfully for years for the management and archiving of massive quantities of classic documents. Day's content management solution Communiqué, focused particularly on the internet-based management of digital enterprise content, endorses these functionalities ideally."

The joint solution enables companies to manage paper-based information such as invoices, offerings, letters with any kind of digital information – E-Mails, Microsoft documents, images, movie sequences or audio files – in one system. The platform allows customers to operate every form of internet-based initiatives. This comprises portals, intranet systems,

business-to buisness extranets or classic internet presences. The solution offers efficient workflow and business process management functionalities. All information can be stored via the system in data-secure archives and optical storages. The system offers a multitude of open interfaces for the integration of third-party solutions and is based on the future industry standard for enterprise content JSR 170.

About HYPARCHIV (www.gft.com, www.hyparchiv.com)

HYPARCHIV is a full-featured BASIS-DRT platform for solutions in the areas of document management, portals, archival and workflow. More than 1,500 installations worldwide in the most diverse of sectors concentrated in the German-speaking world are a testament to its maturity and reliability. HYPARCHIV was developed in 1988 as one of the first digital archival solutions..

Today the product portfolio comprises four product lines: HYPARCHIV InSpire – Business Process Management, HYPARCHIV InSight – DMS, HYPARCHIV Enterprise – Archiving and HYPARCHIV InScribe – capture handwritten notes in digital format. With that GFT Solutions offers numerous modules and interfaces for an integrated corporate organization solution for different tasks in enterprises.

HYPARCHIV is a registered trademark of GFT Solutions GmbH. The company with headquarters in Hamburg was founded in 1980. Besides the development of HYPARCHIV, GFT Solutions provides IT Consulting services as well. HYPARCHIV is market via direct sales of GFT Solutions and the international network of HYPARCHIV Competence Centers.

Day und GFT Solutions integrieren Produkt-Suiten

Communiqué und HYPARCHIV bilden leistungsstarke Content-Lifecycle-Plattform

23. September 2004 – Day, Anbieter von Global-Content-Management-Software, und die GFT Solutions GmbH, innovativer Lösungsanbieter von Dokumenten-Management, Archivierung sowie Business-Process-Management, haben heute die gegenseitige Integration der Produkt-Suiten Communiqué und HYPARCHIV zu einer leistungsstarken Content-Lifecycle-Plattform bekanntgegeben. Damit nutzen die beiden Unternehmen ihr Cross-Selling-Potential und erschliessen sich eine grössere und internationale Kundenbasis.

Die gemeinsame Plattform ermöglicht es Unternehmen, den gesamten Lebenszyklus von Enterprise Content - von der Entstehung über die aktive Nutzung bis hin zur Archivierung - zu bewirtschaften. GFT's HYPARCHIV deckt dabei das klassische Dokumenten-Management ab und sichert die Archivierung von unternehmensrelevanten Informationen. Day ergänzt diese Leistungen nahtlos durch sein Enterprise-Content-Management-(ECM-)System Communiqué. Die Content-Lifecycle-Plattform erlaubt es, unternehmensweit sämtliche unstrukturierten Informationen und das darin enthaltene Know-how des Unternehmens effizient zu erzeugen, freizugeben, zu publizieren und es übersichtlich und leicht auffindbar abzulegen.

„GFT und Day arbeiten bereits seit langem auf Projektebene zusammen und haben gemeinsam Unternehmens-Portale für namhafte Kunden wie Audi und DaimlerChrysler Vertriebsorganisation Deutschland realisiert", so Peter Ruchatz, Geschäftsführer der GFT Solutions GmbH. „Nun haben wir in Day auch den idealen Partner zur Ergänzung unserer HYPARCHIV-Produkt-Suite im Bereich Enterprise- Content-Management gefunden. Day verfügt über ein hervorragendes ECM-Produkt und nimmt eine führende Rolle bei der

Entwicklung von ECM-Standards, wie z.B. JSR 170, ein."

„In unserer gemeinsamen Lösung kombinieren wir die Stärken unserer Produkte", so Michael Moppert, CEO von Day. „So schaffen wir eine Plattform, die alle klassischen Elemente des Dokumenten-Managements mit den Stärken des modernen Enterprise-Content-Managements kombiniert. In GFT Solutions haben wir einen Partner, dessen Technologie sich in höchst anspruchsvollen Bereichen hervorragend bewährt hat: Kunden wie Novartis, die Deutsche Post oder die Bundesanstalt für Arbeit – die grösste deutsche Behörde – setzen HYPARCHIV zur industriellen Bewirtschaftung und Archivierung massiver Mengen klassischer Dokumente seit Jahren erfolgreich ein. Diese Funktionalitäten werden durch Day's Content-Management-Lösung Communiqué, die sich insbesondere auf die internet-gestützte Bewirtschaftung digitaler Unternehmensinhalte fokussiert, ideal ergänzt."

Die gemeinsame Lösung ermöglicht es Unternehmen, papierbasierte Informationen wie Rechnungen, Angebote, Briefe mit jeglicher Art von digitaler Information – ob E-Mails, Microsoft-Dokumente, Bilder, Filmsequenzen oder Audiodateien – in einem System zu bewirtschaften. Die Plattform erlaubt es Kunden, jegliche Form von internet-basierten Initiativen zu betreiben. Diese umfassen Portale, Intranet-Systeme, Business-to-Business-Extranets oder klassische Internet-Auftritte. Die Lösung bietet effiziente Workflow- und Business-Process-Management-Funktionalitäten. Sämtliche Informationen können über das System in datensicheren Archiven sowie optischen Speichermedien abgelegt und aufbewahrt werden. Das System bietet eine Vielzahl offener Schnittstellen zur Integration von Drittsystemen und setzt auf dem zukünftigen Industriestandard für Enterprise Content JSR 170 auf.

Über HYPARCHIV (www.gft.com, www.hyparchiv.com)

HYPARCHIV ist die vollwertige DRT-Plattform für Lösungen im Bereich Business-Process- Management, Dokumenten-Management, Archivierung, und Workflow. Weltweit mehr als 1.500 Installationen in den verschiedensten Branchen mit Schwerpunkt im deutschsprachigen Raum sind ein Gradmesser für Erfahrung und Zuverlässigkeit. Die Produktlösung HYPARCHIV startete 1988 als Entwicklung eine der ersten digitalen Archivlösungen ihren Siegeszug.

Heute umfasst das Produktportfolio vier Produktlinien: HYPARCHIV InSpire – Business-Process-Management, HYPARCHIV InSight – DMS, HYPARCHIV Enterprise – Archivierung und HYPARCHIV InScribe – digitale Formular- und Schrifterfassung. Damit bietet GFT Solutions zahlreiche Module und Schnittstellen für eine integrierte Unternehmensorganisationslösung für unterschiedlichste Aufgaben in Unternehmen. Die Produktlinien sind unabhängig voneinander einsetzbar, spielen ihre grosse Stärke insbesondere im Zusammenspiel und durch eine durchgängige Integration aus.

HYPARCHIV ist ein eingetragenes Warenzeichen der GFT Solutions GmbH. Das Unternehmen mit Sitz in Hamburg wurde 1980 gegründet. Neben der Entwicklung von HYPARCHIV ist GFT Solutions im IT Consulting tätig. HYPARCHIV wird über den Direktvertrieb von GFT Solutions und das internationale Netz von HYPARCHIV Competence Centern vermarktet.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Solutions | Product | Services | Customers | Partners | About us | C

Day

Day Creates Industry Collaboration with Ap

RECEIVED

JSR 170 Software Accepted as a new Apache Incubator Project: Jackrabbit

2004 DEC ... P 3:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Irvine, CA and Basel, Switzerland - September 21, 2004 - Day, a leading provider of global content management software, today announced that it has made available an implementation of the Content Repository API for Java Technology (JCR) to the Apache Software Foundation in order to further promote industry adoption and collaboration of the JSR 170 standard. Apache has formed a new Incubator project, code-named "Jackrabbit", to accept the donation and guide future development of the software.

Day's CTO, David Nuescheler, has served as specification lead for the JSR 170 initiative since its inception. He, along with several members of Day's software development team, will participate in the Jackrabbit project and use the open source implementation as the basis for Day's official JCR reference implementation. In addition, Roy T. Fielding, Day's chief scientist and former chairman of the Apache Software Foundation, will join the project as a mentor and representative of the Apache Incubator project management committee.

"Apache has traditionally played an important role in the adoption of new standards for Java and the Web," said Roy T. Fielding, co-founder of the first Apache Project and author of the Internet standards for Uniform Resource Identifiers (URI) and the Hypertext Transfer Protocol (HTTP). "Public collaboration through the Apache HTTP Server Project made it possible to both encourage industry adoption of the HTTP/1.1 standard and identify problems in its specification prior to final publication. I expect JCR to become the central interface between Java application development and future content management infrastructure, just as HTTP/1.1 has become the interface through which everyone uses the World Wide Web."

"Day's collaboration with the Apache Software Foundation is substantially accelerating our plan to make this innovative technology available to the development community," said Michael Moppert, CEO of Day. "The Jackrabbit project is yet another endorsement of our vision for the future of content management. Apache developers are early adopters, and we will work with the community to create an exciting new market centered around JSR 170, building an excellent basis for Day to expand our own product palette, accelerate our growth, and demonstrate Day's leadership in this new, emerging space."

JSR 170 recently passed the public review stage of the Java Community Process - the process through which all Java language and platform standards are established - and is currently incorporating public comments. Day, as JSR 170 Specification Lead, is responsible for developing an official Reference Implementation and Testing Compatibility Kit for the Content Repository API, and has chosen to do so through the Apache open source community in order to promote open collaboration among the various industry participants and further adoption of the standard by the world- wide community of server-side Java application developers. The JSR 170 expert group includes members from 22 independent companies, representing a broad spectrum of Java infrastructure and application software development, including industry heavyweights such as Apache, BEA, Fujitsu, Hewlett-Packard, IBM, Novell, SAP, Sun, and Oracle.

About the Apache Software Foundation (www.apache.org)
The Apache Software Foundation provides organizational, legal, and financial support for a broad range of open source software projects. As a US 501(c)(3) public charity, the Foundation provides an established framework for contributions of both intellectual property and funding for the support of open source software development. Through a collaborative and meritocratic development process, Apache projects deliver enterprise-grade, freely available software products for the public benefit, attracting large communities of users and enabling future innovation, both commercial and individual, through its pragmatic Apache license.

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Jackrabbit
http://incubator.apache.org/projects/jackrabbit.html
The Apache Software Foundation
1901 Munsey Drive
Forest Hill, MD 21050-2747
U.S.A.
E-Mail: press@apache.org

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Degussa Portal Powered by Day Software

Irvine, CA and Basel, Switzerland – September 2, 2004 – Day, a leading provider of global content management software, today announced that the Mannheim agency di digitale informationssysteme gmbh has implemented a new portal for Degussa AG using Day's flagship software, Communiqué. The site, **http://www.degussa-plastics.de**, went live in time for the plastics and rubber trade show "K 2004". The Plastics Portal provides manufacturers and suppliers with a bundled overview on all products from the categories plastics and rubber. The portal is available in German and English.

The multi-national Degussa AG needed the portal to present its activities in the plastics sector and to offer a platform in the web to different target groups. For an introduction, Degussa chose the subject of process chain in the manufacturing and processing of plastics and rubber. Through close interaction with other department websites the Internet portal creates access to a variety of information for plastics manufacturers, for the plastics processing industry and the rubber industry.

A product and solution finder allows visitors of the site to navigate specific products and solutions, and the rubrics "news", "event calendar" and "press information" provide current data and announcements that is updated in real time.

The portal was built with Day's content management system Communiqué. Communiqué was already deployed by Degussa in connection with a comprehensive relaunch of the site in 2001. At that time, di devolved all-in-all 11 business units into a new structured and new designed concept and localized the information offerings into English. In addition to this, the business unit Plexiglas started the Plexistyle website for the distribution of plexiglas products to end consumers (www.plexistyle.de). Following, also cc4roads (www.cc4roads.com) went online, a B-to-B-Portal dealing with road markings, operated by Degussa AG.

For more information about di digitale informationssysteme, please visit http://www.digi-info.de

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day in Leading Group of Transaction-Oriented Content Infrastructure Platforms

Irvine, CA and Basel, Switzerland – August 19, 2004 – Day, a leading provider of global content management software, today announced that NewMediaSales.com, one of the leading providers of IT decision knowledge and specialist for Business Process Systems (Business Process Management), has assigned Day a leading position in a current study on high-end systems in the enterprise content management market. "Day is an excellent position in the high-end segment of the enterprise content management providers," said Martin Hegi, Founder and General Manager of NewMediaSales.com. (http://www3.newmediasales.com/dl/2051/BPM_Experte_E.pdf)

Qualitative assessment criteria of the study included both technological aspects, such as abstraction of business logic, the maturity of workflow management and the degree of versioning; and, market-related factors, such as the providers' penetration in the market segment, the market acceptance of the software systems' USP's in addition to the research & development resources of each of the analyzed vendors.

NewMediaSales.com, along with other research companies, forecasts that the current market consolidation will relegate into two groups: a small group of pure publishing-oriented web content management (WCM) providers and a group of providers focussed on the enterprise content management (ECM) market. These ECM vendors are those with transaction-oriented respectively infrastructure-oriented software platforms. Day is in this group because of its "high integrative framework technology", and, therefore earns a leading position in NewMediaSales.com's "CMS TechMatrix High-End-Systems".

"With its Graphics Rendering Engine, Day has converged enterprise content management and digital asset management functionalities in one powerful offering. In addition, Day's software is based on a virtual repository concept and the company has initiated the forward-looking Java standard JSR 170," said Hegi. "This explains its leading position in the market."

The study is available upon request from Ingrid Schmidt of NewMediaSales.com (contact information below).

About NewMediaSales.com (www.newmediasales.com)
NewMediaSales.com is an IT research and consulting firm, which has specialized on the provision of profound expertise to the offering, the possibilities and the requirements of business process systems. With more than 80 current studies and innumerable events regarding various application areas – e.g. Content Management, Business Process Management, E-Commerce-Management, CRM, Broadband, Mobile Solutions – NewMediaSales.com sees itself as leading provider of IT decision knowledge in the German-speaking part.

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire

business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Ingrid Schmidt
NewMediaSales.com
Derfflinger Str. 39
40470 Duesseldorf, Germany
T +49 177 33 45 937
F +49 40 7402 2806 63
E-Mail schmidt@newmediasales.com

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Media information

Day Reports Financial Results for First Half Results for Fiscal Year 2004

Company Delivers Strongest First Half Year Product Revenues

Basel, Switzerland – August 11, 2004 – Day Software Holding AG (SWX: DAYN), a leading provider of global content management software, today announced financial results for the first half of 2004. The company experienced a record first half year, reporting a 17.5% growth in total revenue over the same period in 2003. Revenues for the first half were totaling CHF 7.4 million, compared with revenues of CHF 6.3 million for the first half of 2003. Product revenues increased by 14% over last year, totaling CHF 4.8 million, compared with product revenues of CHF 4.2 million for the same period last year. Cash balance increased by 26% from the second half of 2003, up CHF 1.3 million. The company reduced its net loss by 61% to CHF 1.5 million compared to CHF 3.8 million for the same period in the previous year.

"We are pleased with this solid result and our continued growth in the content management market," said Michael Moppert, CEO and Chairman of Day. "The company has delivered the highest first half year product revenue ever – despite the typical seasonality that the software industry tends to experience. We added blue chip customers, such as WestLB, and continued to work with existing industry heavyweights such as DaimlerChrysler, Best Western or DHL. Additionally we continue to operate debt free, and have significantly improved the strength of our balance sheet."

"The company is well positioned for further growth," continued Moppert. "In addition to our existing content management software we are currently working on a range of new, innovative products. We have forged a partnership with WireJack to build a platform to manage mobile content. WireJack develops mobile lifestyle and marketing content for customers such as Verizon, Alltel, US Cellular, Midwest Wireless and Bell South International and we are excited to work with them on the next generation content management solution for the wireless world."

"The most important development however continues to be the content standardization initiative that has been initiated and is chaired by Day," explained Moppert. "The JSR 170 Java Content Repository initiative has now gained the support of all major industry players such as IBM, Oracle, Sun or SAP. The specification has successfully passed public review and we expect a final release by the end of the year. We have a range of new products in our pipeline that will leverage this

innovative standard. We believe that this expansion of our product portfolio will be a good basis for further growth."

1H 2004 Highlights

Financial Performance.

- Increasing Revenues: 17.5% total revenue increase over previous first half year
- Increasing Cash Balance: CHF 1.3 million increase for the first half year
- Increased Gross Profit Margin: CHF 2.1 million increase over previous first half year

Customers. New customers added include global leaders such as WestLB, Groupe Mutuel, Swiss PostFinance, K&H Bank of Hungary, Ministry of Defense of Singapore, Touring Club of Switzerland, and MeteoSwiss.

Partners. Day formed a strategic partnership with WireJack, a leading wireless application provider, to develop a next generation mobile content platform for their global entertainment and marketing applications. This platform will be the distribution mechanism for delivering content and services to mobile carriers across the world such as, Verizon, Alltel, US Cellular, Midwest Wireless and Bell South International.

Industry Standards Leadership. Day's CTO, David Nuescheler, has successfully chaired the JSR 170 standards body since its inception and, recently, the public review of the standards have concluded. The open source community is aggressively working on early adoption and now, real products are starting to emerge. Other more traditional vendors, such as IBM, have also announced specific plans for products that leverage the open repository standard.

Technology Leadership. Day hosted its first Global Automotive Summit in Wolfsburg, Germany. Executives from automotive industry leading companies from around the world, such as Audi, DaimlerChrysler, Ford, Johnson Controls, Mazda, Michelin, and Volkswagen, gathered to share best practices about managing enterprise content on a global scale. Distinguished speakers included senior technology executives from DaimlerChrysler, IBM, Johnson Controls, Volkswagen, Audi, gedas, CSC Ploenzke, and Day.

Conference call / webcast on August 11, 2004 at 5:00 PM Central European Time

Day will announce complete details of its financial results for the first half of 2004 with a conference call and webcast on August 11, 2004 at 5:00 pm Central European Time (4:00 pm GMT). The webcast can be accessed on the investor relations section of Day's website http://www.day.com. Participants who wish to join the conference via phone can dial the following numbers:

The call-in numbers are:

International:	+49 (0) 6103 485 3000
From Germany:	0800 22 88 353
International Toll-Free:	+800 363 384 64

A replay of the phone conference will be available approximately 2 hours after the end of the event under the following phone number:

+49 (0) 69 58 99 90 568

Access Code: 132628#

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

A warning regarding forward-looking statements

This press release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the company's stock, and the company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel
Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail daniel.heck@day.com

The English text of this press release represents the binding version.

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands CHF, except share information)
(unaudited)

	June 30, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	6,672	5,344
Accounts receivable, net	3,478	6,324
Unbilled receivables	196	102
Other receivables	43	72
Prepaid expenses	552	214
Total current assets	**10,941**	**12,056**
Non-current assets		
Property and equipment, net	1,120	1,663
Investments	100	-
Goodwill and intangible assets, net	4,604	4,698
Other assets	360	356
Total non-current assets	**6,184**	**6,717**
TOTAL ASSETS	**17,125**	**18,773**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	393	268
Deferred revenues	2,644	3,098
Other current liabilities	155	583
Accrued liabilities	1,853	2,213
Total current liabilities	**5,045**	**6,162**
Commitments and contingencies		
Shareholders' equity		
Share capital, CHF 10.00 par value 2,241,617 shares total, 1,206,452 shares issued and outstanding	12,065	11,253
Treasury shares	(1,074)	(1,074)
Capital reserves	138,278	138,170
Accumulated deficit	(136,594)	(135,139)
Accumulated other comprehensive loss	(595)	(599)
Total shareholders' equity	**12,080**	**12,611**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**17,125**	**18,773**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share information)

(unaudited)

	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Revenues:		
Software licenses	3,007	3,065
Services	4,345	3,193
Total revenues	**7,352**	**6,258**
Cost of revenues:		
Software licenses	15	7
Services	2,014	3,063
Total cost of revenues	**2,029**	**3,070**
Gross profit	**5,323**	**3,188**
Operating expenses:		
Research and development	1,513	1,583
Sales and marketing	3,535	4,074
General and administrative	1,751	1,565
Amortization of intangible assets	93	93
Stock-based compensation	18	13
Restructuring charges	-	(118)
Loss from operations	**(1,587)**	**(4,022)**
Interest income	11	30
Interest expense	(3)	(5)
Foreign exchange loss	(25)	(27)
Other income	153	209
Loss before income taxes	**(1,451)**	**(3,815)**
Provision for income taxes	(4)	9
Net loss	**(1,455)**	**(3,806)**
Other comprehensive loss	4	(8)
Comprehensive loss	**(1,451)**	**(3,814)**
Basic and diluted loss per share	**(1.23)**	**(3.39)**
Shares used in computing basic and diluted loss per share	**1,180,586**	**1,122,263**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Net loss	(1,455)	(3,806)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation of fixed assets	558	798
Loss on fixed asset dispositions	10	7
Amortization of intangible assets	93	93
Net foreign currency exchange losses	24	27
Stock-based compensation	18	37
Stock received in exchange for software	(100)	-
Changes in operating assets and liabilities:		
Accounts receivable	2,854	1,125
Unbilled receivables	(87)	260
Prepaid expenses and other current assets	(304)	183
Accounts payable	118	(208)
Deferred revenues	(455)	(1,150)
Accrued liabilities	(368)	(1,040)
Other liabilities	(433)	65
Net cash provided by (used in) operating activities	**473**	**(3,609)**
Cash flows from investing activities:		
Purchases of equipment	(21)	(25)
Proceeds from sale of equipment	1	2
Other assets	-	14
Net cash used in investing activities	**(20)**	**(9)**
Cash flows from financing activities:		
Proceeds from stock option exercises	902	-
Net cash provided by financing activities	902	-
Net increase (decrease) in cash and cash equivalents	**1,355**	**(3,618)**
Foreign currency adjustment on cash	(27)	(82)
Cash and cash equivalents at beginning of period	5,344	8,999
Cash and cash equivalents at end of period	**6,672**	**5,299**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Capital	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Reserves	Deficit	Income (Loss)	Equity
Balances, January 1, 2003	**1,122,263**	**11,223**	**(1,074)**	**137,774**	**(131,188)**	**(477)**	**16,258**
Stock-based compensation	-	-	-	392	-	-	392
Stock options exercised	3,047	30	-	4	-	-	34
Net loss	-	-	-	-	(3,951)	-	(3,951)
Foreign currency translation	-	-	-	-	-	(122)	(122)
Balances, December 31, 2003	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**
Stock-based compensation	-	-	-	18	-	-	18
Stock options exercised	81,142	812	-	90	-	-	902
Net loss	-	-	-	-	(1,455)	-	(1,455)
Foreign currency translation	-	-	-	-	-	4	4
Balances, June 30, 2004	**1,206,452**	**12,065**	**(1,074)**	**138,278**	**(136,594)**	**(595)**	**12,080**

Daniel Heck
08/02/2004 07:37 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, uk.staff/Day, us.staff/Day
cc:
Subject: Press Release on Tuesday, August 3, 2004

This press release will be put out on Tuesday, August 3, 2004.

Daniel

Day's Standardization Initiative Completes Public Review Successfully

Executive Committee Approves JSR 170 Public Review Process

August 3, 2004 – Day, a leading provider of global content management software, today announced that the Java Community Process (JCP) executive committee has approved the Public Review draft of Java Specification Request (JSR) 170 Content Repository for Java technology API. The global industry expert group, which Day is leading, now will proceed and prepare the proposed final draft of JSR 170.

JSR 170 is expected to have a fundamental impact on the content management industry as it will standardize the exchange of content between applications and content repositories. Today such a standard does not exist. Content repositories are based on proprietary interfaces, resulting in isolated, mutually incompatible content silos and expensive vendor lock-in. JSR 170 will solve this problem and ensure that companies can easily manage and share content across large-scale enterprises.

Day's CTO David Nuescheler has initiated JSR 170 and has taken the leadership role in developing and implementing a specification that will help the whole industry to grow and mature. David Nuescheler is the Specification Lead and chairs the expert group, including companies such as BEA, IBM, Oracle and SAP as well as the Apache software foundation.

"Content repositories are becoming a key element in the software infrastructure of global companies and complex organizations. Infrastructure however can only be successful when it is based on standards," said David Nuescheler, CTO of Day. "So far this has been missing in the content management industry which has been characterized by a confusing plethora of proprietary repository technologies. The goal of JSR 170 is to change this."

For more information about JSR 170, visit http://www.jcp.org/en/jsr/detail?id=170

Day's Standardisierungsinitiative durchläuft erfolgreich Public Review

Exekutivausschuss stimmt Public Review des JSR 170 abschliessend zu

3. August 2004 – Nach der Begutachtung und Kommentierung der Öffentlichkeit, dem so genannten Public Review, hat der Java-Community-Process-(JCP-) Exekutivausschuss jetzt abschliessend dem Entwurf für den neuen Java-Standard JSR 170 zugestimmt. Im nächsten

Schritt wird somit die von Day angeführte internationale Standard-Expertengruppe den finalen JSR-170-Entwurf vorbereiten.

Es wird erwartet, dass der JSR 170 tief greifende Auswirkungen auf die Content-Management-Industrie hat, da er den Austausch von Content zwischen Applikationen und Content Repositories standardisieren wird. Bislang existiert ein solcher Standard nicht. Content Repositories basieren auf proprietären Schnittstellen, woraus isolierte, wechselseitig inkompatible Content-Speicher und mögliche teure Abhängigkeiten von speziellen Herstellern resultieren. Der JSR 170 löst dieses Problem und wird sicherstellen, dass Unternehmen ihre geschäftsrelevanten Inhalte unternehmensweit effizient ablegen und verwalten können.

Day's CTO David Nüscheler hat den JSR 170 initiiert und die Führungsrolle bei dessen Entwicklung übernommen. Er bekleidet die Funktion des „Specification Lead" und leitet die internationale Expertengruppe, zu der Unternehmen wie BEA, IBM, Oracle, SAP oder auch die Apache-Organisation gehören.

„Content Repositories - also Software zur Speicherung von strukturierten und unstrukturierten Inhalten - entwickeln sich immer mehr zu einem Kernstück der Softwareinfrastruktur grosser Unternehmen und komplexer Organisationen. Infrastruktur kann sich jedoch nur dann durchsetzen, wenn sie auf Standards beruht. Dies hat bisher in der Content-Management-Industrie gefehlt. Hier haben wir es bis heute mit einer verwirrenden Vielfalt proprietärer Technologien zu tun. Das Ziel vom JSR 170 ist, diesen Missstand zu beheben", kommentiert David Nüscheler.

Weitere Informationen über JSR 170 unter http://www.jcp.org/en/jsr/detail?id=170

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Groupe Mutuel Selects Day Software

Swiss Insurance Company to Standardize all Web Initiatives on Day's Communiqué

Irvine, CA and Basel, Switzerland – July 28, 2004 – Day, a leading provider of global content management software, today announced that Groupe Mutuel, one of the large insurance companies in Switzerland, will standardize all web initiatives using Day's software Communiqué. As a first step, Day system integration partner Clio created a new Internet site, which recently has gone online at http://www.groupemutuel.com. In the next project phases Intranet and Extranet solutions will be developed.

Groupe Mutuel's business environment comprehends different target groups, who must be provided with real-time general and exclusive information and current service offerings via a modern web-based communication system. Internet services for customers, Intranet services for employees and the Extranet for the sales force and connected partners will be combined on one unified platform. The Extranet will deliver current inventory, contract and commission data as well as current rates, forms and industry news. This will reduce administrative tasks and results in enormous time and cost savings.

"The goal of Groupe Mutuel is to extend its web offering to better serve target groups," said Patrik Bruelisauer, Project Manager at Groupe Mutuel. "Communiqué provides a very open and flexible approach with regards to the integration of existing systems. We can retain target group oriented and theme oriented sites that contain decentralized information, yet are administered centrally."

Another key element for Groupe Mutuel's decision are the superior brand protection capabilities that Day's technology is offering. Communiqué enables Groupe Mutuel to develop and maintain a consistent corporate design throughout all their web initiatives, supporting a multitude of languages and character sets. All graphic material is stored centrally in its original format and processed by the graphics rendering engine of Communiqué according to the predetermined corporate design standards of Groupe Mutuel before being integrated into the site, thus enforcing brand and design standards.

About Groupe Mutuel (www.groupemutuel.com)
Groupe Mutuel, Association d'assureurs, offers high class services for its member companies, which are operating in the insurance areas health, life and corporations. At the beginning of 2004 about 700.000 insurants trust on Groupe Mutuel in Switzerland for their health insurance and about 7.000 companies for their insurance solutions. After the first ten successful years Groupe Mutuel also focuses in the future on sustained growth, financial solidity and innovative solutions as for example the Internet presence for the insurants.

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from

any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Eckhard Voigt New Managing Director of Ex

Irvine, CA and Basel, Switzerland – July 22, 2004 – Day, a leading provider of global content management software, has named Eckhard Voigt new Managing Director of its German subsidiary. Voigt will lead the sales force and expansion efforts in the German, Austrian and Eastern Europe region.

Voigt has extensive experience in the content management industry. Most recently, he served as Vice President of Sales at RedDot. Prior to that, Voigt worked for content management vendors, CoreMedia, where he built and managed their entire international sales team, and Interwoven, as Managing Director of Central Europe. During his career, he has also worked for several prestigious companies in the IT industry such as, Informix, Oracle, Hewlett Packard and Nixdorf Computer.

Voigt joined Day because he was convinced that Day has the most innovative and mature technology and an excellent customer base: "Years ago, Day introduced the revolutionary virtual repository technology for content management and recently, initiated the new Java standard JSR 170, which is expected to have a profound impact on the content management industry," said Eckhard Voigt. "This technological competence combined with such blue chip customers including DaimlerChrysler, Deutsche Post World Net and Volkswagen are first class ingredients for a further successful extension of market share."

Michael Moppert, CEO of Day: "We are pleased to have Eckhard Voigt on board. He has extensive experience in management and sales at international companies and is very familiar with the content management industry. Additionally, he knows the software infrastructure space very well and thus will be an important support regarding the upcoming introduction of the content management standard JSR 170."

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)

Day

Automotive's Global Heavyweights Gather to Share Enterprise Strategies

Irvine, CA and Basel, Switzerland
June 30, 2004
Day, a leading provider of global content management software, today announced the successful completion of its first Global Automotive Summit in Wolfsburg, Germany, June 23-25. Executives from automotive industry leading companies from around the world, such as Audi, DaimlerChrysler, Ford, Johnson Controls, Mazda, and Volkswagen, gathered to share best practices about managing enterprise content on a global scale. Distinguished speakers included senior technology executives from DaimlerChrysler, IBM, Johnson Controls, Volkswagen, Audi, gedas, CSC Ploenzke, and Day.

"Day is fully committed to our customer's success, and this summit was an excellent opportunity for promoting project best practices, sharing strategies and visions, and providing a preview of our new products within our distinguished customer base," said Michael Moppert, CEO of Day. "Also, we are very pleased at the overwhelming endorsement that we have received from our blue chip automotive customers. No other content management vendor has as much momentum in the automotive sector. Communiqué is well on its way to becoming the standard for the industry."

Sponsors for the event included Day's strategic partners IBM and gedas as well as the consulting firm NewMediaSales.com.

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day and WireJack Deliver Mobile Content P

Strategic Alliance to Provide Wireless Solutions to the Marketplace

Irvine, CA and Basel, Switzerland – June 29, 2004 – Day, a leading provider of global content management software, and WireJack today announced a strategic partnership to develop a next generation mobile content platform for WireJack's global entertainment and marketing applications. This platform will be the distribution mechanism for delivering content and services to mobile carriers across the world.

WireJack a mobile lifestyle and entertainment company, develops, publishes and markets content products and services for the BREW, Symbian and J2ME mobile applications. Currently, WireJack has developed mobile applications for world-class companies such as Verizon, Alltel, US Cellular, Midwest Wireless and Bell South International. In combination with Day's global content management framework that has an open J2EE architecture, and boasts flexibility and scalability, WireJack will be able to scale their applications with their future growth plans.

"Day and WireJack will provide a unique and compelling mobile solution for today's dynamic business environment," said Chris Stark, Senior Vice President Americas of Day. "Now, companies can truly assess their needs and deploy a solution that can grow as they grow - Day and WireJack together can help companies save valuable time and money."

The first joint project with WireJack and Day is to deliver a solution for Athletes First, one of the top pro-sports agencies, to create AF Sports. This solution will offer "front row seats to the hottest professional football action" on mobile phones. Content highlights include player photo diaries, insider SMS news alerts, wireless fantasy football league, sports trivia, stat tracker and more.

"WireJack is an entertainment company that emphasizes creativity, brand extension and the needs of the end user," said Shawn Marie Swarengin, President of WireJack. "By partnering with Day, we'll deliver real value to our clients enabling them to deploy a mobile content platform that truly delivers on its promises."

About WireJack (www.wirejack.com)
WireJack is a mobile lifestyle entertainment and marketing company that develops, publishes and markets mobile content products and services. Through its mobile content network, WireJack has created an innovative content infrastructure focused on assisting major brands, entertainment studios, sports properties and mobile operators to capitalize on large revenue streams, increase average revenue per customer and maintain brand loyalty by providing engaging mobile properties and white label products. Privately funded, WireJack was founded in 2003, and has offices in Marina Del Rey, Calif., Newport Beach, Calif. and Phoenix.

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric

architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Daniel Heck
06/07/2004 05:31 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, us.staff/Day, uk.staff/Day
cc:
Subject: Press Release on Tuesday, June 8, 2004

This press release will be put out on Tuesday, June 8, 2004.

Internal contact: Robert Bredlau, robert.bredlau@day.com

Daniel

Chrysler and Jeep Select Day Software

Brand, Partner and Subsidiaries Now Online Using Day

Day, a leading provider of global content management software, today announced the brand sites www.chrysler.de and www.jeep.de and the Chrysler and Jeep partners and subsidiaries Internet sites are now live using Day's software. As studies from DaimlerChrysler have revealed, more than every sixth prospective car buyer uses the Internet as information source for new cars. The DaimlerChrysler Vertriebsorganisation Deutschland thus has extended its activities using the Internet and expanded the online presence of the brands Chrysler and Jeep.

The Internet presence enables the Chrysler and Jeep partners and subsidiaries to present individual information, offerings and contact persons as well as local events. The interested party is now able to get in touch directly with its retailer, can order test drives and brochures online or can arrange appointments for car maintenance.

The retailer sites are available via the brand sites using the search „Chrysler und Jeep Partner" their Chrysler and Jeep partner. A link forwards the users to the relative homepage. There is also the possibility to reach the retailers directly via www.retailername.chrysler.de re. www.retailername.jeep.de and the subsidiaries via www.cityname.chrysler.de re. www.cityname.jeep.de. Through the consistent layout and the ease of use concept on brand sites and the retailer sites the users find their way easily and quickly.

A new feature on the brand sites is a used cars exchange, where all used cars of Chrysler and Jeep in Germany are listed. The interested party will be forwarded automatically onto the site of the retailer who has the sought car in his stock and can directly get in touch with him. A route planer, specially developed for the retailer sites avoids the annoying search during the trip.

The multiple improvements of the Chrysler and Jeep online presences support the strategy of DaimlerChrysler Vertriebsorganisation Deutschland to increase the service quality to customers constantly and thus to further raise customer satisfaction.

In addition to Day the following partners contribute to the successful implementation of the project: Neuland + Herzer GmbH, DDD Design - Gesellschaft für Multimedia mbH, GFT Technologies AG as well as mobile.de.

Chrysler und Jeep entscheiden sich für Day-Software

Marken, Partner und Niederlassungen jetzt online mit Day

Day, Anbieter von Global-Content-Management-Software, gab heute bekannt, dass neben den Markenseiten www.chrysler.de und www.jeep.de nun auch die Chrysler- und Jeep-Vertragspartner und -Niederlassungen mit eigenen Internet-Auftritten auf Basis der Day-Software online gegangen sind. Wie Studien von DaimlerChrysler ergeben haben, benutzt mehr als jeder sechste Neuwagen-Interessent das Internet als Informationsquelle für Neuwagen. Die DaimlerChrysler Vertriebsorganisation Deutschland setzt daher weiter verstärkt auf die vielseitigen Möglichkeiten bei der Nutzung des Internets und baut den Online-Auftritt der Marken Chrysler und Jeep weiter aus.

Der eigene Internet-Auftritt ermöglicht es den Chrysler- und Jeep-Vertragspartnern und -Niederlassungen, individuelle Informationen, Angebote und Ansprechpartner sowie lokale Veranstaltungen zu präsentieren. Der Interessent kann nun direkt mit seinem Händler in Kontakt treten, online Probefahrten oder Servicetermine vereinbaren und Prospekte bestellen.

Die Händlerseiten sind über die Markenseiten erreichbar. Dort können Interessierte über die Suche „Chrysler und Jeep Partner" ihren Chrysler- und Jeep-Partner finden. Ein Link leitet die User auf die jeweilige Homepage weiter. Es besteht auch die Möglichkeit, direkt über www.händlername.chrysler.de bzw. www.händlername.jeep.de die Vertragshändler sowie über www.stadtname.chrysler.de bzw. www.stadtname.jeep.de die Niederlassungen anzuwählen. Durch das einheitliche Layout und Bedienkonzept auf Marken- und Händlerseiten finden sich die User sofort gut zurecht.

Neu auf den Markenseiten ist eine Gebrauchtwagenbörse, in der alle Chrysler- und Jeep-Gebrauchtwagen deutschlandweit eingestellt sind. Der Interessent wird automatisch auf die Seite des Händlers weitergeleitet, der das gesuchte Fahrzeug im Bestand hat und kann dann direkt mit ihm in Kontakt treten. Ein eigens für die Händlerseiten entwickelter Routenplaner spart lästiges Suchen bei der Anreise.

Die vielseitigen Verbesserungen des Chrysler- und Jeep-Online-Auftrittes unterstützen die Strategie der DaimlerChrysler Vertriebsorganisation Deutschland, die Dienstleistungsqualität gegenüber den Kunden stetig zu erhöhen und somit die Kundenzufriedenheit weiter zu steigern.

Zur erfolgreichen Umsetzung des Projektes trugen neben Day folgende Partner bei: Neuland + Herzer GmbH, DDD Design – Gesellschaft für Multimedia mbH, GFT Technologies AG sowie mobile.de.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252

Day

IBM Announces Adoption of Content Repos

IBM Announces Plans to Roll Out Products based on the Innovative Standard

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Irvine, CA and Basel, Switzerland
May 26, 2004
Day, a leading provider of global content management software, today announced that IBM will support the Java Specification Request (JSR)170, an initiative lead by Day CTO, David Nuescheler, across its product sets. The JSR 170 standard improves the interoperability between all repository vendors allowing developers to work with a homogenous API for all content repositories.

Computerwoche, a leading German IT magazine published by International Data Group (IDG), reported that IBM will now adopt the JSR 170 standard for all of its content related products. "...IBM announced at this year's Lotusphere that they will provide all their content systems with a JSR 170 compatible API..." (www.computerwoche.de). IBM's announcement serves as validation that for the JSR 170 standard of which Day has lead the charge since the inception of the committee.

"Progress continues on the work towards finalizing JSR 170. The standard has gained the support of industry leaders including Apache, IBM, SAP, BEA Systems and Oracle who serve as members of the JSR 170 expert group that our CTO is leading," said Michael Moppert, Chairman and CEO, Day Software. "Clearly, it's a huge compliment to Day that other vendors are adopting the standards that Day has spearheaded for years."

Other leading industry participants in the JSR 170 initiative include, Documentum, Inc., Filenet Corporation, and Vignette, all serving as expert group members. The standardization request is now available for public review from http://www.jcp.org/aboutJava/communityprocess/review/jsr170/. The public review closes on 19 July 2004.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

Day

Day Appears in 2 Gartner Magic Quadrants

Smart Enterprise Suites and Portal Magic Quadrants acknowledge Day

Irvine, CA and Basel, Switzerland – May 24, 2004
Day, a leading provider of global content management software, today announced that Day has been included in Gartner's 2004 Portal Magic Quadrant and the Smart Enterprise Suite Quadrant; both recently released by the analyst firm. Day, a longtime leader in the European market, has been rapidly gaining market share in the US market over the past two years.

"Day's recognition in both of Gartner's Magic Quadrants validates our successes in the content management market," said Michael Moppert, Chairman and CEO of Day. "Day proudly organically developed our technology and pioneered the virtual repository for content management that so many other vendors are now embracing. Our solution is fully technology agnostic and easy to implement, making it a sound investment for companies wanting to optimize their technology spend and maximize previous investments."

Blue-chip companies in the US market with international brands have recognized Day's product prowess and have implemented global, enterprise-scale solutions using Day's flagship software, Communique. Customer successes include McDonald's, Johnson Controls, Shimano, Formica, Best Western International, and DHL.

Day's inclusion in the analyst firm's vendor comparison quadrants provides the industry recognition of the company's product offerings that will enable Day to continue to make substantial gains in the market.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Daniel Heck
05/19/2004 12:18 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, uk.staff/Day, us.staff/Day
cc:
Subject: Press Release on Wednesday

This press release will be put out today.
Daniel

Day Leads the Charge Driving JSR 170 Standard for Content Management

Groundbreaking Standard Now Available in Public Review – Day CTO Leads Industry Expert Group

Day, a leading provider of global content management software, today announced that the industry expert group, which the company is leading, has placed in public review the specification request for a groundbreaking new industry standard, called JSR 170. JSR 170, which has been developed according to the Java Community Process (JCP), will fundamentally improve the interoperability between content repositories and applications, allowing developers to work with a homogenous API for all content repositories. Most importantly, the JSR 170 standard will prevent the dangers of proprietary vendor lock in by ensuring that companies can easily manage content across the large-scale enterprise.

Day has long been an innovator in the content management industry with its virtual repository technology and its flagship enterprise content management software Communiqué. Day has now taken an industry-wide leadership role in developing and implementing a standard that will help the whole content management industry to grow and mature. Day's CTO, David Nuescheler, has lead the JSR 170 initiative by chairing a global industry expert group since its inception. Apache, IBM, SAP, BEA Systems and Oracle all serve as members of expert group for JSR 170. Other leading industry participants include, Documentum, Filenet and Vignette.

"Content Repositories are becoming a key element in the software infrastructure of global companies and complex organizations. Infrastructure however can only be successful when it is based on standards. So far this has been missing in the content management industry which has been characterized by a confusing plethora of proprietary technologies. The goal of JSR 170 is to change this," says Nuescheler.

"Day is proud to contribute with our technology vision to the evolution of our industry and bring content management out of chaos and confusion era and into simplicity and efficiency for customers," said Michael Moppert, CEO of Day. "JSR 170 has the potential to become as relevant as other groundbreaking industry standards and play a similar role in the world of unstructured data such as SQL did in the world of databases."

The standardization request is now available for public review from http://www.jcp.org/aboutJava/communityprocess/review/jsr170/. The public review closes on 19 July 2004.

Day führt Java-Standard JSR 170 für Content Management an

Der von Day's CTO initiierte Standard wird in erster Version der Öffentlichkeit zugänglich gemacht

Day, Anbieter von Global-Content-Management-Software, gab heute bekannt, dass die Day angeführte Expertengruppe einen neuen, revolutionären Industriestandard, den JSR 170, der Öffentlichkeit zugänglich gemacht hat. Der JSR 170, der entsprechend des Java Communitiy Process (JCP) entwickelt wurde, wird das Zusammenwirken von Applikationen und Content Repositories grundlegend vereinfachen. Der neue Standard wird sicherstellen, dass Unternehmen ihre geschäftsrelevanten Inhalte unternehmensweit effizient ablegen und verwalten können, unabhängig von proprietären Herstellersystemen.

Day gilt aufgrund der Virtual-Repository-Technologie und seiner Enterprise-Content-Management-Software Communiqué als innovativer Hersteller in der Content-Management-Industrie. Day hat den JSR 170 initiiert und die Führungsrolle bei dessen Entwicklung übernommen. Day's CTO David Nüscheler leitet die internationale Standard-Expertengruppe, zu der Unternehmen wie Apache, BEA, IBM, Oracle oder SAP gehören. Weitere Unternehmen, die bei der Entwicklung des JSR 170 unter Leitung von Day mitarbeiten, sind Documentum, Filenet oder Vignette.

„Content Repositories – also Software zur Speicherung von strukturierten und unstrukturierten Inhalten - entwickeln sich immer mehr zu einem Kernstück der Software-Infrastruktur grosser Unternehmen und komplexer Organisationen. Infrastruktur kann sich jedoch nur dann durchsetzen, wenn sie auf Standards beruht. Dies hat bisher in der Content-Management-Industrie gefehlt. Hier haben wir es bis heute mit einer verwirrenden Vielfalt proprietärer Technologien zu tun. Das Ziel vom JSR 170 ist, diesen Misstand zu beheben," kommentiert David Nüscheler.

„Day ist stolz darauf, mit seiner Technologie-Vision zur Evolution unserer Industrie beizutragen. Wir wollen der Content-Management-Industrie helfen, eine Ära des Chaos zu beenden und unseren Kunden mehr Einfachheit und Effizienz zu bieten," so Michael Moppert, CEO von Day. „Der JSR 170 hat das Potential, zu einem der fundamentalen Standards in unserer Industrie zu werden und eine ähnliche Bedeutung zu erlangen wie andere Standards, zum Beispiel der Datenbank-Standard SQL."

Der JSR 170 steht der Öffentlichkeit nun bis zum 19. Juli 2004 zur Ansicht und Kommentierung unter folgender Web-Adresse zur Verfügung:

http://www.jcp.org/aboutJava/communityprocess/review/jsr170/.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day

Day Chief Scientist to Speak about JSR 17

Dr. Roy T. Fielding to Discuss Java Standards for Content Repositories at Premier Travel Industry Event

Irvine, CA and Basel, Switzerland – May 5, 2004 – Day, a leading provider of global content management software, today announced that chief scientist Dr. Roy T. Fielding will be speaking at a session entitled "(Enterprise) Content is King - Java Specification Request (JSR) 170" at the annual TRAVDEX Travel Technology Think Tank and Conference, to be held May 5-6 at the Cityplace in Dallas.

Fielding will discuss how the Content Repository for Java™ Technology API (JSR 170) specification provides a common programmatic interface to disparate content repositories across an enterprise – a critical need for organizations with growing numbers of structured and unstructured data sources such as e-mail messages, images and documents. This common interface enables organizations to personalize and exchange content both within and beyond the boundaries of the enterprise, regardless of the underlying repository protocol, architecture, implementation and storage.

What:
Day Chief Scientist Dr. Roy T. Fielding to Speak on Java Standards for Content Repositories

Where:
TRAVDEX, Cityplace, Dallas, Texas

When:
May 6 at 9:45 a.m.

Session:
"(Enterprise) Content is King" - Java Specification Request (JSR) 170 proposes that content repositories have a dedicated, standardized way to interact with applications that deal with content. It provides for access to content bidirectionally on a granular level within a repository. This will prevent applications from having to adapt to every vendor's proprietary API to interact with content repositories. The JSR further proposes to define a way to integrate content-producer-applications (CMS) and content consumer-applications (CRM, portal, etc.)

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire Day is a leading provider of integrated content, portal and digital asset management software.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck

Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

back to press release list previous release next release

Acquity Group Joins Day Premier Partner Program

Irvine, CA and Basel, Switzerland – April 29, 2004 – Day, a leading provider of global content management software, and Acquity Group today announced an expanded partnership to assess a company's content management needs and quickly deliver the most robust, open enterprise content management solution available in today's market. Acquity Group, having already provided excellent results to many of Day's Global 500 customers, has been named a premier partner of Day. The two companies will jointly market and sell needs assessment and enterprise content management to their customers.

Day has expanded its partnership with Acquity Group based on the synergy of their expertise with Day's software. The convergence of technologies and initiatives - portal, web, document, media, and traditional management - has created new challenges that must be addressed on an enterprise level and with strong partnerships between software vendors and expert consultants. Large customers like Shimano, McDonald's and Johnson Controls have already benefited from quick implementation and real ROI based on the combined effort of Day and Acquity Group.

"At Shimano, we turned to Day for their software solution and Acquity for their ability to map our business requirements to the Day solution. Working together, Day and Acquity provided us with a unified web strategy and increased efficiencies and cost savings," said Rob Morris, Shimano America Corporation.

While many companies report that they will spend some funds on technology in the coming year, few have determined what projects should take priority. The projects that are most critical to CIO's are the ones that are customer facing. By combining strengths, Acquity and Day will work together to assess the company's needs, architecture, integration issues and so forth and work to deploy a fast, open scalable solution that returns real ROI and lowers TCO.

"Day and Acquity provide an incredible solution for companies in today's environment," said Michael Moppert, CEO of Day. "Now, company's can truly asses their needs and deploy a solution that can grow as they grow – Day and Acquity together can help companies save valuable time and money."

"By partnering with Day, we are delivering real value to our clients that enable them to deploy a content management solution that delivers on its promises as we've already proven with our widely recognized joint customers," said Chris Dalton, President and CEO of Acquity Group. "The Day solution delivers the critical, enterprise content management solution our customers that drives real efficiencies and cost savings."

About Acquity Group (www.acquitygroup.com)

Acquity Group helps clients leverage technology to optimize business. With capabilities in strategic assessment, requirements analysis, technology selection, and full implementation, we partner with clients to create solutions that generate bottom-line results. Clients include: McDonald's, The Northern Trust, Equity Office Properties, PeaPod Inc., Snap-On Inc. Acquity Group is a privately held firm with headquarters in Chicago.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

back to press release list **previous release** **next release**

Daniel Heck
04/14/2004 06:55 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, uk.staff/Day, us.staff/Day
cc:
Subject: Press Release on Thursday, April 15, 2004

This press release will be sent out on Thursday, April 15, 2004.

Internal contact: Angelo Buscemi, angelo.buscemi@day.com

Daniel

Swiss Life Selects Day for European-wide Internet Initiative

Day, a leading provider of global content management software, today announced that Swiss Life, a leading provider of life insurance and long-term savings and protection, has chosen Day's software Communiqué for an European-wide Internet initiative.

In the initial phase, new corporate websites, www.swisslife.com, www.swisslife.ch and www.sl-am.com, were developed by Day partner Pixelpark (Switzerland) together with Liquid Light Digital, Brighton, and ACconcept, Zurich. The goal of Swiss Life's new overall online presence is to combine international uniformity in brand presence with a high level of flexibility and cost efficiency by creating a uniform content management platform whereby the content is provided centrally and can be selected and reused by all regional subsidiaries.

Swiss Life chose Day's software, because the technology offers openness, scalability, comprehensive out-of-the-box functionalities and flexible connectivity options ensuring interoperability with existing IT systems and scalability for future challenges. Another important requirement during the selection process of the content management vendor was ensuring that the corporate design is stringently maintained. Day's solution includes unique brand protection features and supports all language and character sets.

Richard Gledhill, Manager of the Online Center at Swiss Life: "Day's software Communiqué can be implemented smoothly in the most varied technical environments. Communiqué is very flexible, which creates synergies enabling us to expand our Internet presence and Intranet easily at any time. The Day system includes comprehensive globalization functionalities, which support the roll-out of further country sites in an outstanding way. And every employee can learn how to use the Communiqué environment. All these factors ensure a very high level of efficiency."

About Swiss Life (www.swisslife.com)

Swiss Life is a leading provider of life insurance and long-term savings and protection. Swiss Life offers individuals and companies comprehensive advice and a broad range of products via agents, brokers and banks in its domestic market, Switzerland, where it is market leader, and selected European markets. Multinational companies are serviced with tailor-made solutions by a network of partners in over 40 countries. Swiss Life Holding, registered in Zurich, was founded in 1857 as the Swiss Life Insurance and Pension Company. Shares of Swiss Life Holding are listed on the SWX Swiss Exchange (SLHN). The enterprise employs around 10,000 people worldwide.

About Pixelpark (www.pixelpark.com)

Pixelpark AG is a management and technology service provider for digitally supported business processes. It plans, implements and runs solutions for digital information, communication and marketing and thus provides for enhanced efficiency for its customers. The core competencies of Pixelpark, which up to now had been in the agency business, are supplemented by enhanced know-how when it comes to process consulting and IT infrastructure services. The three business segments Agency, Information Technology and Consulting act across the lines of the various industries and are established under the umbrella organization Pixelpark-Holding. Pixelpark AG employs 200 employees.

Swiss Life nutzt Day für europaweite Internet-Initiative

Day, Anbieter von Global-Content-Management-Software, teilte heute mit, dass Swiss Life, einer der führenden europäischen Anbieter von Vorsorgelösungen und Lebensversicherungen, auf Basis der Day-Software „Communiqué" einen europaweiten Internet-Relaunch durchführt. In einem ersten Schritt wurden unter www.swisslife.com, www.swisslife.ch und www.sl-am.com neue Unternehmens-Websites von Day-Partner Pixelpark (Schweiz) in Zusammenarbeit mit Liquid Light Digital, Brighton, und ACconcept, Zürich, entwickelt. Ziel der neuen Online-Präsenz der Swiss Life-Gruppe ist, internationale Einheitlichkeit im Markenauftritt mit grosser lokaler Flexibilität und Kosteneffizienz zu verbinden. Auf einer einheitlichen Content-Management-Plattform wird Content zentral bereitgestellt, der von allen regionalen Niederlassungen übernommen werden kann.

Swiss Life hat sich für die Day-Software entschieden, weil sich die Technologie vor allem durch Merkmale wie Offenheit, Skalierbarkeit, umfangreiche Out-of-the-box-Funktionalitäten und flexible Anbindungsmöglichkeiten an bereits existierende IT-Systeme auszeichnet. Die grosse Flexibilität von Communiqué gewährleistet darüber hinaus, dass auf zukünftige Anforderungen problemlos reagiert werden kann. Eine wesentliche Anforderung an die Content-Management-Lösung war zudem die Gewährleistung einer stringenten Beibehaltung des Corporate Designs. Communiqué beinhaltet umfassende Funktionen für einen weltweit konsistenten Markenauftritt und unterstützt alle Sprachen und Zeichen.

Richard Gledhill, Leiter des Online-Centers der Swiss Life: „Die Day-Software Communiqué lässt sich in den vielfältigsten technischen Umgebungen problemlos implementieren. Communiqué ist sehr flexibel, so dass Synergien nutzbar werden und wir die Internet-Präsenz und unser Intranet jederzeit auf einfache Weise erweitern können. Das Day-System verfügt über umfassende Globalisierungsfunktionen, die den Roll-out weiterer Länder-Sites hervorragend unterstützen. Und jeder Mitarbeiter kann den Umgang mit der Communiqué-Umgebung schnell erlernen. All diese Faktoren gewährleisten ein hohes Mass an Effizienz."

Über Swiss Life (www.swisslife.com)

Die Swiss Life-Gruppe ist einer der führenden europäischen Anbieter von Vorsorgelösungen und Lebensversicherungen. Im Heimmarkt Schweiz, in dem das Unternehmen Marktführer ist, und in ausgewählten europäischen Märkten bietet die Swiss Life-Gruppe über eigene Agenten, Broker und Banken ihren Privat- und Firmenkunden eine umfassende Beratung verbunden mit einer breiten Produktpalette. Multinationale Konzerne werden in einem Netzwerk von Partnern in über 40 Ländern nach Mass betreut. Die Swiss Life Holding, mit Sitz in Zürich, wurde als Schweizerische Lebensversicherungs- und Rentenanstalt 1857 gegründet. Die Aktie der Swiss Life Holding ist an der SWX Swiss Exchange kotiert (SLHN). Weltweit beschäftigt das Unternehmen rund 10.000 Mitarbeiterinnen und Mitarbeiter.

Über Pixelpark (www.pixelpark.com)

Die Pixelpark AG ist ein Management- und Technologie-Dienstleister für digital gestützte Geschäftsprozesse. Sie plant, implementiert und betreibt digitale Informations-, Kommunikations- und Vermarktungslösungen und schafft damit Effizienzsteigerungen für ihre Kunden. Die Kernkompetenzen von Pixelpark im Agenturgeschäft werden durch verstärktes Know-how in der Prozessberatung und den IT-Infrastruktur-Services ergänzt. Unter dem Dach der Pixelpark-Holding sind dazu die drei Geschäftsfelder Agentur, Informationstechnologie und Beratung etabliert, die branchenübergreifend agieren. Mit Kunden wie BARMER Ersatzkasse, Blaupunkt GmbH, smart GmbH, Swisscom AG oder ZDF erzielte Pixelpark an ihren Standorten in Deutschland und der Schweiz im Geschäftsjahr 1. Januar bis 31. Dezember 2002 einen Umsatz von 39,2 Mio. Euro. Die Pixelpark AG beschäftigt derzeit 200 Mitarbeiter.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Daniel Heck
04/01/2004 06:38 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, andrew@dayasiapac.com, uk.staff/Day, us.staff/Day
cc:
Subject: Press Release on Friday, April 2, 2004

This press release will be put out on Friday, April 2, 2004.
(It's already published in the US due to tactical reasons).

Daniel

Day Releases Latest Version of Communiqué Solidifies Leadership in Content Management for Global Enterprises

Day combines fully integrated suite of content applications with revolutionary virtual repository technology

April 2, 2004 – Day, a leading provider of global content management software, today announced the general availability of latest version Communiqué, solidifying Day's leadership in the content management industry as the only pure Java, platform independent content management solution on the market today. Communiqué 3.5.4 now is the content management solution that offers an integrated platform facilitating all aspects of the content life cycle for global enterprise customers. Communiqué 3.5.4 includes a wide variety of functionality to manage portals and business processes adding to the products proven content management, document management and digital asset management capabilities.

"Communiqué offers unparalleled efficiency gains at an attractively low total cost of ownership for enterprise-wide content initiatives," said Michael Moppert, CEO of Day. "With its comprehensive range of fully integrated content applications the product enables our customers to address all of their global content management challenges with one highly scalable, reliable platform."

The key to the superior performance of Communiqué is its unique architecture: The ContentBusTM. Having first introduced this revolutionary technology in 2001, Day enables global enterprises to build all their content-centric applications around the concept of a virtual repository. Day's award-winning approach enables customers to manage all their enterprise content – wherever it resides - through one consistent enterprise content platform.

"Day has long been recognized as the pioneer of the virtual repository for content management. We are uniquely positioned in the market now as our latest product release combines this truly revolutionary concept with a fully integrated suite of content-centric applications that enables our customers to truly manage all of their enterprise content, regardless of its location, language, format or system where it resides," said Moppert.

Day's product prowess is currently setting the standard in the industry as the company is the technical expert lead in the JSR 170 standardization process, which will regulate the interaction of applications with content repositories. JSR 170 will ensure that companies can easily manage virtual content across the largest scale of enterprise without the dangers of proprietary vendor lock in. Industry analysts expect this standard to have a profound impact on the content management industry.

"We are making excellent progress with JSR 170. It has gained the support of all key players in our industry and beyond, including leaders such as IBM, SAP, BEA or Oracle. Naturally, it's a compliment to Day that other vendors are adopting the standard and the concept of the virtual repository that Day has spearheaded for years. With the release of Communiqué 3.5.4, we offer our customers a truly innovative product that includes the best of breed of today's global content management - built on tomorrow's architecture," concludes Moppert.

With this integrated approach the Communiqué framework offers a highly efficient, reusable component architecture that solves multiple customer challenges with one (end-to-end) integrated solution. By delivering integrated

- Portal/Portlet Management
- Content Management
- Document and Records Management
- Collaboration & Community Support
- Business Process Management
- Digital Asset Management

all from a single vendor, Day's customers can easily and rapidly deploy enterprise applications on the web. As a result, Day delivers one of the lowest costs of deployment in the industry.

Unlike products from other vendors, Communiqué has been organically built from the ground up in close cooperation with the company's blue chip customers. Other vendors have acquired technology and added it to existing product suites, slowing down performance and making the implementation time both cumbersome and expensive. Communiqué has been consistently designed and developed by one core team of developers, resulting in a highly efficient, scalable tightly integrated product suite with enterprise-class performance.

Day präsentiert neueste Communiqué-Version

Day verbindet integriertes Produktportfolio für Content-Anwendungen mit revolutionärer Virtual-Repository-Technologie

2. April 2004 – Day, Anbieter von Global-Content-Management-Software, gab heute die Verfügbarkeit der neuesten Communiqué-Version bekannt. Day baut damit seine führende Position in der Content-Management-Industrie als zur Zeit einziger Anbieter einer reinen Java-basierenden, plattformunabhängigen Content-Management-Lösung aus. Communiqué 3.5.4 unterstützt sämtliche Bereiche des Content-Lebenszyklus innerhalb von globalen Unternehmen. Die aktuelle Version 3.5.4 beinhaltet eine grosse Anzahl an Funktionalitäten zur Bewirtschaftung von Portalen und Geschäftsprozessen, die den bestehenden Content-Management-, Dokumenten-Management- und Digital-Asset-Management-Funktionen hinzugefügt wurden.

„Communiqué hilft unseren Kunden, bei ihren unternehmensweiten Content-Initiativen die Effizienz markant zu steigern und gleichzeitig die Betriebskosten tief zu halten", so Michael Moppert, CEO von Day. „Durch die umfangreiche Zahl von vollintegrierten Content-Applikationen ermöglicht das Produkt unseren Kunden, ihre globalen Content-Management-Herausforderungen mit einer hoch skalierbaren und zuverlässigen Plattform zu lösen."

Die Leistungsfähigkeit von Communiqué beruht auf seiner einzigartigen Architektur, dem ContentBus. Die in 2001 eingeführte revolutionäre Technologie ermöglicht es Unternehmen, sämtliche content-zentrischen Applikationen auf dem Konzept des virtuellen Repository aufzubauen. Day's preisgekrönter Ansatz erlaubt die Bewirtschaftung sämtlicher digitaler Unternehmensinhalte über eine einheitliche Softwareplattform.

„Day gilt als Pionier des virtuellen Repository für Content-Management-Software", fährt Moppert fort. „Wir sind im Markt jetzt einzigartig positioniert, da unsere aktuelle Softwareversion dieses revolutionäre Konzept mit einer vollintegrierten Lösung von content-zentrischen Applikationen kombiniert. Das Produkt ermöglicht unseren Kunden das Management von sämtlichem Content – unabhängig von Quelle, Sprache, Format oder System."

Day's Produkteigenschaften bilden auch die Basis für einen neuen Standard. Day leitet den Standardisierungsprozess (JSR 170), der zukünftig die Interaktion von Anwendungen und Content Repositories regeln bzw. vereinheitlichen wird. JSR 170 wird sicherstellen, dass Unternehmen virtuellen Content unternehmensweit problemlos verwalten können, unabhängig von proprietären Herstellersystemen. Industrieanalysten erwarten, dass dieser Standard tief greifende Auswirkungen auf die Content-Management-Industrie haben wird.

„Wir machen ausgezeichnete Fortschritte mit dem JSR 170. Alle Key Player unserer Branche, auch Unternehmen wie IBM, SAP, BEA oder Oracle, unterstützen den Standard. Für Day ist es natürlich ein Kompliment, dass andere Anbieter den Standard und das Konzept des virtuellen Repository, das Day vor Jahren eingeführt hat, übernehmen. Mit Communiqué 3.5.4 bieten wir ein innovatives Produkt an, das für heute modernstes Global Content Management steht," fasst Moppert zusammen.

Mit seinem integrierten Ansatz bietet das Communiqué Framework eine hoch effiziente, wiederverwendbare Komponentenarchitektur, die vielfältige Anforderungen mit einer integrierten Lösung erfüllt. Communiqué umfasst

- Portal/Portlet Management
- Content Management
- Document & Records Management
- Collaboration & Community Support
- Business Process Management
- Digital Asset Management

und ermöglicht Unternehmen den einfachen und schnellen Einsatz von web-basierten Unternehmensanwendungen. Als Ergebnis liefert Day eine der kosteneffizientesten Gesamtlösungen in der Branche.

Im Gegensatz zu anderen Produkten wurde Communiqué von Anfang an auf organische Weise in enger Zusammenarbeit mit Blue-Chip-Kunden des Unternehmens aufgebaut. Andere Anbieter kauften Technologie hinzu und fügten diese bestehenden Produkten hinzu. Dies mindert Leistungsfähigkeit und erschwert und verteuert die Implementation. Communiqué wurde und wird von einem einzigen Entwicklerteam konsistent konzipiert und entwickelt, woraus ein hoch effizientes, skalierbares, integriertes Produkt mit herausragender Leistungsfähigkeit resultiert.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Daniel Heck

03/31/2004 05:38 AM

To: ch.staff/Day, de.staff/Day, uk.staff/Day, us.staff/Day, Guntmar Kerbl/Day@Day, andrew@dayasiapac.com

cc:

Subject: Press Release on Thursday

This press release will be put out on Thursday, April 1, 2004.

Please pay in particular attention to the new wording in the boiler plates (red!), which is the official one from tomorrow on.
The SWX New Market doesn't exist anymore!

Internal contacts for questions:
- Michael Moppert
- Chris Harano
- Peter Nachbur
- Daniel Heck

Day Listed on Main Board of SWX Swiss Exchange

New Structure of SWX Equity Market

Basel, Switzerland – April 1, 2004 – Day Software Holding AG (SWX: DAYN), a leading provider of global content management software, today announced its listing on the main board of the SWX Swiss Exchange becoming effective on April 1, 2004. This new listing is connected with the discontinuation of the SWX New Market, where Day was listed since April 2000. On the index level Day will be listed in the newly created SPI EXTRA, which includes Small and Mid Caps. As a result, Day will adopt common reporting practices of the main board. More specifically, this will result in the publication of annual and semi-annual results, and Day will continue to report its figures in accordance with US GAAP.

For further information about the changes at the SWX Swiss Exchange, please visit http://www.swx.com

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and **listed on the SWX Swiss Exchange** (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

SWX Swiss Exchange nimmt Day ins Hauptsegment auf

Neue Struktur am Aktienmarkt der SWX Swiss Exchange

Basel, 1. April 2004 – Die Day Software Holding AG (SWX: DAYN), Anbieter von Global-Content-Management-Software, gab heute ihre Aufnahme in das Hauptsegment der SWX Swiss Exchange zum 1. April 2004 bekannt. Hintergrund des Wechsels ist die Neustrukturierung des SWX und die Aufhebung des SWX New Market-Segments, wo Day seit April 2000 kotiert war. Auf der Indexebene wird Day in den neu geschaffenen SPI EXTRA eingeteilt, welcher Small und Mid Caps enthält. Day wird die allgemeinen Berichterstattungspraktiken des Hauptsegments mit Halbjahres- und Jahresergebnissen übernehmen. Das Unternehmen wird die Rechnungslegung gemäss US GAAP beibehalten.

Weitere Detailinformationen über Neuerungen an der SWX Swiss Exchange unter http://www.swx.com

Über Day (www.day.com)

Day ist Anbieter von integrierter Content-Management-, Portal- und Digital-Asset-Management-Software. Die Day-Technologie Communiqué ist eine 100% Java-basierte Content-Infrastrukturplattform zur Vereinheitlichung und zum Management sämtlicher Daten, Systeme, Anwendungen und Prozesse über das Web. Die innovative ContentBus-Architektur von Communiqué verwandelt die IT-Systeme eines Unternehmens in ein Virtual Repository, durch das der Content aus allen Systemen zu einem homogenen Ganzen zusammengeführt wird.

Day ist ein internationales Unternehmen, gegründet 1993, und seit April 2000 **an der SWX Swiss Exchange (SWX: DAYN) kotiert.** Zu Day's Kunden gehören weltweit führende Unternehmen wie beispielsweise Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS oder Volkswagen.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Shimano's Unified Web Strategy Reduces Lag Time from Months to Minutes

Irvine, CA and Basel, Switzerland
March 24, 2004

Day, a leading provider of global content management software, today announced that premier customer Shimano will highlight how Day unified the company's global web presence and reduced the time taken to update content on the set from months to minutes. Robert Morris of Shimano will participate on a panel at the Gilbane Content Management Conference in Los Angeles, March 24-26, 2004. Participants will learn about the real application of Day's software to the complex business problem presented by Shimano in the global consumer goods arena.

Shimano, one of the world's top suppliers of sporting equipment, is a global company spanning 17 nations and is primarily regarded for its bicycle racing technology, but also sells equipment for popular sports such as snow-boarding and golf. Day launched Shimano's first site in China, the worlds largest bicycle market and the second in North America, the worlds largest fishing equipment market.

Shimano's new streamlined system under Day's Communiqué preserves Shimano's coveted brand and improves the effectiveness and timeliness of getting products to market. Day software provides the content management framework with the open architecture, flexibility and scalability that Shimano needed for its immediate needs and its future growth plans.

What:
Complex Content: Consumer Goods Case Studies

Presenters:
Robert Morris, Director e-Business, Shimano
Sebastian Holst, Senior Editor, The Gilbane Report

Where:
The Westin Bonaventure Hotel
404 South Figueroa Street, Los Angeles, CA

Date:
Thursday, March 25, 2004

Time:
2:00 - 3:00 pm

Day invites conference attendees to visit them at the Westin Bonaventure Hotel, Los Angeles to learn more about Communiqué and receive a product demonstration. For more information on Day visit www.day.com or email info@day.com.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire

business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

back to press release list **previous release** **next release**

Day

Day's Premier Customer Shimano to Reveal Real Results at San Francisco Show

San Francisco, CA and Basel, Switzerland – March 16, 2004 – Day, a leading provider of global content management software, today announced that it will host a session with Robert Morris, Manager of Shimano's World Wide Web Team, demonstrating real results gained by implementing Day's Communiqué. Participants will learn how a fully open-standards based portal solution can fundamentally alter the way content management challenges are addressed at the enterprise level.

Content management can improve a company's ability to effectively deliver information to those that need it, control documents for regulatory purposes, and improve the efficiency of both internal and customer-facing processes.

What:
Solutions for Shimano: Day Product Session

Presenters:
Robert Morris, World Wide Web Team, Shimano
Santi Pierini, Day

Where:
The Fairmont
950 Mason Street, Nob Hill, San Francisco

Day:
Tuesday, March 16, 2004

Time:
1:15 – 1:35 pm

Day invites conference attendees to stop by booth #117 at The Fairmont Hotel, San Francisco, to learn more about Communiqué and receive a product demonstration.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85

Daniel Heck
03/09/2004 08:04 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, andrew@dayasiapac.com, us.staff/Day, uk.staff/Day
cc:
Subject: Press Release on Wednesday, March 10

This press release will be put out on Wednesday, March 10.

Internal contact: Angelo Buscemi - angelo.buscemi@day.com

Daniel

Panalpina Selects Day for Global Internet Initiative

March 10, 2004 – Day, a leading provider of global content management software, today announced that Panalpina, one of the world's leading logistics companies, has chosen Day's software Communiqué for a worldwide Internet initiative. For many years, Panalpina has utilized Day's Communiqué for a worldwide uniform Intranet, that has significantly improved the internal corporate-wide communications. Based on this experience, Panalpina has also decided to operate the group's corporate website on Day technology.

"For years, our Intranet, powered by Day technology, has worked successfully and meet with big corporate-wide acceptance," said Monika Ribar, CIO at Panalpina. "Day's technology is innovative and delivers an efficient solution for the management of complex content."

About Panalpina (www.panalpina.com)

Panalpina is one of the world's leading providers of forwarding and logistics services, specialized in intercontinental airfreight and seafreight consignments and the associated supply chain management solutions. Thanks to its worldwide network and its highly developed IT systems, Panalpina provides globally integrated door-to-door forwarding solutions tailored to its clients' individual needs. The Panalpina Group operates a global network with 480 branches in 74 countries. In a further 62 countries, Panalpina works together with agents. Panalpina employs 12,000 people worldwide.

Panalpina nutzt Day für weltweite Internet-Initiative

10. März 2004 – Day, Anbieter von Global-Content-Management-Software, gab heute bekannt, dass Panalpina, eines der weltweit grössten Logistikunternehmen, für eine weltweite Internet-Initiative die Day-Software „Communiqué" einsetzen wird. Panalpina ist langjähriger Day-Kunde und nutzt Communiqué bereits für ein weltweit einheitliches Intranet, das die konzerninterne Kommunikation wesentlich verbessert und effizienter gemacht hat. Nun hat sich Panalpina entschieden, auch die Konzern-Website mit Day-Technologie zu betreiben.

„Unser mit Day-Technologie realisiertes Intranet ist seit Jahren erfolgreich in Betrieb und geniesst grosse unternehmensinterne Akzeptanz", so Monika Ribar, CIO bei Panalpina. „Day präsentiert mit seiner Technologie ein innovatives Konzept bezüglich des Managements von Content und liefert damit eine effiziente Lösung für die Verwaltung von komplexen Inhalten."

Über Panalpina (www.panalpina.com)

Panalpina ist weltweit einer der führenden Anbieter von Transport- und Logistikdienstleistungen und konzentriert sich dabei schwerpunktmässig auf interkontinentale Luft- und Seefrachtspedition sowie damit verbundene Supply Chain Management-Lösungen. Basierend auf ihrem weltweiten Netz und ihren hoch entwickelten IT-Systemen bietet Panalpina ihren Kunden globale, integrierte, auf individuelle Bedürfnisse zugeschnittene Door-to-door Transportlösungen an. Die Panalpina-Gruppe betreibt ein globales Netzwerk mit 480 eigenen Geschäftsstellen in 74 Ländern. In weiteren 62 Ländern kooperiert Panalpina mit Agenten. Panalpina beschäftigt weltweit 12'000 Mitarbeiterinnen und Mitarbeiter.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61-226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Daniel Heck
03/07/2004 06:35 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, andrew@dayasiapac.com, us.staff/Day, uk.staff/Day
cc:
Subject: Press Release on Monday, March 8

This press release will be put out on Monday, March 8.

Daniel

Day and Sun Microsystems Collaborate at AIIM Expo 2004

Day to Deliver Content Management Solutions on the Sun Java Enterprise System Platform

Basel, Switzerland and New York – March 8, 2004 – Day, a leading provider of global content management software, today unveiled plans to package and market enterprise content management solutions on the Sun Microsystems platform. By leveraging the Sun platform, Day will enable companies to implement a more unified web strategy on a scalable and secure internet environment. The offering unites Day's Communiqué, a global content management framework, with the Sun Java Enterprise System component products, the Java System Portal server and the Java System Application server.

Communiqué's content-centric, Java-based technology turns the content infrastructure of an entire organization into a virtual repository, bringing together content from any application, regardless of location, language or platform, and delivers it securely over multiple channels to any device, any time, and any where through the Java System Portal server and Java System Application server.

Day is participating in the Sun Solution Center (booth number 1959) at the AIIMexpo Conference and Exposition 2004 where Sun will be featuring Content Infrastructure Systems including Sun StorEdge Information Lifecycle Management Solutions, Sun Enterprise class servers and Sun Java Enterprise System software system and joint customer references.

"As a longstanding supporter of Java technologies, J2EE and the Sun platform, working more closely with Sun is a natural extension, enabling both companies to help customers tackle content complexity in the enterprise," said Michael Moppert, Chairman and CEO of Day. "By combining Sun's proven enterprise platform with Day's content infrastructure, we will enable customers to unify and manage their digital content and business information with a best in class content management solution leveraging existing investments in people and technology that will scale to meet future needs."

"The Java System Portal server and Java System Application server provide best in class content presentation and delivery to Day's Communiqué content management solution," said Manish Bhuptani, Director Market Development. "The Java Enterprise System has revolutionized the enterprise software market by providing our customers an easy to deploy, fully integrated software system at a very low cost and accelerated delivery. Our engagements with Day can now bring a fully integrated, end-to-end content management and delivery system quickly and securely, and at a very acceptable cost."

"By extending our product support for the Sun Java System our joint customers, most of which are large, multi-national companies with complex business requirements, have access to the most innovative technologies for managing their entire content infrastructure," continued Moppert.

Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen, a majority of whom run on the Sun platform.

Day und Sun gemeinsam auf der AIIM Expo 2004

Day kündigt Content-Management-Lösungen auf der Sun Java-Enterprise-System-Plattform an

Basel/New York, 8. März 2004 – Day, Anbieter von Global-Content-Management-Software, kündigte heute die Vermarktung von Enterprise-Content-Management-Lösungen auf Basis der Sun-Plattform an. Damit ermöglicht Day Unternehmen, eine vereinheitlichte Web-Strategie in einer skalierbaren und sicheren Internet-Umgebung zu implementieren. Das Angebot verbindet Day's Communiqué mit Sun's Java-Enterprise-System-Komponentenprodukten, dem Java System Portal Server und dem Java System Application Server.

Communiqué's Java-basierte Technologie verwandelt die Content-Quellen eines Unternehmens in ein virtuelles Repository, durch das der Content aus allen Systemen zu einem homogenen Ganzen zusammengeführt wird. Sämtlicher Content wird dann über den Java System Portal Server und den Java System Application Server sicher über verschiedenste Ausgabekanäle jedem Gerät jederzeit und überall zur Verfügung gestellt.

Day nimmt im Sun Solution Center (Stand-Nr. 1959) auf der AIIMexpo Conference and Exhibition 2004 in New York teil, wo Sun Content-Infrastructure-Systeme – z.B. Sun StorEdge-Information-Lifecycle-Management-Lösungen, Sun Enterprise Class Server oder das Sun Java-Enterprise-System-Softwaresystem - und gemeinsame Kundenreferenzen präsentieren wird.

„Der Java System Portal Server und der Java System Application Server bieten erstklassige Präsentations- und Publikationsmöglichkeiten von Content für Day's Content-Management-Lösung", erklärt Manish Bhuptani, Director Market Development bei Sun. „Das Java Enterprise System hat den Enterprise-Softwaremarkt revolutioniert, indem es unseren Kunden ein einfach einzusetzendes, vollintegriertes Softwaresystem zu niedrigen Kosten und mit schnellerer Verfügbarkeit bereitstellt. Unser Engagement mit Day bietet jetzt ein vollintegriertes End-to-End-Content-Management- und Publikationssystem, das schnell und sicher ist; und dies zu akzeptablen Kosten."

„Aufgrund unserer langjährigen Erfahrung mit Java-Technologien, J2EE sowie der Sun-Plattform ist eine engere Zusammenarbeit mit Sun naheliegend. Dadurch können beide Unternehmen Kunden bei der Lösung komplexer Content-Probleme helfen", so Michael Moppert, CEO von Day. *„Durch die Kombination von Sun's Enterprise-Plattform mit Day's* Content-Infrastruktursoftware ermöglichen wir Kunden die Vereinheitlichung und das Management sämtlicher digitaler Inhalte mit einer exzellenten Content-Management-Lösung. Diese nutzt bereits getätigte Investitionen in Mensch und

Technologie und ist ausbaufähig für zukünftige Bedürfnisse. Durch den Ausbau unserer Produktunterstützung für das Sun Java System erhalten unsere gemeinsamen Kunden - zumeist grosse, multinationale Unternehmen mit komplexen Anforderungen - innovative Technologien für das Management ihrer gesamten Content-Infrastruktur."

Zu Day's Kunden gehören weltweit führende Unternehmen wie beispielsweise Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS oder Volkswagen, von denen eine Vielzahl die Sun-Plattform im Einsatz hat.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Daniel Heck
03/03/2004 03:13 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, andrew@dayasiapac.com, us.staff/Day, uk.staff/Day
cc:
Subject: Press Release on Thursday, March 4

This press release will be put out on Thursday, March 4.

Internal contact: Matthias Müller - matthias.mueller@day.com

Daniel

Audi Employee Portal Live Using Day Software

Day Extends Management of Portal Content to More Than 45,000 Employees

March 4, 2004 – Day, a leading provider of global content management software, today announced that the new employee portal "Audi mynet" for Audi is now live using Day's Communiqué. Day integration partner GFT Technologies AG has implemented the portal using Day's software Communiqué and IBM portal server technology Websphere Portal Server.

Over 45,000 employees in Germany now have a user-friendly interface that allows them easy internal access to about 80 applications. The portal will greatly improve efficiency and quality of work by supporting analysis, decisions and working processes. The new environment allows even inexperienced users to autonomously contribute complex content. Furthermore, the user-friendly design significantly reduces the cost of updating content. The next phase of the portal rollout will involve advanced personalization capabilities.

Audi Mitarbeiter-Portal basiert auf Day-Software

4. März 2004 - Day, Anbieter von Global-Content-Management-Software, teilte heute mit, dass sein Implementationspartner GFT Technologies AG auf Basis der Day-Software „Communiqué" und der Portal-Server-Technologie „Websphere Portal Server" von IBM für Audi ein neues Mitarbeiter-Portal „Audi mynet" realisiert hat. Dieses bietet rund 45.000 Beschäftigten in Deutschland über eine benutzerfreundliche Oberfläche einen einfachen, internen Zugriff auf etwa 80 Applikationen. Dadurch werden Analyse-, Entscheidungs- und Arbeitsprozesse unterstützt und deren Effizienz und Qualität gesteigert. Die implementierte Autorenumgebung ermöglicht auch ungeübten Autoren das selbständige Einpflegen von komplexen Inhalten. Damit können die Kosten für die inhaltliche Pflege deutlich reduziert werden. Im nächsten Schritt wird das Portal personalisiert.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)

Day

Media information

Day Reports Fourth Quarter and Fiscal Year 2003 Financial Results

Company Profitable on Increasing Revenues

Basel, Switzerland – February 25, 2004 – Day Software Holding AG (SWX: DAYN), a leading provider of global content management software, today announced financial results for the quarter ending December 31, 2003 and for the fiscal year 2003. Total revenue for the fourth quarter was CHF 4.9 million, compared with revenue of CHF 4.2 million for the fourth quarter of 2002 and CHF 3.6 million for the third quarter ended September 30, 2003, a 36 percent sequential increase. License revenue for the fourth quarter of 2003 totaled CHF 3.0 million, representing 61 percent of total revenue and a 69 percent increase in license revenue over the same period last year.

For the second consecutive quarter, Day achieved positive earnings before interest, taxes, depreciation and amortization (EBITDA). The company is cash flow positive with a balance CHF 5.3 million for the fourth quarter; a 47 percent increase from the previous quarter. Net income for the quarter was CHF 227,000 or 0.20 per share. The operation loss for the year was CHF 4.2 million and the net loss for the year was CHF 4.0 million or 3.52 per share.

"Day had an excellent fourth quarter and achieved another major financial milestone – we delivered net income and are cash flow positive," said Michael Moppert, CEO and Chairman of Day. "Our results continued to trend positively in all areas, including significant increases in license revenue and gross profit, net new blue chip customer wins and a growing market share."

"We have strong momentum heading into 2004 and are committed to continued organic revenue growth and profitability," continued Moppert. "Based on the excellent acceptance of our flagship product Communiqué by our blue chip customer base, a full product pipeline and the general recovery of the tech sector we are very optimistic about the market opportunities for our products in 2004.

Day

RECEIVED
2004 DEC -6 P 3: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q4 2003 Highlights

Financial Performance.

- Increasing Revenues
  - 36% Total Revenue increase over previous quarter
  - 69% License Revenue increase over previous year

- Increasing Cash Balance
  - Over CHF 1.7M in positive cash flow for the quarter

- Increased Gross Profit Margin

- Profitable
  - First Net Income since going public in April 2000

Industry Leadership. Day leveraged its first Global Content Management Summit in Zurich, Switzerland, October 21-23, where executives from leading companies around the world, such as Audi, McDonald's, DaimlerChrysler, Shimano and TNT, gathered to share best practices about managing enterprise content on a global scale.

Customer Support. New customers added in the fourth quarter include global leaders such as Best Western International and Formica. Many existing customers also made additional investments in Day software during the quarter, including DaimlerChrysler, Panalpina, Braun, AWD and Shimano.

Partners. Day strengthened its network with strategic partners, including formalizing a joint cooperation agreement with IBM and extending to a premier partnership with Acquity Group.

Conference call / webcast on February 25, 2004 at 5 p.m. Central European Time

Day will announce complete details of its fourth quarter and fiscal year financial results with a conference call and webcast on February 25, 2004 at 5 p.m. Central European Time (4 p.m. GMT). The webcast may be accessed on the investor relations section of Day's website http://www.day.com. Participants who wish to join the conference via phone can dial the following numbers:

The call-in numbers are:

International: +49 (0) 69 589 990 571

From Germany: 0800 22 88 353

International Toll-Free: +800 363 384 64

A replay of the phone conference will be available approximately 2 hours after the end of the event under the following phone number and access code:

International: +49 (0) 69 589 990 568

Access Code: 132354#

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

Forward-looking Statements

This news release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the company's stock, and the company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel
Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail daniel.heck@day.com

The English text of this press release represents the binding version.

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands CHF, except share information)
(unaudited)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	5,344	8,999
Accounts receivable, net	6,324	4,787
Unbilled receivables	102	300
Other receivables	72	103
Prepaid expenses	214	839
Total current assets	**12,056**	**15,028**
Non-current assets		
Property and equipment, net	1,663	3,371
Goodwill and intangible assets, net	4,698	4,884
Other assets	356	646
Total non-current assets	**6,717**	**8,901**
TOTAL ASSETS	**18,773**	**23,929**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	268	580
Deferred revenues	3,098	2,963
Other current liabilities	583	316
Accrued liabilities	2,213	3,812
Total current liabilities	**6,162**	**7,671**
Commitments and contingencies		
Shareholders' equity		
Share capital, CHF 10.00 par value 2,241,617 shares total, 1,125,310 shares issued and outstanding	11,253	11,223
Treasury shares	(1,074)	(1,074)
Capital reserves	138,170	137,774
Accumulated deficit	(135,139)	(131,188)
Accumulated other comprehensive loss	(599)	(477)
Total shareholders' equity	**12,611**	**16,258**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**18,773**	**23,929**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share information)
(unaudited)

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues:				
Software licenses	2,996	1,776	7,886	6,026
Services	1,891	2,393	6,844	8,705
Total revenues	**4,887**	**4,169**	**14,730**	**14,731**
Cost of revenues:				
Software licenses	5	2	12	99
Services	979	1,700	5,058	10,130
Total cost of revenues	**984**	**1,702**	**5,070**	**10,229**
Gross profit	**3,903**	**2,467**	**9,660**	**4,502**
Operating expenses:				
Research and development	556	909	2,653	5,455
Sales and marketing	2,063	2,870	7,803	17,416
General and administrative	779	1,052	3,057	7,412
Amortisation of intangible assets	47	294	187	2,661
Stock-based compensation	325	7	345	72
Restructuring charges	-	277	(180)	2,878
Income (Loss) from operations	**133**	**(2,942)**	**(4,205)**	**(31,392)**
Interest income	6	35	41	581
Interest expense	-	(12)	(5)	(151)
Foreign exchange gain (loss)	36	(283)	(16)	(2,513)
Other income	125	98	298	86
Income (Loss) before income taxes	**300**	**(3,104)**	**(3,887)**	**(33,389)**
Provision for income taxes	(73)	-	(64)	(18)
Net income (loss)	**227**	**(3,104)**	**(3,951)**	**(33,407)**
Other comprehensive loss	(84)	(125)	(122)	(594)
Comprehensive income (loss)	**143**	**(3,229)**	**(4,073)**	**(34,001)**
Basic earnings (loss) per share	**0.20**	**(2.77)**	**(3.52)**	**(29.77)**
Dilutive earnings (loss) per share	**0.19**	**(2.77)**	**(3.52)**	**(29.77)**
Shares used in computing basic earnings (loss) per share	**1,124,683**	**1,122,263**	**1,122,868**	**1,122,263**
Shares used in computing dilutive earnings (loss) per share	**1,175,069**	**1,122,263**	**1,122,868**	**1,122,263**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands CHF)
(unaudited)

	Year Ended December 31, 2003	2002
Net loss	(3,951)	(33,407)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation of fixed assets	1,492	1,968
Loss on fixed asset dispositions	189	69
Amortisation of intangible assets	187	2,661
Net foreign currency exchange losses	28	2,445
Stock-based compensation	392	118
Changes in operating assets and liabilities:		
Accounts receivable	(1,621)	619
Unbilled receivables	199	510
Prepaid expenses and other current assets	640	112
Accounts payable	(317)	(1,561)
Deferred revenues	233	1,497
Accrued liabilities	(1,319)	(4,394)
Other liabilities	265	(34)
Net cash used in operating activities	**(3,583)**	**(29,397)**
Cash flows from investing activities:		
Purchases of equipment	(48)	(726)
Proceeds from sale of equipment	41	36
Cash restricted for acquisition of MarketingNet Ltd.	-	17,492
Other assets	29	71
Net cash provided by investing activities	**22**	**16,873**
Cash flows from financing activities:		
Proceeds from stock option exercises	34	-
Payment on notes payable	-	(17,492)
Net cash provided by (used) in financing activities	34	(17,492)
Net decrease in cash and cash equivalents	**(3,527)**	**(30,016)**
Foreign currency adjustment on cash	(128)	(3,019)
Cash and cash equivalents at beginning of period	8,999	42,034
Cash and cash equivalents at end of period	**5,344**	**8,999**

Day

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Capital	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Reserves	Deficit	Income (Loss)	Equity
Balances, January 1, 2002	**1,122,263**	**11,223**	**(1,074)**	**137,656**	**(97,781)**	**117**	**50,141**
Stock-based compensation	-	-	-	118	-	-	118
Net loss	-	-	-	-	(33,407)	-	(33,407)
Foreign currency translation	-	-	-	-	-	(594)	(594)
Balances, December 31, 2002	**1,122,263**	**11,223**	**(1,074)**	**137,774**	**(131,188)**	**(477)**	**16,258**
Stock-based compensation	-	-	-	392	-	-	392
Stock options exercised	3,047	30	-	4	-	-	34
Net loss	-	-	-	-	(3,951)	-	(3,951)
Foreign currency translation	-	-	-	-	-	(122)	(122)
Balances, December 31, 2003	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**

Daniel Heck
02/09/2004 04:54 AM

To: louise@marketingnet.com, ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, andrew@dayasiapac.com, us.staff/Day, uk.staff/Day
cc:
Subject: Press Release on Tuesday, February 10, 2004

This press release will be put out on Tuesday, February 10, 2004.

Internal contact: Angelo Buscemi, angelo.buscemi@day.com

Daniel

Federal Department of Justice and Police Relies on Day

Communiqué Serves as New Content Management Standard

Day, a leading provider of global content management software, today announced that Switzerland's Federal Department of Justice and Police (FDJP) has selected Day's technology Communiqué as the new standard for all web initiatives within the entire department. The projects will be supported and implemented by Day's system integration partner New Impact.

The FDJP intends to replace the historically grown, heterogeneous content management system landscape with one single and comprehensive content management software platform. Day's solution will unify all web properties and will deliver real efficiencies and cost savings to the entire department.

The university of St. Gallen was charged by the FDJP, based on an analysis of the requirements to create and give an expert recommendation on a vendor. Three content management systems were evaluated and Day's Communiqué was selected because it meets the requirements in the most optimal way.

In addition to Day's success with several content management initiatives in the public sector, other decisive criteria for selecting Day were low total cost of ownership, the scalability and openness of Day's technology, what protects existing and all future investments. Multilingual interfaces, user-friendliness and comprehensive out-of-the-box functionalities were also key to the selection.

"Day's Communiqué offers the most mature and easiest to implement software solution," said Matthias Thomer, Project Manager at FDJP. "With Day's technology, we will be able to achieve huge synergies across the entire department."

Eidgenössisches Justiz- und Polizeidepartement vertraut auf Day

Communiqué wird neuer Content-Management-Standard

Day, Anbieter von Global-Content-Management-Software, gab heute bekannt, dass sich das Eidgenössische Justiz- und Polizeidepartement (EJPD) für Day entschieden hat und die

Technologie „Communiqué" standardmässig für sämtliche Web-Initiativen innerhalb des gesamten Departements einsetzen wird. Die Projekte werden mit Unterstützung des Day-Partners New Impact implementiert.

Das EJPD beabsichtigt, die historisch gewachsene, heterogene Systemlandschaft im Bereich Content Management durch eine einzige umfassende Content-Management-Softwareplattform zu ersetzen. Sämtliche Web-Ressourcen werden zusammengeführt und vereinheitlicht, wodurch sich erhebliche Effizienzsteigerungen und Kosteneinsparungen innerhalb des gesamten Departements erzielen lassen.

Die Universität St. Gallen wurde vom EJPD mit dem Auftrag betraut, basierend auf einer Bedarfsanalyse ein Empfehlungsgutachten zu erstellen. Aus drei evaluierten Content-Management-Systemen erfüllte Day's Technologie Communiqué die Anforderungen am optimalsten.

Neben den zahlreichen Referenzprojekten im öffentlichen Sektor waren weitere ausschlaggebende Faktoren für die Entscheidung zugunsten Day's die niedrigen Gesamtkosten sowie die Skalierbarkeit und Offenheit der Day-Technologie, die eine hohe Investitions- und Zukunftssicherheit gewährleisten. Wichtige Kriterien waren zudem Mehrsprachenunterstützung, Benutzerfreundlichkeit und die umfangreichen Out-of-the-box-Funktionalitäten.

„Day's Communiqué stellt für uns die technologisch ausgereifteste Softwarelösung dar, die darüber hinaus noch einfach und schnell implementierbar ist. Mit Hilfe der Day-Technologie werden wir enorme Synergien im Departement herstellen können", so Matthias Thomer, Projektleiter beim EJPD.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Daniel Heck
01/26/2004 02:11 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, andrew@dayasiapac.com, uk.staff/Day, us.staff/Day, louise@marketingnet.com
cc:
Subject: Press Release on Tuesday, January 27, 2004

This press release will be put out on Tuesday, January 27, 2004

Internal contact: chris.stark@day.com

Daniel

Formica Corporation Covers the World with Day

The Global Leader in Surfacing Materials Selects Day to be the Foundation for its Global Content Initiative

January 27, 2004 – Day, a leading provider of global content management software, today announced that Formica Corporation has selected Day's Communiqué to power the worldwide website in addition to their sales intranet and partner extranet. Formica, one of the world's leading manufacturers of high pressure laminate, solid surfacing and other decorative surfacing products operates in North America, Europe, and Asia. Day was selected after an extensive evaluation of many of the leading competitors in the field primarily for the software's open architecture and ease of implementation.

Formica, one of the most recognized brands in the world, chose Day's content management solution to provide its sales team, customers and partners with current product information while allowing for a regional focus. In addition, Day's streamlined system preserves Formica's coveted brand and improves the effectiveness and timeliness of getting products to market. Day's software provides the content management framework with an open J2EE architecture, flexibility and scalability that Formica needed for its immediate needs and its future growth plans.

"Day's product footprint offered us a comprehensive content management solution, providing us with portal functionality, digital asset management and enterprise content management in one standards based solution," said Jim Lockwood, Content Management Project Manager.

Day's solution offered a low total cost of ownership and ease of implementation. Communiqué's ease of use requires little user training and creates rapid adoption by the user community, which are huge benefits. "Formica will work with Day on an in-house implementation and we expect huge cost savings from a quick implementation," Lockwood added.

Formica wählt Day für globale Content-Initiative

27. Januar 2004 – Day, Anbieter von Global-Content-Management-Software, gab heute bekannt, dass die Formica Corporation, einer der weltweit führenden Hersteller von Hochdruck-Laminaten, massiven Oberflächenmaterialien und anderen Dekor-Oberflächenprodukten, auf Basis der Day-Software „Communiqué" eine neue globale Website sowie ein Sales-Intranet und Partner-Extranet realisiert.. Die in Nordamerika, Europa und Asien tätige Formica entschied sich nach einem intensiven Evaluationsverfahren insbesondere aufgrund der offenen Architektur und der einfachen Implementierbarkeit für die Day-Software.

Ein zentrales Kriterium für die Entscheidung für Day war zudem die Tatsache, dass Day's Content-Management-Lösung es ermöglicht, Kunden, Partnern und dem eigenen Vertrieb aktuelle Produktinformationen zur Verfügung zu stellen und dabei gleichzeitig eine länderspezifische bzw. regionale Prägung gestattet. Darüber hinaus gewährleistet Day's System den Schutz der angesehenen Marke Formica und erhöht die Effektivität und Geschwindigkeit bei der Markteinführung von neuen Produkten. Die offene J2EE-Architektur, Flexibilität und Skalierbarkeit der Day-Software schafft die Content-Management-Infrastruktur, die Formica zur Erfüllung aktueller Bedürfnisse und Verwirklichung von Wachstumsplänen benötigt.

„Day's Produkt bietet uns eine umfassende Content-Management-Lösung, die Portal-Funktionalität, Digital-Asset-Management und Enterprise-Content- Management in einem standardbasierten System bereitstellt", so Jim Lockwood, Content Management Project Manager bei Formica.

Day's Software sorgt für niedrige Total Cost of Ownership und ist einfach zu implementieren. Communiqué's Benutzerfreundlichkeit bedeutet wenig Anwendertraining und verhilft zu einer schnellen Akzeptanz innerhalb der Nutzergruppe. „Formica wird Day selbständig implementieren und wir erwarten enorme Kosteneinsparungen durch eine schnelle Implementation", fügt Lockwood hinzu.

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6

Daniel Heck
01/20/2004 01:39 AM

To: ch.staff/Day, de.staff/Day, Guntmar Kerbl/Day@Day, andrew@dayasiapac.com, us.staff/Day, uk.staff/Day, santi@marketstreetgrp.com, louise@marketingnet.com
cc:
Subject: Press Release on Wednesday, January 21, 2004

This press release will be put out on Wednesday, January 21, 2004.

Internal contact: Robert Bredlau, robert.bredlau@day.com

Daniel

Day and IBM Form Cooperation

January 21, 2004 – Day, a leading provider of global content management software, and IBM Germany have formed a cooperation for the German, Austrian, and Swiss markets. This cooperation will bring together a complementary offering of Day's innovative software and IBM's world class consulting and integration services to assist leading organizations with their e-business and content management initiatives.

After the joint successful realization on a technological level of several projects especially in the automotive area, the parties agreed to intensify their cooperation. The IBM service unit Business Consulting Services will establish industry specific e-business applications. Furthermore, the cooperation respectively the comprehensive solution portfolio will be accompanied by joint marketing activities.

"IBM is delighted to have Day as one of its content management software cooperation partners," said Rudolf Perner, Strategy & Marketing Alliance Manager at IBM. „As Day and IBM software products complement one another ideally, this cooperation will reduce the time needed for a project implementation significantly."

Robert Bredlau, Head of Business Development at Day: "This cooperation is another convincing validation for the strength of our innovative and mature technology. The combination of highly advanced technologies and a consultancy organization which is very experienced in complex e-business installations is certain to bring about new and ambitious customer projects."

Day und IBM vereinbaren Kooperation

21. Januar 2004 - Day, Anbieter von Global-Content-Management-Software, und IBM Deutschland haben eine Kooperationsvereinbarung für Deutschland, Österreich und die Schweiz geschlossen. Auf Basis der jeweiligen komplementären Leistungen arbeiten die beiden Unternehmen jetzt im Bereich Systemintegration von E-Business-Projekten - mit dem Schwerpunkt Enterprise- Content-Management – zusammen, um die stetig wachsenden Kundenanforderungen besser adressieren und erfüllen zu können.

Nachdem zuletzt bereits auf technologischer Ebene mehrere Projekte insbesondere im Automobilsektor gemeinsam erfolgreich umgesetzt wurden, entschlossen sich die Parteien ihre Zusammenarbeit zu intensivieren. Die IBM Serviceeinheit Business Consulting Services

wird entsprechende Beratungs- und Integrations-Services für industriespezifische E-Business-Anwendungen etablieren. Des Weiteren wird die Kooperation respektive das umfassende Lösungsportfolio von gemeinsamen Marketingaktivitäten begleitet.

„IBM freut sich, Day zu seinen Content-Management-Software-Kooperationspartnern zu zählen", so Rudolf Perner, Strategy & Marketing Alliance Manager bei IBM. „Da sich Day- und IBM-Softwareprodukte ideal ergänzen, wird durch diese Zusammenarbeit der Zeitaufwand für eine Projektimplementierung deutlich verringert."

Robert Bredlau, Head of Business Development bei Day: „Diese Kooperation ist ein weiterer überzeugender Beweis für die Leistungsstärke unserer innovativen und ausgereiften Technologie. Die Kombination von hoch modernen Technologien und einer in komplexen E-Business-Installationen erfahrenen Beratungsorganisation verspricht neue ehrgeizige Kundenprojekte nach sich zu ziehen."

Daniel Heck
Director of Corporate Communications
mailto:daniel.heck@day.com

Germany
T +49 89 49 059 - 252
T +49 160 71 55 923 (mobile)
F +49 89 49 059 - 599

Day Software GmbH
Rosenheimer Str. 143d
D-81671 München

Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97

Day Software AG
Barfüsserplatz 6
CH-4001 Basel

http://www.day.com/

Day Software Holding AG
Press Releases from January 1, 2003 to December 31, 2003

RECEIVED
2004 DEC -6 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Title	Date
AWD Germany Selects Day	December 10, 2003
gedas delivers on web initiatives with Day Software	November 20, 2003
Day Announces Third Quarter Results	November 12, 2003
Day Announces Strong Preliminary Third Quarter Results	November 4, 2003
Mercedes-Benz Brand Portal Powered by Day Technology	September 23, 2003
Volkswagen Launches New HR Portal with Day Software	September 10, 2003
Day and Cobalt Group Sign Reseller Agreement	September 2, 2003
Day Announces First Half 2003 Results	August 13, 2003
Deutsche Post World Net Picks Day's Communiqué	July 30, 2003
DaimlerChrysler Selects Day	July 9, 2003
French La Poste Group Selects Day	June 24, 2003
Day CTO to Speak at JavaOne 2003	June 9, 2003
Day Announces First Quarter Results	May 14, 2003
Volkswagen Group Selects Day	May 9, 2003
Day Powers APA Organization Suite	April 29, 2003
Day Provides Technology for Kiosks System	April 24, 2003
Day Creates New Content Infrastructure for RTC	April 15, 2003
Day Joins Sun iFORCE Content Network	April 8, 2003
Day Integrates with BEA WebLogic Portal	April 8, 2003
Day Provides Portal Technology for GVB	March 25, 2003
Day's Portal Technology for Venice Local Authority	March 6, 2003
City of Zurich chooses Communiqué	February 25, 2003
Day Provides Internet Solution for QinetiQ	February 13, 2003
Day On Track to Announce Strong Results	February 4, 2003
Shimano Shifts to Day for Global Web Strategy	January 30, 2003

Day

AWD Germany Selects Day

Irvine, CA and Basel, Switzerland – December 10, 2003 – Day, a leading provider of global content management software, today announced that AWD, Europe's leading independent provider of financial services, has selected Day's Communiqué as its strategic content management platform. Day's technology will be the basis for all future web initiatives. The first phase of the project will be to create an expanded Internet presence, which will be followed by new Intranet and Extranet initiatives.

"The goal of AWD Germany is to extend its web offering to better serve its target groups. After comparing Day's Communiqué to other content management systems, we found that Day offered the most mature software solution, and has the most extensive out-of-the-box capabilities. In addition, the ease of use and ease of implementation of Day's product were decisive factors," said Karsten Mitzinnek, Director E-Business Management at AWD.

About AWD (www.awd.de)

AWD, founded in 1988, is Europe's leading independent provider of financial services and headquartered in Hanover, Germany. The company has around 1,150,000 regular customers and 4,800 fully trained economic advisors. AWD advises private persons of the middle and higher income sectors on income assurance, asset build-up by investments in the property area, and in security and provision in Germany, Austria, Switzerland, the United Kingdom and Central and South East Europe. For this purpose, more than 4,500 products and services from around 300 banks, insurers, funds companies and building societies are brokered. According to its results in 2002 AWD achieved sales revenues of 463.3 million Euro.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Irvine, CA and Basel, Switzerland - November 20, 2003 – Day, a leading provider of global content management software, today announced that gedas AG, IT subsidiary of the Volkswagen Group, employs Day's Communiqué as a corporate-wide content management platform. gedas selected Day's Communiqué to design and launch a series of new Internet, Intranet and Extranet initiatives. The first project phase will focus on gedas' corporate and country web sites.

"In addition to providing a powerful content infrastructure, Communiqué will provide content editors and web site administrators with an easy to use tool that provides up-to-date content to a large number of international web sites, enabling them to easily maintain a consistent global brand," said Karim Khan, Project Manager at gedas.

About gedas (www.gedas.com)

Backed by a powerful network of international teams, the global information technology service provider gedas develops, implements and operates individual IT solutions that serve to create value-adding potential for its customers' companies. gedas' unique brand of full-service solutions and its strong business process expertise have allowed the company to assume a leading position in the automotive and manufacturing industries and in the field of logistics processes. The wholly-owned subsidiary of the Volkswagen Group has a history of success in the information technology market that spans some 20 years. The Berlin-based gedas Group operates from over 50 locations in 13 different countries. With a workforce of approximately 5,000 employees, gedas achieved global revenues totaling EUR 619 million in the year 2002 - 80 % of which were generated in the world's main automotive production centers.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85

T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

Day

Media information

DAY ANNOUNCES THIRD QUARTER 2003 FINANCIAL RESULTS

Company Achieves Break Even on Increasing Revenues

Basel, Switzerland - November 12, 2003 – Day Software Holding AG, a leading provider of global content management software, today reported financial results for the third quarter ended September 30, 2003.

Third Quarter 2003:

- **Revenue increased: +33% (quarter over quarter)**
- **License revenue increased: +20% (year over year)**
- **Net loss decreased: -92% (year over year)**
- **Positive EBITDA**
- **Day intensifies cooperation with global industry leaders: Successful Global Content Management Summit with blue chip customers such as McDonald's, DaimlerChrysler, Volkswagen, Audi, Shimano, TNT or public sector's organizations in Zurich, Switzerland**
- **New customers added include global leaders such as Economic Development Board of Singapore and Volkswagen Asia**

Total revenue for the third quarter was CHF 3.6 million, compared with revenue of CHF 3.7 million for the third quarter of 2002 and CHF 2.7 million for the second quarter ended June 30, 2003, a 33 percent sequential increase. License revenue for the third quarter of 2003 totaled CHF 1.8 million, representing 50 percent of total revenue and a 20 percent increase in license revenue over the same period last year.

The net loss for the third quarter of 2003 was CHF 0.4 million, a 92 percent decrease compared to the loss of CHF 5.1 million in the third quarter of 2002 and an 81 percent decrease compared to a loss of CHF 2.1 million in the second quarter of 2003. The basic and diluted loss per share for the third quarter of 2003 was CHF 0.33 per share, compared to a loss of CHF 4.55 per share for the third quarter of 2002 and CHF 1.9 per share for the second quarter of 2003.

Despite the overall net loss in the third quarter, when adjusting for non-cash item such as depreciation and amortization expense, Day delivered its first positive earnings before interest, taxes, depreciation and amortization (EBITDA) since going public in April 2000.

"By reaching the break even point this quarter, Day achieved a major financial objective. Our third quarter results continued to trend positively, including significant increases in license revenue and gross profit, and major decreases in operating expenses and loss from operations. Continued organic revenue growth and profitability remain our primary focus for the remainder of the year and for 2004," said Michael Moppert, Chairman and CEO of Day.

"Our mission to provide Global Content Management software that successfully supports leading blue chip customers in their continued worldwide rollout of Web-based systems is paying off," continued Moppert. "The discussions we had with global leaders, such as McDonald's, DaimlerChrysler and Volkswagen, during our recent Global Content Management Summit in Zurich, Switzerland validated this strategy. Our customers are pleased by the flexibility, scalability, ease of use and substantial return on investment that our flagship product Communiqué provides. We have received strong encouragement and highly valuable input for future product development and we believe that the current momentum of the company, the continued recovery of the technology market and the support of our leading customers give us a solid platform for a successful 2004."

For the nine-month period ended September 30, 2003, total revenue was CHF 9.8 million, compared to CHF 10.6 million for the nine months ended September 30, 2002. License revenues for the nine months ended September 30, 2003 increased 14 percent to CHF 4.9 million, as compared CHF 4.3 million for the nine months ended September 30, 2002. The net loss for the nine months ended September 30, 2003 decreased 86 percent to CHF 4.2 million, compared to CHF 30.3 million for the nine months ended September 30, 2002. Basic and diluted loss per share for the nine months ended September 30, 2003 was CHF 3.72 per share, compared to CHF 27.00 per share for the nine months ended September 30, 2002.

Webcast on November 12, 2003 at 5 p.m. Central European Time

Day will announce complete details of its third quarter financial results with a conference call and webcast on November 12, 2003 at 5 p.m. Central European Time (4 p.m. GMT). The webcast may be accessed on the investor relations section of Day's website: http://www.day.com. Participants who wish to join the conference via phone can dial the following numbers:

The call-in numbers are:

International: +49 (0) 69 58 99 90 571

From Germany: 0800 22 88 353

RECEIVED

2004 DEC -6 P 3:23

OFFICE OF INTERNATIONAL

International Toll-Free: +800 363 384 64

A replay of the phone conference will be available approximately 2 hours after the end of the event under the following phone number and access code:

International: +49 (0) 69 58 99 90 568

Access Code: 132189#

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.
Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

Forward-looking Statements

This news release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the company's stock, and the company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel
Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail daniel.heck@day.com

The English text of this press release represents the binding version.

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands CHF, except share information)
(unaudited)

	September 30, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	3,635	8,999
Accounts receivable, net	4,577	4,787
Unbilled receivables	214	300
Other receivables	236	103
Prepaid expenses	566	839
Total current assets	**9,228**	**15,028**
Non-current assets		
Property and equipment, net	2,104	3,371
Goodwill and intangible assets, net	4,744	4,884
Other assets	383	646
Total non-current assets	**7,231**	**8,901**
TOTAL ASSETS	**16,459**	**23,929**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	362	580
Deferred revenues	1,568	2,963
Other current liabilities	238	316
Accrued liabilities	2,194	3,812
Total current liabilities	**4,362**	**7,671**
Commitments and contingencies		
Shareholders' equity		
Share capital, CHF 10.00 par value 2,241,617 shares total, 1,122,263 shares issued and outstanding	11,223	11,223
Treasury shares	(1,074)	(1,074)
Capital reserves	137,829	137,774
Accumulated deficit	(135,366)	(131,188)
Accumulated other comprehensive loss	(515)	(477)
Total shareholders' equity	**12,097**	**16,258**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**16,459**	**23,929**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share information)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Revenues:				
Software licenses	1,825	1,544	4,890	4,250
Services	1,760	2,136	4,953	6,312
Total revenues	**3,585**	**3,680**	**9,843**	**10,562**
Cost of revenues:				
Software licenses		2	7	97
Services	1,016	2,165	4,079	8,430
Total cost of revenues	**1,016**	**2,167**	**4,086**	**8,527**
Gross profit	**2,569**	**1,513**	**5,757**	**2,035**
Operating expenses:				
Research and development	514	1,170	2,097	4,546
Sales and marketing	1,666	3,228	5,740	14,546
General and administrative	713	1,463	2,278	6,360
Amortisation of intangible assets	47	789	140	2,367
Stock-based compensation	7	7	20	65
Restructuring charges	(62)	(42)	(180)	2,601
Loss from operations	**(316)**	**(5,102)**	**(4,338)**	**(28,450)**
Interest income	5	47	35	546
Interest expense		(1)	(5)	(139)
Foreign exchange loss	(25)	(44)	(52)	(2,230)
Other income (expense)	(36)	(1)	173	(12)
Loss before income taxes	**(372)**	**(5,101)**	**(4,187)**	**(30,285)**
Provision for income taxes		(8)	9	(18)
Net loss	**(372)**	**(5,109)**	**(4,178)**	**(30,303)**
Other comprehensive loss	(30)	(33)	(38)	(469)
Comprehensive loss	**(402)**	**(5,142)**	**(4,216)**	**(30,772)**
Basic and diluted loss per share	**(0.33)**	**(4.55)**	**(3.72)**	**(27.00)**
Shares used in computing basic and diluted loss per share	**1,122,263**	**1,122,263**	**1,122,263**	**1,122,263**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Nine Months Ended September 30, 2003	2002
Net loss	(4,178)	(30,303)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation of fixed assets	1,166	1,473
Loss on fixed asset dispositions	115	45
Amortisation of intangible assets	140	2,367
Net foreign currency exchange losses	56	1,884
Stock-based compensation	55	100
Changes in operating assets and liabilities:		
Accounts receivable	190	1,913
Unbilled receivables	86	347
Prepaid expenses and other current assets	130	(92)
Accounts payable	(218)	(1,245)
Deferred revenues	(1,358)	85
Accrued liabilities	(1,367)	(4,065)
Other liabilities	(83)	10
Net cash used in operating activities	**(5,266)**	**(27,481)**
Cash flows from investing activities:		
Purchases of equipment	(45)	(718)
Proceeds from sale of equipment	12	23
Cash restricted for acquisition of MarketingNet Ltd.		17,492
Other assets	22	27
Net cash provided by (used in) investing activities	**(11)**	**16,824**
Cash flows from financing activities:		
Payment on notes payable		(17,493)
Net cash used in financing activities	-	(17,493)
Net decrease in cash and cash equivalents	**(5,277)**	**(28,150)**
Foreign currency adjustment on cash	(87)	(2,388)
Cash and cash equivalents at beginning of period	8,999	42,034
Cash and cash equivalents at end of period	**3,635**	**11,496**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Capital	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Reserves	Deficit	Income (Loss)	Equity
Balances, January 1, 2002	1,122,263	11,223	(1,074)	137,656	(97,781)	117	50,141
Stock-based compensation	-	-	-	118	-	-	118
Net loss	-	-	-	-	(33,407)	-	(33,407)
Foreign currency translation	-	-	-	-	-	(594)	(594)
Balances, December 31, 2002	1,122,263	11,223	(1,074)	137,774	(131,188)	(477)	16,258
Stock-based compensation	-	-	-	55	-	-	55
Net loss	-	-	-	-	(4,178)	-	(4,178)
Foreign currency translation	-	-	-	-	-	(38)	(38)
Balances, September 30, 2003	1,122,263	11,223	(1,074)	137,829	(135,366)	(515)	12,097

Day

Day Announces Strong Preliminary Third Q

Content Management Provider Achieves Break Even on Increasing Revenues

Basel, Switzerland, and Irvine, CA – November 4, 2003 – Day, a leading provider of enterprise content management software, today announced preliminary financial results for the quarter ended September 30, 2003. Day expects total third quarter revenue to be approximately CHF 3.5 million, an increase of about 30% over second quarter 2003 revenue. Though the company still expects a small net loss in the third quarter, when adjusting for non-cash item such as depreciation and amortization expense, Day will deliver its first positive earnings before interest, taxes, depreciation and amortization (EBITDA) since going public in 2000.

"We have been committed to bringing Day to operational profitability for the past two years. Based on our preliminary third quarter results, we believe we are about to achieve this important goal," said Michael Moppert, CEO and Chairman of Day. "We will continue to focus on profitability and revenue growth for the remainder of 2003 and with market conditions showing slight improvement, we expect modest and profitable growth in 2004."

Webcast on November 12, 2003 at 5:00 p.m. Central European Time

Day will announce complete details of its third quarter 2003 financial results with a conference call and webcast on November 12, 2003 at 5 p.m. Central European Time (4 p.m. GMT). The webcast may be accessed on the investor relations section of Day's website: http://www.day.com. Participants who wish to join the conference via phone can dial the following numbers:

International: +49 (0) 69 58 99 90 571
From Germany: 0800 22 88 353
International Toll-Free: +800 363 384 64

About Day

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

Day

Mercedes-Benz Brand Portal Powered by

Irvine, CA and Basel, Switzerland, September 23, 2003 – Day, a leading provider of enterprise content management software, today announced that GFT Technologies AG, one of the leading technology companies for integrated e-business solutions in Europe, is revising and implementing the Mercedes-Benz online presence for using Day's software Communiqué. As a first step, the new Swedish Mercedes-Benz site has just gone online at http://www.mercedes-benz.se.

All worldwide existing Internet presences for the Mercedes-Benz brand, as well as regional Market Performance Centers (MPCs), will be developed and revised according to a new Mercedes-Benz styleguide. The new overall presence combines global uniformity for the market presence with a very high level of flexibility and cost efficiency. Using Communiqué, an initial implementation with reference content was created in German and English and made available to the Mercedes-Benz national offices in 170 countries and to almost 5,500 dealers. The national offices and dealers then can select specific content for their online presences depending on their objectives and regional preferences.

Day's Communiqué was selected for the worldwide Mercedes-Benz portal because it enables rapid deployment, high flexibility and multilingual interfaces. Another key requirement was user-friendliness. Communiqué has a highly intuitive user interface, which reduces the learning curve to a minimum for users and allows even inexperienced authors to contribute complex content autonomously. This user-friendly design significantly reduces the costs for updating content.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Escada, General Electric, Hugo Boss, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Solutions | Product | Services | Customers | Partners | About us | C

Day

Volkswagen Launches New HR Portal with

Irvine, CA and Basel, Switzerland, September 10, 2003 – Day, a leading provider of enterprise content management software, today announced that Volkswagen selected Day's Communiqué to redesign and significantly extend the functions of its human resources (HR) Internet portal. The new HR portal, which can be accessed online at www.vw-personal.de, went live on September 1 and was implemented by Day's partner Aperto AG, Berlin.

With its new portal, Europe's largest automobile manufacturer provides extensive information about its global activities in sections called "Work and Life", "Getting in and Getting Going", "Knowledge and Visions" and "Jobs and How to Apply". Users can go on a virtual test drive through the Volkswagen organization to learn about the different parts of the company - from development and production to sales and marketing. Anyone with particular interests and job requirements will also receive specialized information that is tailored to their personal profile.

The new capabilities in the HR portal enable job applicants to submit their applications to Volkswagen directly online via the new Web site. Supplemental materials in a variety of formats can also be sent with the digital job application as attachments. Since all data submitted through the HR portal is entered directly into Volkswagen's SAP HR system, applying for jobs online speeds up internal processing.

In addition to information about the Volkswagen organization, the new HR site also has links to other important Web pages connected with the surrounding environment. For example, users can find links to pages about the cultural and leisure activities available wherever Volkswagen plants are located.

More information at www.vw-personal.de

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Escada, General Electric, Hugo Boss, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85

T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day and the Cobalt Group Sign Reseller Ag

Strategic Alliance to Offer Total Solution for Automobile Dealers and Manufacturers

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Irvine, CA and Basel, Switzerland, September 2, 2003 – Day, a leading provider of enterprise content management software, and the Cobalt Group, the automotive e-business leader, today announced a new strategic alliance and have signed a value added reseller agreement to deliver e-business solutions that integrate manufacturer and dealer marketing content based on Day's Communiqué, the company's flagship content, portal and digital asset management platform and Cobalt Nitra automotive eRetail applications.

As part of the newly signed reseller agreement, Cobalt is the preferred supplier of Day products to the North American automotive marketplace. The two companies, already serve several of the world's leading automotive manufacturers like Volkswagen and DaimlerChrysler, they will work together to build on their success in delivering cost effective web applications for automobile manufacturers (OEMs) and dealerships.

"Day's unique connector technology and Cobalt Nitra will work seamlessly together to more rapidly deploy OEM content across dealer-run, consumer facing Internet applications," said John Holt, president and CEO of the Cobalt Group. "Together Day and Cobalt will help strengthen brand control for manufacturers, and provide dealers with easy-to-use tools for faster, better and more complete access to high quality, manufacturer provided content."

"The combination of Communiqué's flexible, leading-edge content management capabilities with the Cobalt Group's extensive services experience and leadership in the automotive industry will lead to a new generation of innovative e-business solutions for dealers and automobile manufacturers," said Michael Moppert, Chairman and CEO of Day. "With its broad dealer network added to the synergy of our companies' products, we are delighted to add Cobalt to our network of value added applications for our key vertical markets."

Day's Communiqué is an integrated content management, portal management and digital asset management framework that manages and unifies digital business information, applications, and processes through the web. Communiqué's content-centric approach and its innovative ContentBus architecture transform entire global organizations into virtual enterprises, bringing together content from any system, regardless of location, language or platform. This approach enables enterprises to access structured and unstructured content from multiple back-end data sources, eliminating the need and cost for a separate repository and allowing consistent control over all content and interactions across an enterprise. Since both Communiqué and Nitra are built as native J2EE applications, they can be implemented at substantially reduced cost, time and risk.

Cobalt's Nitra is the leading e-business platform for automotive retail, with more than 3,500 dealerships and fifteen OEM retail networks using the system on a daily basis. Nitra provides flexible online content management and control for OEMs and dealers groups. Features include user-friendly content management and design tools that enable dealerships to update pictures, color and layout in real time, using Nitra's simple

interface. Dealerships can also quickly access manufacturer and dealer group marketing content as well as manage and share dealer text and images.

Cobalt will focus on offering Communiqué and Nitra to automotive manufacturers and large dealer groups as a marketing content and brand site solution fully integrated with retail networks. Users within the large enterprise can leverage Communiqué's easy-to-use content management tools and ensure that corporate brand content is consistently maintained and updated across individual dealer sites. Dealers can utilize their Cobalt Nitra tools to manage their dealership Internet marketing efforts and select from approved corporate content to display on their websites.

About The Cobalt Group (www.cobaltgroup.com)

The Cobalt Group works exclusively in the automotive retail market developing integrated e-business programs that help manufacturers and dealers increase their profits and operational efficiencies. Cobalt offers a broad range of products and services, including enterprise software; customer relationship management (CRM) applications; e-commerce applications; the industry's largest OEM parts locating and marketing service; and e-business best practices training and consultation. Cobalt's network includes 12,000 franchised dealers and more than 72 of the 100 largest dealer groups. Cobalt is the only software technology provider ever endorsed by 18 manufacturers and the National Automobile Dealers Association (NADA).

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Escada, General Electric, Hugo Boss, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

MEDIA INFORMATION

DAY ANNOUNCES FIRST HALF 2003 RESULTS

Basel, Switzerland – August 13, 2003 – Day Software Holding AG (SWX: DAYN), a leading provider of enterprise content management software, today reported financial results for the first half of 2003. License revenues increased by 15% compared to the same period in 2002, totaling CHF 3.1 million, compared with license revenues of CHF 2.7 million for the same period last year. Total revenues for the first half were CHF 6.3 million, compared with revenues of CHF 6.9 million for the first half of 2002 and CHF 7.8 million for the second half of 2002. The company reduced the loss from operations by over 80% compared to the first half year of 2002. The loss from operations for the first half of 2003 was CHF 4.0 million compared to CHF 23.3 million for the same period in the previous year.

"In the first half of 2003 we saw a continuation of the major trends that we set in motion a year ago: Increasing license revenues and aggressive reduction of cost and losses. We continued to grow our business successfully with existing clients and gain market share by securing new business with some of our competitors' key customers, including Volkswagen Group, DaimlerChrysler and Deutsche Post World Net," said Michael Moppert, Chairman and CEO of Day. "At the same time we continued to organically grow our business throughout our customers' international operations and to expand our software footprint within the enterprise. For example, our project with McDonald's is growing internationally and now includes digital asset management capabilities in addition to content management."

"Day's financial results in the first half of 2003 positively reflect a continued shift in our sales and services model to one that is more partner-centric. As we continue to attract more consulting and reseller partners and drive higher license revenues with an expanded portfolio of software products, the company is on track to profitability," continued Moppert.

H1 2003 Highlights

- **Customers.** New customers added include global leaders such as Volkswagen Group, DaimlerChrysler, Deutsche Post World Net (including its U.S. subsidiary DHL) and La Poste Group. Among the largest customers that Day continued to work with were McDonalds, Shimano and Johnson Controls.
- **Decreased Loss.** The net loss from operations in the first half of 2003 was reduced to CHF 4.0 million. That represents an 83% overall reduction from the same period in the previous year.

- **Partners.** Day continued to develop its partner network, working with several value-added reseller (VAR) partners, including Wipro, Gedas and Cobolt Group, to secure new global sales opportunities.

- **Industry Standards Leadership.** Day's chief technology officer David Nuescheler shared his expertise on "Standardizing Content Repositories Within and Beyond the Enterprise with the Java™ Technology API (JSR-170)" at the eighth annual JavaOne Worldwide Developer Conference on June 13 at the Moscone Convention Center in San Francisco.

- **Technology Leadership.** Day's flagship product Communiqué continues to drive the corporate wide Web strategies of leading companies, such as Volkswagen Group, because of its industry leading, highly scalable, J2EE compliant technology. Key advantages include Communiqué's multi-lingual support, ability to leverage legacy IT applications, ease of implementation and overall ease of use for users.

Webcast on Wednesday, August 13, 2003 at 5:00 PM Central European Time

Day will hold a Webcast today at 5:00 PM Central European Time (4:00 PM GMT) to discuss results for the first half of 2003 in more detail. The Webcast can be accessed on the investor relations section of Day's website: www.day.com. Participants who wish to join the conference via phone can dial the following numbers:

The call-in numbers are:

International:	+49 (0) 69 58 99 90 571
From Germany:	0800 22 88 353
International Toll-Free:	+800 363 384 64

A replay of the phone conference will be available approximately 2 hours after the end of the event under the following phone number:

+49 (0) 69 58 99 90 568

PIN-Code: 132031#

A replay of the webcast will be available on Day's website www.day.com approximately 2 hours after the end of the event.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Escada, General Electric, Hugo Boss, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands CHF, except share information)
(unaudited)

	June 30, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	5,299	8,999
Accounts receivable, net	3,728	4,787
Unbilled receivables	41	300
Other receivables	160	103
Prepaid expenses	594	839
Total current assets	**9,822**	**15,028**
Non-current assets		
Property and equipment, net	2,581	3,371
Goodwill and intangible assets, net	4,791	4,884
Other assets	398	646
Total non-current assets	**7,770**	**8,901**
TOTAL ASSETS	**17,592**	**23,929**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	378	580
Deferred revenues	1,805	2,963
Other current liabilities	390	316
Accrued liabilities	2,538	3,812
Total current liabilities	**5,111**	**7,671**
Commitments and contingencies		
Shareholders' equity		
Share capital, CHF 10.00 par value 2,241,617 shares total, 1,122,263 shares issued and outstanding	11,223	11,223
Treasury shares	(1,074)	(1,074)
Capital reserves	137,811	137,774
Accumulated deficit	(134,994)	(131,188)
Accumulated other comprehensive loss	(485)	(477)
Total shareholders' equity	**12,481**	**16,258**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**17,592**	**23,929**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands CHF, except share information)
(unaudited)

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2002	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002
Revenues:				
Software licenses	3,065	2,706	1,216	1,516
Services	3,193	4,176	1,513	2,066
Total revenues	**6,258**	**6,882**	**2,729**	**3,582**
Cost of revenues:				
Software licenses	7	95	1	62
Services	3,063	6,265	1,345	2,482
Total cost of revenues	**3,070**	**6,360**	**1,346**	**2,544**
Gross profit	**3,188**	**522**	**1,383**	**1,038**
Operating expenses:				
Research and development	1,583	3,376	811	1,531
Sales and marketing	4,074	11,318	2,163	4,428
General and administrative	1,565	4,897	741	1,931
Amortisation of intangible assets	93	1,578	46	789
Stock-based compensation	13	58	6	6
Restructuring charges	(118)	2,643	-	1,521
Loss from operations	**(4,022)**	**(23,348)**	**(2,384)**	**(9,168)**
Interest income	30	498	14	167
Interest expense	(5)	(138)	(4)	(33)
Foreign exchange loss	(27)	(2,184)	41	(1,846)
Other income (expense)	209	(12)	205	10
Loss before income taxes	**(3,815)**	**(25,184)**	**(2,128)**	**(10,870)**
Provision for income taxes	9	(10)	(4)	(6)
Net loss	**(3,806)**	**(25,194)**	**(2,132)**	**(10,876)**
Other comprehensive income (loss)	(8)	(436)	23	(352)
Comprehensive loss	**(3,814)**	**(25,630)**	**(2,109)**	**(11,228)**
Basic and diluted loss per share	**(3.39)**	**(22.45)**	**(1.90)**	**(9.69)**
Shares used in computing basic and diluted loss per share	**1,122,263**	**1,122,263**	**1,122,263**	**1,122,263**

Day

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands CHF)
(unaudited)

	Six Months Ended June 30, 2003	2002
Net loss	(3,806)	(25,194)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation of fixed assets	798	1,010
Loss on fixed asset dispositions	7	30
Amortisation of intangible assets	93	1,578
Net foreign currency exchange losses	27	1,873
Stock-based compensation	37	84
Changes in operating assets and liabilities:		
Accounts receivable	1,125	1,702
Unbilled receivables	260	426
Prepaid expenses and other current assets	183	(344)
Accounts payable	(208)	(541)
Deferred revenues	(1,150)	(75)
Accrued liabilities	(1,040)	(2,747)
Other liabilities	65	117
Net cash used in operating activities	**(3,609)**	**(22,081)**
Cash flows from investing activities:		
Purchases of equipment	(25)	(713)
Proceeds from sale of equipment	2	-
Cash restricted for acquisition of MarketingNet Ltd.	-	17,492
Other assets	14	16
Net cash provided by (used in) investing activities	(9)	16,795
Cash flows from financing activities:		
Payment on notes payable	-	(17,492)
Net cash used in financing activities	-	(17,492)
Net decrease in cash and cash equivalents	(3,618)	(22,778)
Foreign currency adjustment on cash	(82)	(2,329)
Cash and cash equivalents at beginning of period	8,999	42,034
Cash and cash equivalents at end of period	**5,299**	**16,927**

Day

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury	Capital	Accumulated	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Shares	Reserves	Deficit	Income (Loss)	Equity
Balances, January 1, 2002	**1,122,263**	**11,223**	**(1,074)**	**137,656**	**(97,781)**	**117**	**50,141**
Stock-based compensation	-	-	-	118	-	-	118
Net loss	-	-	-	-	(33,407)	-	(33,407)
Foreign currency translation	-	-	-	-	-	(594)	(594)
Balances, December 31, 2002	**1,122,263**	**11,223**	**(1,074)**	**137,774**	**(131,188)**	**(477)**	**16,258**
Stock-based compensation	-	-	-	37	-	-	37
Net loss	-	-	-	-	(3,806)	-	(3,806)
Foreign currency translation	-	-	-	-	-	(8)	(8)
Balances, June 30, 2003	**1,122,263**	**11,223**	**(1,074)**	**137,811**	**(134,994)**	**(485)**	**12,481**

Day

RECEIVED

2004 DEC -6 P 3:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

A warning regarding forward-looking statements

This press release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel
Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail daniel.heck@day.com

The English text of this press release represents the binding version.

Day

Deutsche Post World Net Picks Day's Comm

Unified Internet Presence

Newport Beach, CA and Basel, Switzerland, July 30, 2003 – Day, a leading provider of enterprise content management software, today announced that Deutsche Post World Net, one of the largest high performing logistics providers in the world, selected Day's Communiqué to design and launch a series of new Internet initiatives for its major brands Deutsche Post, Postbank and DHL.

With its complete acquisition of DHL, a leading cross-border express delivery company, Deutsche Post World Net required a unified, consistent Internet presence to support its goal of becoming the leading logistics company in the world. Deutsche Post World Net chose Day's Communiqué to integrate the company's hundreds of distinct corporate and country sites with a cost effective and easily maintained content management solution.

In addition to providing a powerful content infrastructure, Communiqué provides content editors and website administrators with an easy to use tool that provides up-to-date content to a large number of global sites, enabling them to easily maintain a consistent global brand.

Communiqué is an integrated content, portal and digital asset management framework that manages and unifies digital business information, applications, and processes through the Web. Communiqué's content-centric approach and its innovative ContentBus architecture transform entire global organizations into virtual enterprises, bringing together content from any system, regardless of location, language or platform. Communiqué is the only content management product shipping that has been developed completely on an enterprise-class, 100% Java, J2EE architecture.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Escada, General Electric, Hugo Boss, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)

Day

DaimlerChrysler Selects Day

Newport Beach, CA and Basel, Switzerland, July 9, 2003 – Day, a leading provider of enterprise content management software, today announced that DaimlerChrysler AG has selected Day's Communiqué as its content management system for a Mercedes-Benz Internet project. The first phase of the project will include a new Mercedes-Benz Internet site focused on the Swedish market.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Escada, General Electric, Hugo Boss, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

French La Poste Group Selects Day

Day and Partner Valtech Launch New Customer Site for Europe's Second Largest Postal Organization

Newport Beach, CA and Basel, Switzerland
June 24, 2003
Day, a leading provider of enterprise content management software, today announced that the Financial Services business unit of the French La Poste Group, Europe's number two postal group, selected Day's Communiqué to power a new Web site for private customers. The new site, www.lapostefinance.fr, provides customers with financial information, interactive online services and higher levels of service through customized, user-friendly Web offerings.

In addition to providing enhanced service for its private customers, Communiqué also benefits LaPoste employees by enabling them to access, maintain, and update all Web site information easily and in real-time. Communiqué's flexible workflow management also increases efficiency and ensures higher quality in the publication process.

Valtech, an international management and technology consulting group and Day partner, led the implementation of the Internet project for La Poste.

"Communiqué's ease-of-use, rapid deployment and compliance with security requirements were particularly decisive factors for La Poste," said Christophe Guenard, Senior Consultant at Valtech. „In addition, Communiqué is designed to be highly intuitive which reduces the learning curve to a minimum for the authors."

For more information about La Poste, visit
http://www.laposte.com

For more information about Valtech, visit
http://www.valtech.com

About Day (www.day.com)
Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Escada, General Electric, Hugo Boss, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85

T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Solutions | Product | Services | Customers | Partners | About us | C

Day

Day CTO to Speak at JavaOne 2003

David Nüescheler to Discuss Java Standards for Content Repositories at Sun's Java Developer Conference

NEWPORT BEACH, Calif. – June 9, 2003

Day Software (SWX:DAYN), a leading provider of integrated content, portal and digital asset management software, today announced that chief technology officer David Nuescheler will be speaking at a session entitled "Standardizing Content Repositories Within and Beyond the Enterprise with the Java™ Technology API (JSR-170)" at the eighth annual JavaOne Worldwide Developer Conference, to be held June 10-13 at the Moscone Convention Center in San Francisco.

Nuescheler will discuss how the Content Repository for Java™ Technology API (JSR-170) specification provides a common programmatic interface to disparate content repositories across an enterprise – a critical need for organizations with growing numbers of structured and unstructured data sources such as e-mail messages, images and documents. This common interface enables organizations to personalize and exchange content both within and beyond the boundaries of the enterprise, regardless of the underlying repository protocol, architecture, implementation and storage.

What: Day CTO David Nuescheler to Speak on Java Standards for Content Repositories

Where: JavaOne 2003 Worldwide Developer Conference, Esplanade 307/310 at the Moscone Convention Center, San Francisco

When: Friday, June 13, 1:30 p.m.

Session
Details: "Standardizing Content Repositories Within and Beyond the Enterprise with the Java™ Technology API (JSR-170)." The vast majority of today's Web applications interact with a content repository in some fashion, which makes accessing content repositories a crucial topic for every Java 2 Platform, Enterprise Edition (J2EE™) developer. Both consumers and implementers of the javax.jcr interfaces will benefit from attending Nuescheler's session. Each attendee will gain a solid understanding of the functionality exposed at the different levels of compliance and a consumer of the standard content repository will better understand how to utilize (JSR-170) compliant content.

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Day

MEDIA INFORMATION

DAY ANNOUNCES RESULTS FOR THE FIRST QUARTER 2003

Basel, Switzerland – May 14, 2003 – Day Software Holding AG (SWX: DAYN), a leading provider of enterprise content management software, today reported results for the first quarter 2003.

As compared to the first quarter of 2002:

- **Total revenue increased 7%,**
- **License revenue increased 55%,**
- **Loss from operations decreased 88%,**
- **New customers included Volkswagen, Audi, the city of Zurich and the Ministry of Finance, Beijing,**
- **Continuation of work for Blue Chip Customers like McDonald's, Johnson Controls, Shimano, 3M, the metro system of Paris and the Swiss Ministry of Defense.**

Comment on the Business

"We are very pleased to report the further growth of our license revenues in Q1. Despite a challenging economic climate, geopolitical instability and against the trend of most of our competitors, we have been able to deliver a substantial increase in software license and maintenance revenues over the past several quarters. Based on the growth of our product revenues and tight cost controls, the company is on track towards profitability. Year over year we reduced the loss from operations by almost 90% to the lowest level since the company went public in the year 2000," said Michael Moppert, Chairman and CEO of Day.

"We are excited that we have won new blue chip customers such as Volkswagen and Audi in a very competitive environment. Our customers are the most important validation for the strength, performance and reliability of our innovative technology," Moppert added.

"Through 2003 we will continue to support and grow our global blue chip customer base. We will expand our partnering activities in the areas of distribution, implementation services and technology partnerships in order to make our products available to a wider audience. We will further develop and advance our technology.

And we will continue to drive the company towards profitability and position Day as a leading provider of innovative enterprise content management software," Moppert concluded.

Results in Detail

Quarter

Revenues for the first quarter of 2003 amounted to CHF 3.5 million, compared to CHF 3.3 million in the first quarter of 2002. License revenues increased by 55% over the same period in the prior year to CHF 1.8 million and accounted for 52% of total revenues. Maintenance revenues increased 91% to CHF 0.6 million, as compared to CHF 0.3 million for the same period in the prior year. Service revenues, excluding maintenance, decreased by 39% to CHF 1.1 million from CHF 1.8 million for the same period in the prior year.

In Europe, Day generated CHF 2.6 million in revenues in the first quarter of 2003, of which CHF 1.6 million were generated outside of Switzerland. In the United States, revenues were CHF 0.9 million, accounting for 26% of total quarterly revenues. With respect to revenues, Switzerland and the United States were Day's largest contributors in the first quarter. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 0.5 million in quarterly revenues.

Revenues for the first quarter of 2003 decreased 15% to CHF 3.5 million, as compared to the fourth quarter of 2002. License revenues for the first quarter of 2003 increased by 4% to CHF 1.8 million, as compared to the fourth quarter of 2002. Maintenance revenues for the first quarter of 2003 increased by 3% to CHF 0.6 million, as compared to the fourth quarter of 2002. Service revenues, excluding maintenance, continued to decline from the fourth quarter of 2002 as the company shifts this business to integration partners.

Gross profit for the first quarter of 2003 was CHF 1.8 million, as compared to a loss of CHF 0.5 million for the same period in the prior year. Since the fourth quarter of 2002, gross profit decreased from CHF 2.5 million. The gross profit margin for the first quarter of 2003 increased to 51% from negative 16% for the same period in the prior year and decreased from 59% in the fourth quarter of 2002. The favorable change from the same period in the prior year is primarily the result of improvements in Day's cost structure and increasing revenues. The deterioration from the fourth quarter of 2002 is a result of lower service revenues on a services cost base that was not lowered until the end of the first quarter of 2003.

Operating expenses for the first quarter of 2003 decreased by 75% from CHF 13.7 million in the same period last year to CHF 3.4 million in the current year. This decrease is due to operating expense decreases which include research and development (down 58%), sales and marketing (down 72%), general and administrative (down 72%), and amortisation of goodwill and intangible assets (down 94%). Restructuring charges were also down substantially as Day completed its restructuring plan in the end of 2002.

Compared to the fourth quarter of 2002, operating expenses were reduced by 36% from CHF 5.4 million to CHF 3.4 million. Research and development expenses were reduced by 15%, sales and marketing expenses were reduced by 33%, and general and administrative expenses were reduced by 22% from the fourth quarter of 2002.

Net loss for the first quarter of 2003 was CHF 1.7 million, compared to a net loss of CHF 14.3 million for the same period last year. Basic and diluted loss per share for the first quarter of 2003 was CHF 1.49, compared to a loss of CHF 12.76 per share for the same period last year.

Compared to the fourth quarter of 2002, the net loss was reduced 46% from CHF 3.1 million to CHF 1.7 million. Basic and diluted loss per share decreased 46% from CHF 2.77 to CHF 1.49 per share.

As of March 31, 2003, cash and cash equivalents amounted to CHF 6.7 million, down from CHF 9.0 million as of December 31, 2002. Total cash usage for the quarter was CHF 2.3 million, down from CHF 2.5 million in the fourth quarter of 2002. Accounts receivable at the end of the first quarter amounted to CHF 3.9 million, compared to CHF 4.8 million at the end of the fourth quarter of 2002. Deferred revenues decreased from CHF 3.0 million at the end of the fourth quarter of 2002 to CHF 2.3 million at the end of the first quarter of 2003. Days-sales outstanding improved from 103 days in the fourth quarter of 2002 to 99 days in the first quarter of 2003.

Customers

In the first quarter, Day won new license customers which include, but are not limited to, Volkswagen, Audi and the city of Zurich.

Partners

Partners are an integral part of Day's business strategy. Consulting partners continue to implement the majority of Day's license volume, while VAR partners have recently been added to create new sales channel opportunities for the company. Day's VAR partners include Euro RSCG and Valtech, both located in France, and E-Tree in Italy. Day has also continued to provide training to partners and customers to increase its base of certified Communiqué developers.

Employees

Total headcount as of March 31, 2003 and 2002 was 107 and 204 full time employees, respectively. Headcount as of March 31, 2003 was allocated as follows: research and development 15%, sales and marketing 25%, professional services 26%, administration 15% and MarketingNet 19%.

Webcast on Wednesday, May 14, 2003 at 5:00 PM Central European Time

Day will hold a Webcast today at 5:00 PM Central European Time (4:00 PM GMT) to discuss results for the first quarter of 2003 in more detail. The Webcast can be accessed on the investor relations section of Day's website: www.day.com. Participants who wish to join the conference via phone can dial the following numbers:

The call-in numbers are:

International:	+49 (0) 69 500 703 68
From Germany:	0800 22 88 353
International Toll-Free:	+800 363 384 64

A replay of the phone conference will be available approximately 2 hours after the end of the event under the following phone numbers:

German menu:	+49 (0) 61 03 733 11 99
English menu:	+49 (0) 61 03 733 22 88
PIN-Code:	135903#

A replay of the webcast will be available on Day's website www.day.com approximately 2 hours after the end of the event.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS.

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands CHF, except share information)
(unaudited)

	March 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	6,726	8,999
Accounts receivable, net	3,887	4,787
Unbilled receivables	448	300
Other receivables	143	103
Prepaid expenses	632	839
Total current assets	**11,836**	**15,028**
Non-current assets		
Property and equipment, net	2,943	3,371
Goodwill and intangible assets, net	4,838	4,884
Other assets	630	646
Total non-current assets	**8,411**	**8,901**
TOTAL ASSETS	**20,247**	**23,929**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	335	580
Deferred revenues	2,326	2,963
Other current liabilities	256	316
Accrued liabilities	2,759	3,812
Total current liabilities	**5,676**	**7,671**
Commitments and contingencies		
Shareholders' equity		
Share capital, CHF 10.00 par value 2,241,617 shares total, 1,122,263 shares issued and outstanding	11,223	11,223
Treasury shares	(1,074)	(1,074)
Capital reserves	137,792	137,774
Accumulated deficit	(132,862)	(131,188)
Accumulated other comprehensive loss	(508)	(477)
Total shareholders' equity	**14,571**	**16,258**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**20,247**	**23,929**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share information) (unaudited)	Quarter Ended March 31, 2003	2002
Revenues:		
Software licenses	1,849	1,190
Services	1,680	2,110
Total revenues	**3,529**	**3,300**
Cost of revenues:		
Software licenses	6	33
Services	1,718	3,783
Total cost of revenues	**1,724**	**3,816**
Gross profit	**1,805**	**(516)**
Operating expenses:		
Research and development	772	1,845
Sales and marketing	1,911	6,890
General and administrative	824	2,966
Amortisation of intangible assets	47	789
Stock-based compensation	7	52
Restructuring charges	(118)	1,122
Loss from operations	**(1,638)**	**(14,180)**
Interest income	16	331
Interest expense	(1)	(105)
Foreign exchange loss	(68)	(338)
Other income	4	(22)
Loss before income taxes	**(1,687)**	**(14,314)**
Provision for income taxes	13	(4)
Net loss	**(1,674)**	**(14,318)**
Other comprehensive loss	(31)	(84)
Comprehensive loss	**(1,705)**	**(14,402)**
Basic and diluted loss per share	**(1.49)**	**(12.76)**
Shares used in computing basic and diluted loss per share	**1,122,263**	**1,122,263**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF)
(unaudited)

	Quarter Ended March 31, 2003	Quarter Ended March 31, 2002
Net loss	(1,674)	(14,318)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation of fixed assets	406	498
Loss on fixed asset dispositions		22
Amortisation of intangible assets	47	789
Net foreign currency exchange losses	70	249
Stock-based compensation	18	63
Changes in operating assets and liabilities:		
Accounts receivable	878	294
Unbilled receivables	(150)	(123)
Prepaid expenses and other current assets	160	(11)
Accounts payable	(242)	(245)
Deferred revenues	(604)	765
Accrued liabilities	(1,014)	577
Other liabilities	(59)	151
Net cash used in operating activities	**(2,164)**	**(11,289)**
Cash flows from investing activities:		
Purchases of equipment	(6)	(490)
Proceeds from sale of equipment	2	-
Net cash used in investing activities	**(4)**	**(490)**
Cash flows from financing activities	-	-
Net decrease in cash and cash equivalents	**(2,168)**	**(11,779)**
Foreign currency adjustment on cash	(105)	(313)
Cash and cash equivalents at beginning of period	8,999	42,034
Cash and cash equivalents at end of period	**6,726**	**29,942**

Day

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands CHF, except share information)
(unaudited)

	Share Capital		Treasury Shares	Capital Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount					
Balances, January 1, 2002	1,122,263	11,223	(1,074)	137,656	(97,781)	117	50,141
Stock-based compensation	-	-	-	118	-	-	118
Net loss	-	-	-	-	(33,407)	-	(33,407)
Foreign currency translation	-	-	-	-	-	(594)	(594)
Balances, December 31, 2002	1,122,263	11,223	(1,074)	137,774	(131,188)	(477)	16,258
Stock-based compensation	-	-	-	18	-	-	18
Net loss	-	-	-	-	(1,674)	(31)	(1,705)
Foreign currency translation	-	-	-	-	-	-	-
Balances, March 31, 2003	1,122,263	11,223	(1,074)	137,792	(132,862)	(508)	14,571

Day

A warning regarding forward-looking statements

This press release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel
Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail daniel.heck@day.com

The English text of this press release represents the binding version.

Day

Volkswagen Group Selects Day

Day's software Communiqué becomes strategic platform for all web initiatives

Newport Beach, CA and Basel Switzerland, May 9, 2003
Day, a leading provider of enterprise content management software, today announced that it has won Volkswagen Group as a new customer. After an intensive evaluation, Europe's largest automobile manufacturer has decided for Day and has signed a Group license contract with Day. Accordingly, Day's technology Communiqué will serve as new corporate standard for all web initiatives within the entire Volkswagen Group. The first Intranet project for Audi AG is already in the stage of implementation. This and all following projects will be conducted by various system integration partners.

"To effectively manage our corporate wide web strategy we require a very flexible, open and scalable enterprise content management system," said Carsten Meyer-Trexler, Volkswagen Informatikzentrum. **Raphael Müller, who headed the evaluation team at Audi, added: "After comparing Day's Communiqué to all of the other major content management systems, we found that Day offered the most innovative and mature and easiest to implement solution. With Day's technology, we will be able to achieve synergies and real advantages in efficiency by unifying our web properties across the entire Volkswagen Group."**

"We are very pleased to be selected corporate wide by Volkswagen Group," said Michael Moppert, CEO of Day. "Day's Communiqué provides Volkswagen with a robust infrastructure for efficiently managing all digital content, systems, applications and processes throughout their enterprise. With this kind of access to the mission-critical content and information within their company, Volkswagen will have the ability to achieve true business agility."

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS.

For further information

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T +1 949 644 2557

E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software AG
Barfüsserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day Powers APA Organization Site

Deployed in Record Time, Practitioner Portal for the APA's 50,000 Members Exceeds Goals

Newport Beach, CA and Basel, Switzerland
April 29, 2003
Day, a leading provider of enterprise content management software, announced today that the American Psychological Association (APA) Practice Organization has implemented the company's flagship software product to assist in converting its practitioner portal into a new, more interactive platform for APA members.

Utilizing Day's Communiqué, the APA's Practice Organization is creating a communication platform for its nearly 50,000 practitioner members nationwide that provides real-time access to a range of information tailored to their specific needs and interests. Additionally, the software provides practitioner members the opportunity to build and manage their own web sites through the portal.

Psychologists around the nation rely on the APA's Practice Organization to promote the professional interests of practicing psychologists through a wide range of activities. A communication platform was needed to allow members access to information tailored to their specific needs and interests in psychology's legislative, business and legal arenas. The APA Practice Organization also was interested in implementing a content management system that was flexible, easy to use, and able to manage multiple content sources.

In response to the Practice Organization's desire to have the new portal operational in a short time frame, Day provided quick implementation that, combined with the system's ease of use, led to more than double the number of members anticipated to be online at the end of the first phase.

"Our members really gravitated to the new portal the moment it was launched," said David Nickelson, Psy.D., J.D., Assistant Executive Director, Office of Technology Policy and Projects, APA Practice Organization. "Day's technology lets practitioners quickly and easily access the types of information they need to stay competitive in their practice and stay informed about the issues that are important to them."

Day provided the content management framework with an open J2EE architecture, flexibility and scalability that the APA Practice Organization requested for its immediate needs and its future growth plans. Bearing Point served as the implementation partner for the project with Day.

The opportunity for members to use the portal to build and manage their own sites is unique to the project. Day provided the necessary content management and transactional functionality for this feature that has become an important member service for the APA Practice Organization. Members can also purchase online education courses through the site.

"At Day, our customers' success is our success," said Greg Walsh, VP Americas, Day. "We are so pleased that the APA Practice Organization has already exceeded their goals for the portal project, both in terms of member participation and revenue generation."

For more information about American Psychological Association Practice Organization, visit http://www.apapractice.org

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS.

For further information

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T +1 949 644 2557
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software AG
Barfüsserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day Provides Technology for Kiosks System

Newport Beach, CA and Basel, Switzerland
April 24, 2003
Day, a leading provider of enterprise content management software, recently completed a sophisticated and robust kiosks system enhancement project for Swire Properties, implemented by Day's partner Deloitte & Touche Management Solutions. Swire Properties' kiosks system "Infomate" is running in Hong Kong's Island East area and includes more than 20 kiosks. The content management back-end as well as the user interface functions of the Infomate system, first launched in 1999, were completely redeveloped using Communiqué.

By redeveloping the Infomate system, these convenient interactive outlets give instant information about latest events, contact details and location of shops and restaurants to office workers, residents, visitors and shoppers of the Island East area. Furthermore, the system supports the dissemination of timely campus-wide information.

The user-friendly GUI allows Swire Properties' marketing staff to add, update and delete tenants information, marketing events and other related information on the kiosks system with ease and minimal training and without programming skills. The software system gives them a large extent of control over the content, such as the screensaver files, the launch of new buildings etc. Parallel and nested workflow functionality ensures that changes on Infomate are approved before published on the kiosks. System audit reports or roll-back to previous content can be easily generated, if required. Using the Kiosk Monitoring and Management Interface, administrators are able to maintain, support and monitor the performance of each kiosk remotely. Furthermore, the software solution supports live video broadcasting of events. Besides scheduled publishing of content to the kiosks on a daily basis, the system gives the possibility for ad-hoc publishing for emergency information, special promotion campaigns etc.

Communiqué was selected because of its flexible connectivity options ensuring interoperability with Swire Properties' existing IT infrastructure and its capability to scale up for all challenges in the future. The decision in favor of Day was also made because of Communiqué's user-friendliness, powerful graphics rendering capabilities and its support for English and Chinese languages. Swire Properties also prefers Communiqué's underlying technology built on J2EE standards. Special kiosk-related features can be rapidly developed and implemented.

About Swire Properties (www.swireproperties.com)

Swire Properties Limited, a wholly owned subsidiary of Swire Pacific Limited, was incorporated in 1972, and is one of Hong Kong's leading property companies, with extensive experience in the development and management of major commercial, retail and residential properties. The completed investment portfolio in Hong Kong consists of prime office, retail and residential properties totaling 11.87 million sq. ft. with a further 2.78 million sq. ft. pending or under development, mainly comprising prestigious retail/office projects.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS.

For further information

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T +1 949 644 2557
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software AG
Barfüsserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day Creates New Content Infrastructure for

Newport Beach, CA and Basel, Switzerland
April 15, 2003
Day, a leading provider of enterprise content management software, today announced that IT service company RTC Real-Time Center AG has selected Day's software Communiqué to implement its web strategy. Day's technology will provide a scalable content infrastructure for RTC's web applications. In the first phase, an online help system for the CyberIBIS e-banking solution and a user documentation extranet portal for RTC's customers will be implemented.

"Communiqué's open J2EE architecture, flexibility and scalability provides the content infrastructure that RTC needs for its immediate needs and its future growth plans," said Herbert Stadler, IT manager at RTC.

For more information about RTC:
http://www.rtc.ch

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS.

For further information

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T +1 949 644 2557
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software AG
Barfüsserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day Joins Sun iFORCE Content Network

Day Teams with Sun to Offer Content Management Solutions on the Sun ONE Platform

NEW YORK--April 8, 2003
Day Software (Swiss:DIHZn.S), a leading provider of integrated content, portal and digital asset management software, today announced that it has joined Sun's new iForce Content Network, a partner-based initiative that brings together resources from Sun and its community of partners to help customers reduce content complexity in the enterprise.

As part of the iForce Content Network, Day will work with Sun to market and implement content management solutions based on Day Communique, an integrated content management, portal management and digital asset management framework, and Sun ONE platform products, including the Sun ONE Portal Server and Sun ONE Application Server.

Communique's content-centric, 100% Java, J2EE-based architecture turns the technology systems of an entire organization into a virtual repository, bringing together content from any application, regardless of location, language or platform.

"As a longstanding supporter of Java, J2EE and the Sun ONE platform, we are excited to be working more closely with Sun to tackle the challenge of content complexity in the enterprise," said Michael Moppert, chairman and CEO of Day Software. "By combining Sun's proven enterprise platform with Day's content infrastructure, we will enable customers to unify and manage their digital content and business information with a best-in class content management solution that takes advantage of their current investments in people and technology and will scale to meet future needs."

Day's inclusion in the Sun iForce Content Network strengthens the existing relationship of the two companies, a partnership that has most recently resulted in a joint deployment at McDonald's. "By extending our strategic relationship and enhancing our product support for the Sun ONE platform, we are ensuring that our joint customers, most of which are large, multinational companies with the most complex business requirements, have access to the most innovative technology for managing their entire content infrastructure," continued Moppert.

Day is currently participating in the Sun Solution Center (booth number 3171) at the AIIM/ONDEMAND 2003 Exposition and Conference being held this week at the Jacob K. Javits Convention Center in New York.

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Day

Day Integrates with BEA WebLogic Portal

Day deepens its partnership with BEA by extending support to include BEA WebLogic Portal

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2003
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communique™

Newport Beach, CA and Basel, Switzerland
April 8, 2003
Day, a leading provider of enterprise content management, today announced it has developed a series of portlets that provide companies running BEA WebLogic Portal™ to access Day applications and managed-content. Day has developed a series of portlets that enable its product Communiqué to integrate with the J2EE standards-based BEA WebLogic Portal.

Content management software is an essential part of every portal solution and is complementary to the portal framework provided by WebLogic Portal. Communiqué enables organizations to manage content more easily on multiple sites and portals with a single application. By using the portlets to integrate Communiqué and BEA software, customers can create, produce, and deploy content within BEA WebLogic Portal.

"BEA is delighted to have Day as one of its content management software partners," said Scott Edgington, vice president and general manager, global software partners, BEA Systems. "BEA WebLogic Portal users can leverage Day's content management applications within a BEA infrastructure environment to provide joint customers a fuller, richer experience."

The Day portlets enable BEA WebLogic Portal customers to more easily offer visitors contextual, relevant content. This set of Day portlets will deliver ease of use for IT departments by offering tighter integration with BEA WebLogic Portal administration tools so that IT users can install and configure them using the administration interface.

"We are seeing more and more of our large, enterprise customers using BEA WebLogic Portal framework as a basis for their e-business initiatives," said Greg Walsh, VP Americas of Day. "It is our job as a BEA partner and leading CMS vendor to enable our customer's content rich applications and provide seamless and robust connectivity into the BEA family of products. Day's set of portlets for BEA WebLogic Portal are designed to help joint customers accelerate the time required to deploy a portal."

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS. Day has achieved SAP R/3 Interface Certification, ensuring that its software integrate seamlessly with the SAP R/3 software solution.

For further information

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T +1 949 644 2557
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software AG
Barfüsserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day Provides Portal Technology for GVB

"Communiqué met our stringent requirements in terms of flexibility, scalability and user-friendliness."

Newport Beach, CA and Basel, Switzerland
March 25, 2003
Day, a leading provider of enterprise content management software, today announced that New Impact AG, a service provider for e-consulting and creation and a Day partner, is creating a portal solution for Gebäudeversicherung Bern using Day's Communiqué. The „hausinfo" or „infomaison" web portal represents a comprehensive information platform on subjects connected with the home and offers private home owners up-to-date information and services.

Gebäudeversicherung Bern (GVB) is a legally and financially independent company. It insures all types of buildings in the Canton of Bern against fire and fundamental damages and to a limited extent, against earthquake, terrorist and riot damage.

A market analysis of GVB revealed that the clientele expects additional benefits in the form of information and services using the medium of the Internet. Therefore GVB made a decision to build an Internet information platform on subjects to do with the home. The portal comprises a news area, provides assistance for building contractors involved with new and converted properties and covers legal and financial issues. With the Swiss Home Owners' Association or the Bern Cantonal Section of the Association, the GVB has a strong content partner at its side. The dynamic generation of web pages facilitates central data administration and provides constantly updated rates, contract forms, brochures and industry news. Time-consuming administrative tasks are reduced and simplified, thus guaranteeing intensive and customer-oriented advice.

Daniel Junker, hausinfo project manager at Gebäudeversicherung Bern: „The decision in favor of Day was made because of the many references Day was able to produce in the insurance sector. In addition, Communiqué met our stringent requirements in terms of flexibility, scalability and user-friendliness. Data integration and retrieval in a heterogeneous system environment were also key criteria for selection."

About Gebäudeversicherung Bern (www.gvb.ch)

Gebäudeversicherung Bern (GVB) was founded in 1807 and is a financially independent public corporation. It is run on the principles of private business. From the outset, risk sharing and solidarity among home owners have been the main focus.
The GVB employs around 130 staff members at its head office in Ittigen. In all administrative districts there are also in the order of 120 expert assessors and about 180 other technical staff members such as fire protection specialists, lightning protection officers, fire brigade inspectors and instructors working in addition for the GVB.

About New Impact (www.newimpact.com)

New Impact is an eConsulting and creation company and a solution partner for market-oriented web portals and process-oriented e-integrations. The company focuses on the areas business, finance and public. New Impact AG, headquartered in Bern, was founded in 1998 and employs 45 employees in the

competence centers business consulting, creation & communication and IT & web engineering.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS. Day has achieved SAP R/3 Interface Certification, ensuring that its software integrate seamlessly with the SAP R/3 software solution.

For further information

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T +1 949 644 2557 ext. 103
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software AG
Barfüsserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day's Portal Technology for Venice Local A

Communiqué enables employees to maintain, access & update all website information easily and in real-time.

communique™

Newport Beach, CA and Basel, Switzerland
March 6, 2003
Day, a leading provider of enterprise content management software, today announced that E-Tree, part of the Italian Etnoteam Group and a Day partner, has created a robust e-Government service portal for the Venice local authority using Day's Communiqué.

Communiqué's portal application platform enables the employees of Venice's local authority to access, maintain, and update all website information easily and in real-time. Communiqué's flexible workflow management, which allows for both parallel and nested workflows, ensures that contents are prepared correctly while guaranteeing clear and simple content management. The entire internal information flow is controlled electronically. The portal also supports the internal knowledge management, and access to the widest range of resources, whether legal requirements, forms or current procedures, is made considerably easier.

www.egov.comune.venezia.it, is the first portal to be launched in accordance with the nationwide e-Government Plan service for citizens, and is part of a comprehensive project whereby all services and information, which were previously only available 'over the counter' at local authority offices, are made readily available to citizens, freelance workers and companies via the new website. Venis, the local authority's ICT partner company for over ten years, and E-Tree were entrusted with creating the portal.

E-Tree's implementation of the portal enables the site's contents to be published in such a way that they conform with the W3C (World Wide Web consortium – www.w3c.org) accessibility regulations for the blind and handicapped, and certifies these capabilities in accordance with WAI 3 (Web Accessibility Initiative).

"Communiqué's ease-of-use, editorial workflow capability, and rapid deployment were particularly decisive factors for the Venice local authority," said Hans-Jürg Lips, Vice President Sales and Partnerships at Day. "Communiqué is designed to be highly intuitive which reduces the learning curve to a minimum."

About E-Tree (www.e-tree.com)

E-TREE is the Italian Internet Company specialized in realization of e-business solutions. Created in 1998, it has gained a strong reputation for technological competences, rapid growth followed by high revenues. E-TREE boasts amongst its more important customers names such as Info412 of Telecom Italia, Blu, Assicurazioni Generali, BNL Multiservizi, Il Sole 24 Ore, Infostrada, Benetton, Wind, InfoCamere, Banca IMI, SAVE-www.veniceairport.it, Ducati, Luxottica, Snaidero, Comune di Venezia.

About Etnoteam (www.etnoteam.it)

Etnoteam, founded in Milan in 1978, is one of the main suppliers of solutions for Internet and Telecommunications in Italy.

Etnoteam offers large companies and organizations integrated services of consulting, system integration, and the management and monitoring of Internet solutions. In particular, Etnoteam addresses its offering to companies operating in the Telecommunications, Finance, Retail, Industrial, Media, Services, and Public Administration markets.

Etnoteam, directly or through its subsidiaries, has offices in Milan, Rome, Turin, Treviso, Naples, Genoa and employs a staff of around 1,000 with consolidated revenues, in 2002, of around 100 million euro.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS. Day has achieved SAP R/3 Interface Certification, ensuring that its software integrate seamlessly with the SAP R/3 software solution.

For further information

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T 1 949 644 2557
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

City of Zurich chooses Communiqué

A scalable content infrastructure for the relaunch of the city's Internet and Intranet sites.

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communiqué™

Newport Beach, CA and Basel, Switzerland
February 25, 2003

Day, a leading provider of enterprise content management software, today announced that the City of Zurich has selected Day's Communiqué to enhance its Internet and Intranet sites. This project will be conducted by Day's systems integration partner, **namics**, in cooperation with the City of Zurich's competency center, 'Organisation und Informatik der Stadt Zürich (OIZ)'. Day's Communiqué will provide a scalable content infrastructure for the relaunch of the city's Internet and Intranet sites.

About Day (www.day.com)

Day is a provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS. Day has achieved SAP R/3 Interface Certification, ensuring that its software integrate seamlessly with the SAP R/3 software solution.

For further information

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T 1 949 644 2557
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day Provides Internet Solution for QinetiQ

"Communiqué ensures that the scalability and flexibility we demand can satisfy our current and future needs."

Newport Beach, CA and Basel, Switzerland - February 13, 2003 -
Day Software (SWX:DAYN), a leading provider of enterprise content management software, today announced that QinetiQ, the science and technology powerhouse formed from the major part of the British Government's DERA, has re-engineered its Internet website www.QinetiQ.com using Day's Communiqué.

QinetiQ required a content management platform that would allow it to reuse content across its Internet sites and offer advanced functionality.

QinetiQ believes that the Internet is a key medium for communicating its brand name, business offering and consequently driving business growth. Communiqué enabled QinetiQ to redesign all of its Web content and allow authorised staff to update the site in real-time.

"Communiqué ensures that the scalability and flexibility we demand can satisfy our current and future needs. The efficiency gains going forward will be significant," said Hamish Robertson, Head of Digital Content Management at QinetiQ.

Day's Communiqué technology was selected as it offered most of the functionalities required to meet QinetiQ's business requirements today and in the future. The most important criteria were real-time management of digital information, scalability and interoperability. The system also had to be readily upgradeable to handle growing content requirements, and had to be integrate seamlessly with existing IT systems.

About QinetiQ (www.QinetiQ.com)

QinetiQ is one of Europe's largest science and technology solutions providers. Among its staff are many leading scientists and internationally acclaimed experts. It offers a unique range of services, consultancy advice and test facilities. These include indoor and outdoor ranges, wind tunnels, marine testing facilities, automotive test tracks and climatic testing laboratories. QinetiQ operates in markets as diverse as finance, marine, energy, telecommunications, automotive, rail, electronics, defence, space, health, oil & gas, aerospace and information technology.

The QinetiQ heritage has seen considerable pioneering research and development last century including the invention of liquid crystal displays (LCDs), carbon fibre, the technology for flat panel speakers, infra-red sensors, microwave radar and unique 3G telecoms antennae-sharing technology.

About Day (www.day.com)

Day Software (SWX:DAYN) is a leading provider of integrated content, portal and digital asset management software. Day enables global enterprises needing real-time agility, to deploy mission-critical content management applications on the web. Day's customers are some of the largest global corporations including General Electric, UBS, Viacom, Degussa, Aral, Hugo Boss, Six Continents Hotels, and Pfizer.

For further information

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T 949 644 2557
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Day

Day On Track to Announce Strong Results

Content Management Software Maker to Post Results for the Fourth Quarter of 2002

Newport Beach, CA and Basel, Switzerland - February 4, 2003 -
Day Software (SWX:DAYN) today announced that it expects a revenue growth for the quarter ending December 31, 2002 of at least 10% over the previous quarter. In addition, Day will report that it has reduced the loss from operations for the fourth quarter to the lowest level since the company went public in April 2000.

"We are excited to enter 2003 with a very strong momentum," said Michael Moppert, CEO and Chairman of Day Software. "We have delivered steady revenue growth throughout 2002. With the successful launch of our flagship offering, Communiqué 3.5 last fall, we accelerated this trend. Throughout 2002 we reduced our costs significantly, we slashed our loss from operations by over 75% and put the company back on track towards profitability. In 2003 we will extend our solution leadership in the content management space as we continue to address the needs of the world's largest and most successful companies."

Day Software is traded on the Swiss Stock Exchange and will announce complete details of its fourth quarter financial results on February 19, 2003.

About Day (www.day.com)

Day Software (SWX:DAYN) is a leading provider of integrated content, portal and digital asset management software. Day enables global enterprises needing real-time agility, to deploy mission-critical content management applications on the web.

Day's customers are some of the largest global corporations including General Electric, UBS, Viacom, Degussa, Aral, Hugo Boss, Six Continents Hotels, and Pfizer.

A warning regarding forward-looking statements

This press-release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For more information, contact:

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660

T 949 644 2557
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel, Switzerland
T 41 61 226 55 85
T 49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

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Shimano Shifts to Day for Global Web Strat

Site Launches in World's Largest Bicycle Market: China

Newport Beach, CA and Basel, Switzerland -- January 30, 2003 -- Day (SWX:DAYN) today announced that Shimano will streamline more than 20 of the company's disparate Web properties using Day's Communiqué.

Shimano, one of the world's top suppliers of sporting equipment, is a global company spanning 17 nations and is primarily regarded for its bicycle racing technology and best-of-breed fishing tackle, but also sells equipment for popular sports such as snow-boarding and golf. The first site has launched in China, the worlds largest bicycle market, and the second will soon launch in North America, the worlds largest fishing equipment market.

Selecting a content management solution that provides customers and partners with current product information and still allows a regional focus was a critical criterion for Shimano to transform its web presence into a global enterprise. A streamlined system preserves Shimano's coveted brand and improves the effectiveness and timeliness of getting products to market. Day software provides the content management framework with an open J2EE architecture, flexibility and scalability that Shimano needed for its immediate needs and its future growth plans.

"Day provided us with a cohesive web strategy that is vital to the preservation of Shimano's market leadership," said Robert Morris, Manager of Shimano's World Wide Web Team. "Day's solution unifies our web properties and delivers real efficiencies and cost savings to the company."

Unlike other content management providers, Day's solution offered dynamic content from a virtual repository, allowing Shimano to reduce the lag time for published information. Once the Communiqué implementation is complete, as soon as Shimano's products hit the market, all related product information will be readily available to customers and partners via the web.

"Day's Communiqué is unique and impressive in its combination of portal functionality, Web content management, and Digital Asset Management (DAM). In fact, it's the only broadly applicable Web content management system that can adequately handle the rigors of illustrated product catalogs." Said Jim Murphy of AMR Research in a note published November 13, 2002.

Shimano required an extensible solution wherein content owners could extend and customize web applications with features such as design templates and migration tools. Communiqué's ease of use and rapid implementation are huge benefits. The software is designed to be highly intuitive, so business users and creative professionals have a minimal learning curve.

"Shimano does not have an internal development staff, so it is a tremendous cost savings to author and publish content without having to engage any technical consultants or IT staff," Morris added. "We expect to have enormous cost savings going forward

as we expand our use of the product in the future."

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day enables global enterprises needing real-time agility, to deploy mission-critical content management applications on the web. Day's customers are some of the largest global corporations including General Electric, UBS, Viacom, Degussa, Aral, Hugo Boss, Six Continents Hotels, and Pfizer.

For more information, contact:

US:
Deidre Gale
Day Software, Inc.
2 Corporate Plaza, Suite 150
Newport Beach, California 92660
T +1 949 644 2557
E-Mail deidre.gale@day.com

Europe & ROW:
Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel, Switzerland
T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

back to press release list **previous release**

Day Software Holding AG
Documents Distributed to Shareholders

RECEIVED
2004 DEC -6 P 3:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Title	Date
Decisions of the General Assembly of the Shareholders of Day Software Holding AG	Filed on May 18, 2004
Invitation to 4th Ordinary General Assembly of the Shareholders	Filed on April 27, 2004
Invitation to set items on the agenda for the annual general meeting of the shareholders	Filed on April 5, 2004
Date of the annual general meeting of shareholder	Filed on February 20, 2004
Decisions of the Ordinary General Assembly of the Shareholders of Day Software AG	Filed on June 2, 2003
Invitation to 3rd Ordinary General Assembly of the Shareholders of Day Software Holding AG	Filed on May 9, 2003
Date of the annual general meeting of shareholders	Filed on March 17, 2003

Day

Media information

Decisions of the General Assembly of the Shareholders of Day Software Holding AG

Basel, Switzerland, May 18, 2004 – Today's annual shareholders meeting of Day Software Holding AG approved all proposals. The following proposals were presented by the board of directors:

1. **Annual Report, Annual Financial Accounts, Group Accounts as well as Report of the Auditors and Group Auditors for the fiscal year 2003**

The Board proposed to approve the Annual Report, the Annual Financial Accounts and the Group Accounts for the fiscal year 2003 as well as to accept the Report of the Auditors and the Group Auditors for the fiscal year 2003.

2. **Indemnification of the Board and the Senior Management**

The Board proposed to indemnify all members of the Board of Directors and the managing directors.

3. **Decision regarding the Annual Result**

The Board proposed to offset the accumulated deficit of CHF 6'519'684.27 from the legal reserves (general reserve) of CHF 10'214'463.55.

4. **Election of the Auditors and the Group Auditors for the fiscal year 2004**

The Board proposed the election of KPMG Fides Peat, Basel, as Ordinary Auditors according to Art. 727ff OR and Group Auditors according to Art. 731a OR for the fiscal year 2004. The Board proposed the election of BR Wirtschaftsprüfungsgesellschaft mbH as additional auditors with the limited task of auditing capital increases according to Art. 652f, 653f and 653i of the Swiss Code of Obligations (OR) for one year.

5. **Authorized Capital**

The Board proposed to renew the authorized capital of currently CHF 5'603'950.00 and at the same time to increase it to CHF 5'620'000.00 i.e. to change the Articles of Association as follows:

New wording of Art. 3bis Authorized Capital

"The Board of Directors is authorized to increase the share capital at any time until 17 May 2006 by a maximum amount of CHF 5'620'000.00 by issuing shares not exceeding the amount of 562'000 fully paid in shares with a par value of CHF 10.00 each. Increases

by way of fixed sale and increases by partial amounts are permitted. The Board of Directors shall set the issuing price per share, the date of commencement of entitlement to dividends and the type of contributions. The Board of Directors is authorized to exclude the pre-emptive rights of the shareholders for important reasons and assign these to third parties, particularly for a) the acquisition of a business or part of a business by way of share exchange b) for the financing of the acquisition of a business, part of a business, participation or new investments of the Company c) for granting of a participation to employees or (d) for strategic partnerships."

A warning regarding forward-looking statements

This press release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the SWX Swiss Exchange (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

For further information

Daniel Heck
Day Software AG
Barfüsserplatz 6
4001 Basel, Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

The German version of this press release is binding.

Day

To the shareholders of
Day Software Holding AG

Basel, April 27, 2004

Invitation to the 4th Ordinary General Assembly of the Shareholders of Day Software Holding AG

Tuesday, May 18, 2004, 10.30 a.m. (door opening 10.00 a.m.)
Confe rence Centre (‚Ausbildungs- und Kongresszentrum' ABZ) of UBS AG
Viaduktstrasse 33, 4051 Basel

Dear shareholders

On behalf of the Board of Directors of Day Software Holding AG we invite you to this year's annual Meeting of the Shareholders.

Agenda and Proposals

1. **Annual Report, Annual Financial Accounts, Group Accounts as well as Report of the Auditors and Group Auditors for the fiscal year 2003**
   The Board proposes to approve the Annual Report, the Annual Financial Accounts and the Group Accounts for the fiscal year 2003 as well as to accept the Report of the Auditors and the Group Auditors for the fiscal year 2003.

2. **Indemnification of the Board and the Senior Management**
   The Board proposes to indemnify all members of the Board of Directors and the managing directors.

3. **Decision regarding the Annual Result**
   The Board proposes to offset the accumulated deficit of CHF 6'519'684.27 from the legal reserves (general reserve) of CHF 10'214'463.55.

4. **Election of the Auditors and the Group Auditors for the fiscal year 2004**
   The Board proposes the election of KPMG Fides Peat, Basel, as Ordinary Auditors according to Art. 727ff OR and Group Auditors according to Art. 731a OR for the fiscal year 2004. The Board proposes the election of BR Wirtschaftsprüfungsgesellschaft mbH as additional auditors with the limited task of auditing capital increases according to Art. 652f, 653f and 653i of the Swiss Code of Obligations (OR) for one year.

5. **Authorized Capital**
   The Board proposes to renew the authorized capital of currently CHF 5'603'950.00 (560'395 shares with a par value of CHF 10.00 each) and at the same time to increase it to CHF 5'620'000.00 i.e. to change the Articles of Association as follows:
   New wording of Art. 3bis Authorized Capital
   "The Board of Directors is authorized to increase the share capital at any time until 17 May 2006 by a maximum amount of CHF 5'620'000.00 by issuing shares not exceeding the amount

of 562'000 fully paid in shares with a par value of CHF 10.00 each. Increases by way of fixed sale and increases by partial amounts are permitted. The Board of Directors shall set the issuing price per share, the date of commencement of entitlement to dividends and the type of contributions. The Board of Directors is authorized to exclude the pre-emptive rights of the shareholders for important reasons and assign these to third parties, particularly for a) the acquisition of a business or part of a business by way of share exchange b) for the financing of the acquisition of a business, part of a business, participation or new investments of the Company c) for granting of a participation to employees or (d) for strategic partnerships."

Participation and proxies

This agenda including the proposals of the Board of Directors was sent to all shareholders registered on April 26, 2004 together with the invitation to the Shareholders' Meeting of May 18, 2004. The Annual Report including the Annual Financial Accounts and the Group Accounts for the fiscal year 2003 as well as the Report of the Auditors and the Group Auditors for the fiscal year 2003 and the minutes of the company's 3rd Ordinary Shareholders' Meeting of June 2, 2003, can be reviewed at the company's office in Basel during a period of 20 days prior to the Meeting. The Annual Report (available only in English) can be ordered at the company (see contact information below) or with the respective form enclosed to the invitation.

Shareholders registered on April 26, 2004, received a personal invitation with return-form including the possibility to order an admission card or to appoint a third party as proxy. Proxies can be given either to another person, who does not have to be a shareholder, to the corporation (Mr Piotr Zabiello) or to the independent proxy (Mr David Levin, Attorney-at-law, Aeschenvorstadt 67, 4010 Basel). Without the express other instruction, the vote will be exercised in accordance with the proposals of the Board of Directors.

Portfolio representatives according to Art. 689d of the Swiss Code of Obligations (OR) are asked to declare the number of shares represented by them as early as possible and the latest as per May 18, 2004, to the admission control. Portfolio representatives are all institutes according to the Federal Law over the Banks and Savings banks of November 8, 1934 as well as professional trustees.

Contact & Information

For further information please contact our Investor Relations Service:

Daniel Heck (daniel.heck@day.com)
Day Software Holding AG
Barfüsserplatz 6
4001 Basel
Switzerland

Tel +41-61 226 98 98 (switchboard)
Tel +41-61 226 55 85 (direct)
Fax +41-61-226 98 97

This entire invitation is a translation of the official invitation as published in the SHAB on April 27, 2004. The only binding version is the one published in the SHAB.

Day Software Holding AG

For the Board of Directors:
Michael Moppert, Chairman

Invitation to Set Items on the Agenda for the Annual General Meeting of the Shareholders (English language summary of German original) published in the Swiss Gazette, dated April 5, 2004.

The shareholders are invited to attend a meeting of the annual shareholders of Day Software Holding AG that will take place on May 18, 2004 in Basel, Switzerland. Shareholders with shares that have a nominal value of one million Swiss Francs or more may request items to be on the agenda for the meeting. The company must receive such a request, along with proof of the value of their nominal holdings, by April 19, 2004 at the latest.

Reporting to the SWX regarding the date of the annual shareholder meeting in 2004:

Via Email as of February 20, 2004, the following has been reported in German to the SWX by Daniel Heck, Day's Director of Corporate Communications:

> *This year's annual shareholder meeting of Day Software Holding AG will take place on Thursday, May 18, 2004, at the 'Ausbildingszentrum' of UBS in Basel.*

Day

Media information

Decisions of the Ordinary General Assembly of the Shareholders of Day Software Holding AG

Basel, Switzerland, June 2, 2003 – Today's annual shareholders meeting of Day Software Holding AG approved all proposals. The following proposals were presented by the board of directors:

1. **Annual Report, Annual Financial Accounts, Group Accounts as well as Report of the Auditors and Group Auditors for the fiscal year 2002**

   The Board proposes to approve the Annual Report, the Annual Financial Accounts and the Group Accounts for the fiscal year 2002 as well as to accept the Report of the Auditors and the Group Auditors for the fiscal year 2002.

2. **Indemnification of the Board and the Senior Management**

   The Board proposes to indemnify all members of the Board of Directors and the managing directors.

3. **Decision regarding the Annual Result**

   The Board proposes to offset the accumulated deficit of CHF 154'407 688.45 from the legal reserves (general reserve) of CHF 164'618 199.40.

4. **Re-elections of the board members**

   The Board proposes the re-election of Mr. Michael Moppert, Mr. David Nüscheler, Mr. Greg Williams and Mr. Mark Walsh for an additional term of three years.

5. **Election of the Auditors and the Group Auditors for the fiscal year 2003**

   The Board proposes the election of KPMG Fides Peat, Basel, as Ordinary Auditors according to Art. 727ff OR and Group Auditors according to Art. 731a OR for the fiscal year 2003. The Board proposes the election of BR Wirtschaftsprüfungsgesellschaft mbH as additional auditors with the limited task of auditing capital increases according to Art. 652f, 653f and 653i of the Swiss Code of Obligations (OR) for one year.

A warning regarding forward-looking statements

This press release may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS.

For further information

Daniel Heck
Day Software AG
Barfüsserplatz 6
4001 Basel, Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
E-Mail daniel.heck@day.com

The German version of this press release is binding.

Day

To the shareholders of
Day Software Holding AG

Basle, 9 May 2003

Invitation to the 3rd Ordinary General Assembly of the Shareholders of Day Software Holding AG

Monday, 2 June 2003, 10.30 a.m. (door opening 10.00 a.m.)
Conference Centre (‚Ausbildungs- und Kongresszentrum' ABZ) of UBS AG
Viaduktstrasse 33, 4051 Basel

Dear shareholders

On behalf of the Board of Directors of Day Software Holding AG we invite you to this year's annual Meeting of the Shareholders.

Agenda and Proposals

1. **Annual Report, Annual Financial Accounts, Group Accounts as well as Report of the Auditors and Group Auditors for the fiscal year 2002**
   The Board proposes to approve the Annual Report, the Annual Financial Accounts and the Group Accounts for the fiscal year 2002 as well as to accept the Report of the Auditors and the Group Auditors for the fiscal year 2002.

2. **Indemnification of the Board and the Senior Management**
   The Board proposes to indemnify all members of the Board of Directors and the managing directors.

3. **Decision regarding the Annual Result**
   The Board proposes to offset the accumulated deficit of CHF 154'407'688.45 from the legal reserves (general reserve) of CHF 164'618'199.40.

4. **Re-elections of the board members**
   The Board proposes the re-election of Mr Michael Moppert, Mr David Nüscheler, Mr Greg Williams and Mr Mark Walsh for an additional term of three years.

5. **Election of the Auditors and the Group Auditors for the fiscal year 2003**
   The Board proposes the election of KPMG Fides Peat, Basel, as Ordinary Auditors according to Art. 727ff OR and Group Auditors according to Art. 731a OR for the fiscal year 2003. The Board proposes the election of BR Wirtschaftsprüfungsgesellschaft mbH as additional auditors with the limited task of auditing capital increases according to Art. 652f, 653f and 653i of the Swiss Code of Obligations (OR) for one year.

Participation and proxies

This agenda including the proposals of the Board of Directors was sent to all registered shareholders on May 9, 2003 together with the invitation to the Shareholders' Meeting of June 2, 2003. The Annual Report including the Annual Financial Accounts and the Group Accounts for the fiscal year 2002 as well as the Report of the Auditors and the Group Auditors for the fiscal year 2002 and the minutes of the company's 1st and 2nd Ordinary Shareholders Meetings of May 23, 2001, and of May 22, 2002, can be reviewed at the company's office in Basel during a period of 20 days prior to the Meeting. The Annual Report (available only in English) can at the company (see contact information below) or with the respective form enclosed to the invitation.

Shareholders registered on May 9, 2003, received a personal invitation with return-form including the possibility to order an admission card or to appoint a third party as proxy. Proxies can be given either to another person, who does not have to be a shareholder, to the corporation (Mr Piotr Zabiello) or to the independent proxy (Mr David Levin, Attorney-at-law, Aeschenvorstadt 67, 4010 Basel). Without the express other instructions, the vote will be exercised in accordance with the proposals of the Board of Directors.

Portfolio representatives according to Art. 689d of the Swiss Code of Obligations (OR) are asked to declare the number of shares represented by them as early as possible and at the latest as per June 2, 2003, to the admission control. Portfolio representatives are all institutes according to the Federal Law over the Banks and Savings banks of November 8, 1934 as well as professional trustees.

Contact & Information

For further information please contact our Investor Relations Service:

Daniel Heck (daniel.heck@day.com)
Day Software Holding AG
Barfüsserplatz 6
4001 Basel
Switzerland

Tel +41-61 226 98 98 (switchboard)
Tel +41-61 226 55 85 (direct)
Fax +41-61-226 98 97

This entire invitation is a translation of the official invitation as published in the SHAB on May 9, 2003. The only binding version is the one published in the SHAB.

Day Software Holding AG

For the Board of Directors:
Michael Moppert, Chairman

Reporting to the SWX regarding the date of the annual shareholder meeting in 2003:

Via Email as of March 17, 2003, the following has been reported in German to the SWX by Daniel Heck, Day's Director of Corporate Communications:

> *This year's annual shareholder meeting of Day Software Holding AG will take place June 2, 2003.*

Day Software Holding AG
Financial Statements Filed with the SWX from January 1, 2003 to September 30, 2004

Title	Date
Report on the first half of 2004	August 29, 2004
Annual Report 2003	April 22, 2004
Report on the fourth quarter 2003	March 31, 2004
Report on the third quarter 2003	November 27, 2003
Report on the first half of 2003	August 29, 2003
Report on the first quarter 2003	May 28, 2003

Day Software Holding AG

Day

H1 2004



Global Content Management

www.day.com

Day Software Holding AG
Report for the First Half Year 2004

Highlights

- Increasing Revenues
  - 17.5% total revenue increase over previous first half year
- Increasing Cash Balance
  - CHF 1.3 million increase in cash balance for the first half year
- Increased Gross Profit Margin
  - CHF 2.1 million increase in gross profit margin over previous first half year

Results in Detail

First Half Year

Revenues for the first half of 2004 amounted to CHF 7.4 million, as compared to CHF 6.3 million for the first half of 2003. License revenues for the first half of 2004 amounted to CHF 3.0 million, as compared to CHF 3.1 million for the first half of 2003 and accounted for 41% of total revenues. Maintenance revenues for the first half of 2004 increased 50% to CHF 1.8 million, as compared to CHF 1.2 million for the first half of 2003. Service revenues, excluding maintenance, for the first half of 2004 increased 30% to CHF 2.6 million, as compared to CHF 2.0 million for the first half of 2003.

In Europe, Day generated CHF 5.4 million in revenues in the first half of 2004, of which CHF 3.6 million were generated outside of Switzerland. In the United States, Day generated CHF 1.7 million in revenues in the first half of 2004, accounting for 23% of revenues in this period. Switzerland and the United States were Day's largest contributors of revenues in the first half of 2004. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 0.8 million of revenues for the first half of 2004.

Revenues for the first half of 2004 decreased 12% to CHF 7.4 million, as compared to CHF 8.4 million for second half of 2003. This decrease is primarily due to the historical seasonality of the business that results in a larger percentage of software license sales occurring in the second half of the fiscal year. For example, total revenues for the first half of 2003 accounted for 42% of the total 2003 annual revenues while total revenues for the second half of 2003 accounted for 58% of the total 2003 annual revenues. License revenues for the first half of 2004 decreased 38% to CHF 3.0 million, as compared to CHF 4.8 million for the second half of 2003. Maintenance revenues for the first half of 2004 increased 38% to CHF 1.8 million, as compared to CHF 1.3 million for the second half of 2003. Service revenues, excluding maintenance, for the first half of 2004 increased 13% to CHF 2.6 million, as compared to CHF 2.3 million for the second half of 2003.

Gross profit for the first half of 2004 increased 66% to CHF 5.3 million, as compared to CHF 3.2 million for the first half of 2003 and decreased 17% from CHF 6.4 million for the second half of 2003. The gross profit margin for the first half of 2004 increased to 72% from 51% in the first half of 2003 and decreased from 76% in the second half of 2003. The favorable changes from the first half of 2003 to the first half of 2004 are primarily the result of improvements in Day's cost structure, continued shift of business from services to licenses and increasing maintenance revenues due to growing customer base. The unfavorable changes in gross profit and gross profit margin from the second half of 2003 to the first half of 2004 is primarily due to the decrease in revenues over this period due to seasonality of revenues.

Operating expenses for the first half of 2004 decreased 4% to CHF 6.9 million, as compared to CHF 7.2 million for the first half of 2003. Research and development expenses decreased 4%, sales and marketing expenses decreased 13%, and general and administrative expenses increased 12%. The increase in general and administrative expenses is primarily due to nonrecurring expenses during the first half of 2004.

Compared to the second half of 2004, operating expenses for the first half of 2004 increased 3% to CHF 6.9 million from CHF 6.7 million. Research and development expenses increased 41%, sales and marketing expenses decreased 5% and general and administrative expenses increased 17%.

Net loss for the first half of 2004 was CHF 1.5 million, as compared to a net loss of CHF 3.8 million for the first half of 2003, a decrease of 61%. The net loss for the second half of 2003 was CHF 0.2 million. Basic and diluted loss per share was CHF 1.23 for the first half of 2004, as compared to basic and diluted loss per share of CHF 3.39 for the first half of 2003 and basic and diluted loss per share of CHF 0.13 for the second half of 2003. The increase in net loss from the second half of 2003 to the first half of 2004 is primarily due to the decrease in revenues over this period due to seasonality of revenues.

As of June 30, 2004, cash and cash equivalents amounted to CHF 6.7 million, up from CHF 5.3 million as of December 31, 2003. Accounts receivable decreased to CHF 3.5 million at June 30, 2004 compared to CHF 6.3 million at December 31, 2003. Deferred revenues decreased to CHF 2.6 million at June 30, 2004 compared to CHF 3.1 million at December 31, 2003. Days-sales outstanding increased to 120 days in the first half of 2004 from 107 days in the second half of 2003.

Customer Support

New customers added in the first half of 2004 include global leaders such as WestLB, Groupe Mutuel, Swiss PostFinance, K&H Bank of Hungary, Ministry of Defense of Singapore, Touring Club of Switzerland and MeteoSwiss.

Partners

Day formed a strategic partnership with WireJack, a leading wireless application provider, to develop a next generation mobile content platform for their global entertainment and marketing applications. This platform will be the distribution mechanism for delivering content and services to mobile carriers across the world such as, Verizon, Alltel, US Cellular, Midwest Wireless and Bell South International.

Day also strengthened its partnership with IBM by achieving "Advanced" partner status, by becoming a featured vendor in the IBM Global Solutions Directory, and being named to participate in the IBM "Linux for Leaders" program.

Industry Standards Leadership

Day's CTO, David Nüscheler, has successfully chaired the JSR 170 standards body since its inception and, recently, the public review of the standards have concluded. The proposed standard enjoys strong acceptance in the industry: The open source community is aggressively working on early adoption while other more traditional vendors, such as IBM, Oracle or Documentum have announced specific plans for products that leverage the proposed repository standard. At the same time Day Software has started to release the alpha version of it's new Java Content Repository that will be compliant with the coming standard.

Technology Leadership

Day hosted their first Global Automotive Summit in Wolfsburg, Germany. Executives from automotive industry leading companies from around the world, such as Audi, DaimlerChrysler, Ford, Johnson Controls, Mazda, Michelin, and Volkswagen, gathered to share best practices about managing enterprise content on a global scale. Distinguished speakers included senior technology executives from DaimlerChrysler, IBM, Johnson Controls, Volkswagen, Audi, gedas, CSC Ploenzke, and Day.

Employees

Total headcount as of June 30, 2004 and 2003 was 81 and 90 full time employees, respectively. Headcount as of June 30, 2004 was allocated as follows: research and development 20%, sales and marketing 29%, professional services 19%, administration 13% and MarketingNet 19%.

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(in thousands CHF, except share information) (unaudited)	June 30, 2004	December 31, 2003
ASSETS		
Current assets		
Cash and cash equivalents	6,672	5,344
Accounts receivable, net	3,478	6,324
Unbilled receivables	196	102
Other receivables	43	72
Prepaid expenses	552	214
Total current assets	**10,941**	**12,056**
Non-current assets		
Property and equipment, net	1,120	1,663
Investments	100	-
Goodwill and intangible assets, net	4,604	4,698
Other assets	360	356
Total non-current assets	**6,184**	**6,717**
TOTAL ASSETS	*17,125*	*18,773*
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	393	268
Deferred revenues	2,644	3,098
Other current liabilities	155	583
Accrued liabilities	1,853	2,213
Total current liabilities	**5,045**	**6,162**
Commitments and contingencies		
Shareholders' equity		
Share capital, CHF 10.00 par value 2,241,617 shares total, 1,206,452 shares issued and outstanding	12,065	11,253
Treasury shares	(1,074)	(1,074)
Capital reserves	138,278	138,170
Accumulated deficit	(136,594)	(135,139)
Accumulated other comprehensive loss	(595)	(599)
Total shareholders' equity	**12,080**	**12,611**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	*17,125*	*18,773*

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands CHF, except share information) (unaudited)	Six Months Ended June 30, 2004	2003
Revenues:		
Software licenses	3,007	3,065
Services	4,345	3,193
Total revenues	**7,352**	**6,258**
Cost of revenues:		
Software licenses	15	7
Services	2,014	3,063
Total cost of revenues	**2,029**	**3,070**
Gross profit	*5,323*	*3,188*
Operating expenses:		
Research and development	1,513	1,583
Sales and marketing	3,535	4,074
General and administrative	1,751	1,565
Amortization of intangible assets	93	93
Stock-based compensation	18	13
Restructuring charges	-	(118)
Loss from operations	**(1,587)**	**(4,022)**
Interest income	11	30
Interest expense	(3)	(5)
Foreign exchange loss	(25)	(27)
Other income	153	209
Loss before income taxes	**(1,451)**	**(3,815)**
Provision for income taxes	(4)	9
Net loss	**(1,455)**	**(3,806)**
Other comprehensive loss	4	(8)
Comprehensive loss	*(1,451)*	*(3,814)*
Basic and diluted loss per share	*(1.23)*	*(3.39)*
Shares used in computing basic and diluted loss per share	**1,180,586**	**1,122,263**

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands CHF) (unaudited)	Six Months Ended June 30, 2004	2003
Net loss	**(1,455)**	**(3,806)**
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation of fixed assets	558	798
Loss on fixed asset dispositions	10	7
Amortization of intangible assets	93	93
Net foreign currency exchange losses	24	27
Stock-based compensation	18	37
Stock received in exchange for software	(100)	-
Changes in operating assets and liabilities:		
Accounts receivable	2,854	1,125
Unbilled receivables	(87)	260
Prepaid expenses and other current assets	(304)	183
Accounts payable	118	(208)
Deferred revenues	(455)	(1,150)
Accrued liabilities	(368)	(1,040)
Other liabilities	(433)	65
Net cash provided by (used in) operating activities	**473**	**(3,609)**
Cash flows from investing activities:		
Purchases of equipment	(21)	(25)
Proceeds from sale of equipment	1	2
Other assets	-	14
Net cash used in investing activities	**(20)**	**(9)**
Cash flows from financing activities:		
Proceeds from stock option exercises	902	-
Net cash provided by financing activities	**902**	**-**
Net increase (decrease) in cash and cash equivalents	**1,355**	**(3,618)**
Foreign currency adjustment on cash	(27)	(82)
Cash and cash equivalents at beginning of period	5,344	8,999
Cash and cash equivalents at end of period	***6,672***	***5,299***

DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

	Share Capital Shares	Share Capital Amount	Treasury Shares	Capital Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balances, January 1, 2003	**1,122,263**	**11,223**	**(1,074)**	**137,774**	**(131,188)**	**(477)**	**16,258**
Stock-based compensation	-	-	-	392	-	-	392
Stock options exercised	3,047	30	-	4	-	-	34
Net loss	-	-	-	-	(3,951)	-	(3,951)
Foreign currency translation	-	-	-	-	-	(122)	(122)
Balances, December 31, 2003	**1,125,310**	**11,253**	**(1,074)**	**138,170**	**(135,139)**	**(599)**	**12,611**
Stock-based compensation	-	-	-	18	-	-	18
Stock options exercised	81,142	812	-	90	-	-	902
Net loss	-	-	-	-	(1,455)	-	(1,455)
Foreign currency translation	-	-	-	-	-	4	4
Balances, June 30, 2004	*1,206,452*	*12,065*	*(1,074)*	*138,278*	*(136,594)*	*(595)*	*12,080*

About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

Forward-looking Statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the company's stock, and the company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

For further information

Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel, Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail: daniel.heck@day.com

The English text of this report represents the binding version.